HEALTHGRADES®

GUIDING AMERICA TO BETTER HEALTHCARE®

2007 Annual Report to Stockholders

HEALTH GRADES, INC.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Dear Stockholder:

It is my pleasure to invite you to attend the 2008 Annual Meeting of Stockholders of Health Grades, Inc., to be held at our corporate headquarters, 500 Golden Ridge Road, Suite 100, Golden, Colorado 80401, on Wednesday, June 18, 2008 at 9:00 a.m. local time. The meeting will be held for the following purposes:

1. To elect 5 directors

2. To act upon such other matters as may properly come before the meeting.

Holders of record of our common stock at the close of business on May 2, 2008 are entitled to receive this notice and to vote at the meeting or any adjournment.

Your vote is important. Whether you plan to attend the meeting or not, we urge you to complete, sign and return your proxy card as soon as possible in the envelope provided. This will ensure representation of your shares in the event you are not able to attend the meeting. You may revoke your proxy and vote in person at the meeting if you so desire.

Allen Dodge
Executive Vice President, Chief Financial Officer
and Secretary

May 23, 2008

HEALTH GRADES, INC.
500 Golden Ridge Road
Suite 100
Golden, Colorado 80401

PROXY STATEMENT

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Health Grades, Inc. for the 2008 annual meeting of stockholders to be held at our corporate headquarters, 500 Golden Ridge Road, Suite 100, Golden, Colorado 80401, on Wednesday, June 18, 2008 at 9:00 a.m. local time. We are first mailing copies of this proxy statement, the attached notice of annual meeting of stockholders and the enclosed form of proxy on or about May 23, 2008.

At the annual meeting, holders of our common stock will vote upon the election of five directors to serve until the 2009 annual meeting of stockholders or until their successors are duly elected and qualified.

Our Board of Directors has fixed the close of business on May 2, 2008 as the record date for the determination of stockholders entitled to notice of, and to vote at, the annual meeting or any adjournment of the annual meeting. You may vote at the annual meeting only if you are a holder of record of common stock at the close of business on the record date. As of the record date, 28,267,109 shares of common stock were issued and outstanding.

If you complete and return your proxy card and we receive it at or prior to the annual meeting, your shares will be voted in accordance with your directions. You can specify your choice by marking the appropriate box on the enclosed proxy card. If your proxy card is signed and returned without directions, the shares will be voted for the persons identified in this proxy statement as nominees for election to the Board of Directors. You may revoke your proxy at any time before it is voted at the meeting by sending a notice of revocation to our Secretary, executing a later-dated proxy or voting by ballot at the meeting.

The holders of a majority of our common stock entitled to vote, present in person or represented by proxy, will constitute a quorum for the transaction of business. Abstentions and broker "non-votes" are counted as present and entitled to vote for purposes of determining a quorum. A broker "non-vote" occurs when a broker holding shares for a beneficial owner does not vote on a particular proposal because the broker does not have discretionary voting power with respect to that item and has not received instructions from the beneficial owner. .

Holders of common stock are entitled to one vote per share on all matters properly brought before the meeting. Directors are elected by a plurality of the votes cast. A plurality means that the nominees with the largest number of votes are elected as directors up to the maximum number of directors to be chosen at the meeting. All other matters to be acted upon at the meeting will be determined by the affirmative vote of the holders of the majority of the common stock present in person or represented by proxy and entitled to vote. An abstention is counted as a vote against and a broker "non-vote" generally is not counted for purposes of approving these matters.

The Board of Directors is not aware of any matters that will be brought before the meeting other than those described in this proxy statement. However, if any other matters properly come before the meeting, the persons named on the enclosed proxy card will vote in accordance with their best judgment on such matters.

Ownership of Our Common Stock by Certain Persons

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of May 2, 2008 by (i) each person known to us to own beneficially more than five percent of our common stock (including such person's address), (ii) each of our named executive officers, (iii) each director and (iv) all directors and executive officers as a group.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Outstanding Shares (1)
FMR Corp. (2)	4,512,704	16.0%
Janus Capital Management LLC (3)	1,900,310	6.7%
Magnetar Capital Partners LP (4)	2,427,508	8.6%
Kerry R. Hicks (5)	4,578,641	15.0%
David G. Hicks (6)	1,719,098	5.8%
Sarah Loughran (7)	1,622,467	5.6%
Allen Dodge (8)	797,294	2.8%
Steven Wood (9)	92,350	*
Leslie S. Matthews, M.D.	117,379	*
John Quattrone (10)	158,416	*
Mary Boland	28,416	*
Michael Beaudoin (11)	104,240	*
All directors and executive officers as a group (9 persons) (12)	9,218,301	27.6%

* Less than one percent.

(1) Applicable percentage of ownership is based on 28,267,109 shares of common stock outstanding on May 2, 2008. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and means voting or investment power with respect to securities. Shares of common stock issuable upon the exercise of stock options exercisable currently or within 60 days of May 2, 2008 (unless otherwise noted) are deemed outstanding and to be beneficially owned by the person holding such option for purposes of computing such person's percentage ownership but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Except for shares held jointly with a person's spouse or subject to applicable community property laws, or as indicated in the footnotes to this table, each stockholder identified in the table possesses sole voting and investment power with respect to all shares of common stock shown as beneficially owned by such stockholder. Unless otherwise provided, all stockholders' address is 500 Golden Ridge Road, Suite 100, Golden, Colorado 80401.

(2) FMR Corp. has sole dispositive power with respect to 4,512,704 shares. Fidelity Management & Research Company ("Fidelity"), a wholly-owned subsidiary of FMR Corp. and a registered investment advisor, beneficially owns 4,512,704 of these shares as a result of acting as an investment adviser to various registered investment companies. Edward C. Johnson 3d and FMR Corp., through their control of Fidelity and the funds each has sole power to dispose of 4,512,704 shares owned by the Funds. Members of the family of Edward C. Johnson 3d, Chairman of FMR Corp., are the predominant owners, directly or through trusts, of Series B shares of common stock of FMR Corp., representing 49% of the voting power of FMR Corp. The Johnson family group and all other Series B shareholders of FMR Corp. have entered into a shareholders' voting agreement under which all Series B shares will be voted in accordance with the majority vote of Series B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp. Neither FMR Corp., nor Edward C. Johnson 3d has the sole power to vote or direct the voting of shares owned directly by the Fidelity Funds, which power resides with the Funds' Board of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Board of Trustees. The address of each of Fidelity Management & Research Company, FMR Corp., Fidelity Management Trust Company and Edward C. Johnson 3d is 82 Devonshire Street, Boston, Massachusetts 02109. The information in this note is based solely on a Schedule 13G/A filed with the SEC on February 14, 2008 by FMR Corp. and Edward C. Johnson 3d.

(3) This information is based solely upon a Schedule 13G/A filed with the SEC on February 14, 2008 by Janus Capital Management LLC ("Janus Capital") and its affiliate, Janus Venture Fund. Janus Capital provides investment advice to Janus Venture Fund, an investment company registered under the Investment Act of 1940. Shares beneficially owned include 1,640,185 shares held by Janus Venture Fund and shares owned held by Enhanced Investment Technologies LLC ("Enhanced") and Perkins, Wolf, McDonnell and Company ("Perkins Wolf"). Both Enhanced and Perkins Wolf are indirectly owned by Janus Capital. The address for Janus Capital and Janus Venture Fund is 151 Detroit Street, Denver, Colorado, 80206.

(4) This information is based solely upon a Schedule 13G/A filed with the SEC on February 13, 2008 by Magnetar Capital Partners LP ("Magnetar Capital Partners"), and its affiliates Magnetar Financial LLC ("Magnetar Financial"), Supernova Management LLC ("Supernova Management") and Alec N. Litowitz ("Mr. Litowitz"). Mr. Litowitz is the manager of Supernova Management, which is the general partner of Magnetar Financial and Magnetar Investment Management LLC ("Magnetar Investment Management"). Each of Magnetar Financial and Magnetar Investment Managers are registered investment advisers under the Investment Advisers Act of 1940. Magnetar Financial serves as investment advisor to Magnetar Capital Master Fund, Ltd. Magnetar Investment Management serves as investment advisor to certain managed accounts of Magnetar Capital Master Fund, Ltd., Magnetar SGR Fund LP, Magnetar SGR Fund, Ltd., and certain managed accounts. The address for Magnetar Capital Partners, Magnetar Financial, Supernova Management and Mr. Litowitz is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois.

(5) Includes 10,000 shares of common stock held by The David G. Hicks Irrevocable Children's Trust and 2,289,823 shares underlying stock options. Does not include 60,000 shares of common stock held by The Hicks Family Irrevocable Trust, for which shares Mr. Hicks disclaims beneficial ownership.

(6) Includes 1,124,940 shares underlying stock options.

(7) Includes 886,369 shares underlying stock options.

(8) Includes 623,500 shares underlying stock options.

(9) Includes 13,750 shares held by The Wood Family Trust.

(10) Includes 150,000 shares underlying stock options.

(11) Includes 2,240 shares held by immediate family.

(12) Includes 5,074,632 shares underlying stock options.

ELECTION OF DIRECTORS

At the meeting, five directors will be elected to hold office until the Annual Meeting of Stockholders in 2009 or until their successors have been elected and qualified. Unless contrary instructions are given, the shares represented by a properly executed proxy will be voted for the nominees listed below. All of the nominees are currently members of the Board of Directors.

If, at the time of the meeting, one or more of the nominees has become unavailable to serve, shares represented by proxies will be voted for the remaining nominees and for any substitute nominee or nominees designated by the Board of Directors, unless the size of the Board of Directors is reduced. The Board of Directors knows of no reason why any of the nominees will be unavailable or unable to serve.

Information concerning the nominees for election as directors is set forth below:

Kerry R. Hicks, age 48, one of our founders, has served as our Chief Executive Officer and has been a director since our inception in 1995. He also served as our President from our inception until November 1999 and since June 2001.

Michael Beaudoin, age 46, has served as one of our directors since June 2007. Mr. Beaudoin is the co-founder and co-CEO of ServiceMagic, the nation's leading online marketplace connecting homeowners with home-service professionals and an operating business of IAC/InterActiveCorp. Prior to founding ServiceMagic in 1998, Mr. Beaudoin was a member of the founding team of Einstein/Noah Bagel Corp., a company owning and operating specialty retail stores that feature fresh-baked bagels, proprietary cream cheeses and specialty coffee and teas, where he held several positions, including Chief Corporate Development Officer, Senior Vice President and Chief Financial Officer.

Mary Boland, age 50, has served as one of our directors since June 2006. Ms. Boland has served as Senior Vice President, Finance and Distribution – The Americas at Levi Strauss & Company, one of the world's largest brand-name apparel companies, since November 2007; Senior Vice President, Finance and Distribution – North America since November 2006; and served as Vice President and Chief Financial Officer of Levi Strauss & Company North America from March 2006 to November 2006. Ms. Boland served as Vice President and Chief Financial Officer of General Motors North America, a company involved in worldwide development, production and marketing of cars, trucks and parts, from December 2003 to February 2006, and Controller of General Motors North America from March 2002 to December 2003. From February 2001 to March 2002, Ms. Boland served as Group Director of Finance for General Motors North America - Manufacturing and Labor Relations.

Leslie S. Matthews, M.D., age 56, has served as one of our directors since December 1996. Since October 1994, Dr. Matthews has been an orthopaedic surgeon at Greater Chesapeake Orthopaedic Associates, LLC, a physician orthopaedic practice providing a comprehensive range of services, and since 1992, he has been the Chief of Orthopaedic Surgery at Union Memorial Hospital.

John Quattrone, age 55, has served as one of our directors since November 2000. Mr. Quattrone has served in several capacities for General Motors, including GM Powertrain Vice President – Global Human Resources since January 2006 and Vice President - Human Resources from June 2001 – December 2005.

Kerry R. Hicks and David G. Hicks, one of our Executive Vice Presidents, are brothers.

CORPORATE GOVERNANCE

Corporate Governance Guidelines and Other Corporate Governance Documents

Our Corporate Governance Guidelines, which include guidelines for determining director independence and other matters relating to our corporate governance, are available on our website. In addition, our other corporate governance documents, including the Charter of the Audit Committee, the Charter of the Compensation Committee, the Charter of the Nominating and Corporate Governance Committee and our Code of Conduct, are also available on our website. Stockholders may access these documents on the Investors page of our website at www.healthgrades.com/investorrelations.

Board of Directors Independence

The Board of Directors has determined that each of Michael Beaudoin, Mary Boland, Leslie Matthews, M.D., and John Quattrone is an independent director within the meaning of the rules of The NASDAQ Stock Market, Inc. In addition, the Board of Directors has determined that each member of the Audit, Compensation and Nominating and Corporate Governance Committees of the Board of Directors is also independent within the meaning of the rules of the NASDAQ Stock Market, Inc. and Securities and Exchange Commission, including additional requirements relating to Audit Committee members.

Board of Directors and Board Committees

The Board of Directors held five meetings during 2007. Mary Boland, Kerry Hicks, J.D. Kleinke, a former board member who resigned in March 2008, and John Quattrone attended the 2007 annual meeting of stockholders.

Our Board of Directors has a standing Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee.

Audit Committee

We have a separately-designated standing audit committee comprised solely of independent Board members. Our Audit Committee members are Ms. Boland (Audit Committee Chairperson), Mr. Quattrone, Dr. Matthews and Mr. Beaudoin. The Audit Committee has sole authority to retain, compensate, terminate, oversee and evaluate the independent auditors, and reviews and approves in advance all audit and non-audit services (other than prohibited non-audit services) performed by the independent auditors. In addition, the Audit Committee reviews and discusses with management and the independent auditors the audited financial statements included in our filings with the Securities and Exchange Commission; oversees our compliance with legal and regulatory requirements; and meets separately with the independent auditors as often as deemed necessary or appropriate by the Committee. In this regard, the Audit Committee also reviews major issues regarding accounting principles and financial statement presentation, and periodically discusses with management our major financial risk exposures and the steps that management has taken to monitor and control such exposures.

The Board of Directors has determined that Mary Boland is an "audit committee financial expert" as that term is defined in Securities and Exchange Commission regulations, and that she and all members of our Audit Committee are independent within the meaning of the rules of the NASDAQ Stock Market, Inc.

The Audit Committee operates pursuant to a written charter and met five times during 2007.

Compensation Committee

The Compensation Committee is responsible for establishing, implementing and monitoring the administration of compensation programs in accordance with our compensation philosophy and strategy as well as approving executive compensation and equity plan awards. The Compensation Committee establishes and maintains our executive compensation program through internal evaluations of performance, comparisons to our annual operating budget as well as consultation with independent compensation consultants, as appropriate. The Compensation Committee also reviews and discusses with management the Compensation Discussion and Analysis. The Compensation Committee may take into consideration when setting the compensation levels of the executive officers (other than the CEO) any recommendations of the CEO with respect to the other executive officers. With the exception of Mr. David Hicks, whose salary is set based upon his employment agreement, our CEO typically recommends annual salary increases for our NEOs to the Compensation Committee. In addition, at the end of the year, our CEO, in conjunction with our Chief Financial Officer, prepares a recommendation to the Compensation Committee as to how the annual discretionary pool should be allocated to each individual employee, including our NEOs. The Compensation Committee also engaged with Pearl Meyer & Partners, an independent compensation consultant, to provide recommendations concerning the restricted stock grants made available to our NEOs and other officers.

The Compensation Committee operates pursuant to a written charter and met one time during 2007.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee has been an officer or employee of HealthGrades. None of our executive officers serves on the board of directors or compensation committee of a company that has an executive officer that serves on our board of directors or Compensation Committee.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee was established on September 28, 2005 and is currently comprised of Dr. Matthews (Chairman), Ms. Boland, and Mr. Quattrone. The Nominating and Corporate Governance Committee recommends to the Board of Directors nominees for election as directors, the responsibilities of the committees of the Board of Directors, and each committee's membership; oversees the annual evaluation of the Board of Directors and its committees; reviews the adequacy of our Corporate Governance Guidelines;

and recommends other corporate governance-related matters for consideration by the Board of Directors. All members of the Nominating and Corporate Governance Committee are independent.

The Nominating and Corporate Governance Committee operates pursuant to a written charter and met one time during 2007.

Consideration of Director Candidates

Our Nominating and Corporate Governance Committee recommends to the Board of Directors candidates for membership on the Board of Directors. Our Corporate Governance Guidelines and the Charter of the Nominating and Corporate Governance Committee provide that, in considering its recommendations of candidates for nomination, the Committee will seek individuals who evidence strength of character, mature judgment and the ability to work collegially with others. Our Corporate Governance Guidelines and the Charter of the Nominating and Corporate Governance Committee also provide that the Board of Directors should include directors who collectively possess a broad range of skills, expertise, industry and other knowledge, and business and other experience useful to the effective oversight of our business. Therefore, in considering whether to nominate a person for election as a director, the Nominating and Corporate Governance Committee will consider the contribution such person can make to the collective competencies of the Board of Directors based on such person's background. The manner in which the Nominating and Corporate Governance Committee evaluates potential directors will be the same for candidates recommended by stockholders as for candidates recommended by others. Stockholders can recommend candidates for nomination by writing to the Corporate Secretary, Health Grades, Inc., 500 Golden Ridge Road, Suite 100, Golden, Colorado 80401. In accordance with our by-laws, in order to enable consideration of the candidate in connection with our 2009 annual meeting of stockholders, a stockholder must submit the following information no earlier than March 20, 2009 and no later than April 19, 2009: (1) The name of the candidate and information about the candidate that would be required to be included in a proxy statement under the rules of the Securities and Exchange Commission; (2) information about the relationship between the candidate and the recommending stockholder; (3) the consent of the candidate to service as a director; and (4) proof of the number of shares of our common stock that the recommending stockholder owns and the length of time the shares have been owned. In considering any candidate proposed by a stockholder, the Nominating and Corporate Governance Committee will reach a conclusion based on the criteria described above. The Nominating and Corporate Governance Committee may seek additional information regarding the candidate. After full consideration, the stockholder proponent will be notified of the decision of the Nominating and Corporate Governance Committee.

Communications with the Board of Directors

Stockholders and other interested persons may communicate with the Board of Directors by writing to the Board of Directors, c/o Health Grades, Inc., 500 Golden Ridge Road, Suite 100, Golden, Colorado 80401 or, if the communication is to be directed solely to the independent members of the Board of Directors, to Independent Directors, c/o Health Grades, Inc., 500 Golden Ridge Road, Suite 100, Golden, Colorado 80401. In addition, stockholders and other interested parties may contact our Audit Committee to report complaints about our accounting, internal accounting controls or auditing matters by writing to Audit Committee, c/o Health Grades, Inc., 500 Golden Ridge Road, Suite 100, Golden, Colorado 80401. Communications to the Board of Directors regarding accounting, internal accounting controls or auditing matters will be referred to the Audit Committee. Other concerns will be addressed as determined by the Board of Directors. You can report your concerns to the Board of Directors or the Audit Committee anonymously or confidentially. Stockholders also can communicate with our Chairman and CEO, Kerry Hicks, or our Audit Committee Chairperson, Mary Boland, via e-mail directly from the Investor Relations section of our website.

Code of Conduct

We have a Code of Conduct applicable to all of our officers, other employees and directors. Among other things, the Code of Conduct is designed to deter wrongdoing and to promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; to promote full, fair, accurate, timely, and understandable disclosures in periodic reports required to be filed by us; and to promote compliance with applicable governmental laws, rules and regulations. The Code of Conduct provides for the prompt internal reporting of violations of the Code of Conduct to an appropriate person identified in the Code of Conduct and contains provisions regarding accountability for adherence to the Code of Conduct. We intend to satisfy the disclosure requirements regarding any amendment to, or waiver from, a provision of our Code of Conduct by disclosing such matters in the Investor Relations section of our website. A copy of the Code of Conduct is available on our website at www.healthgrades.com.

Compensation of Directors

The Nominating and Corporate Governance Committee of the Board of Directors periodically reviews compensation for our non-employee directors. Annual compensation for each of our non-employee directors is as follows:

(i) $15,000 in cash; and
(ii) 5,000 shares of restricted stock issued under our 2006 Health Grades Inc. Equity Compensation Plan, with 50% vesting on each of the first two anniversaries of the date of grant.

The following table shows compensation paid to our non-employee directors for the periods indicated

Name and Principal Position		Fees Earned or Paid in Cash[1] ($)	Stock Awards[2] ($)	Option Awards[3] ($)	Total ($)
John Quattrone [4]	2007	15,000	15,660	--	30,660
Chairman, Compensation Committee					
Leslie Matthews, M.D. [5]	2007	15,000	15,660	--	30,660
Chairman, Nominating Committee					
Mary Boland [6]	2007	15,000	37,580	--	52,580

Chairperson, Audit Committee J.D. Kleinke [(7)]	2007	15,000	8,182	40,464	63,646
Michael Beaudoin [(8)]	2007	7,500	24,568	--	32,068

(1) This column represents the amount of cash compensation earned in 2007 for Board and committee service.

(2) The amounts in the stock awards column reflect the accounting charge taken in 2007 and for outstanding unvested RSAs, and are not necessarily an indication of which directors received the most gains from previously granted equity awards. Accounting costs are determined, as required, under SFAS 123 Revised, Share Based Payment ("SFAS 123(R)"). For a more detailed discussion on how we calculate the fair value of our RSAs, refer to note 10 to the consolidated financial statements contained in our Annual Report on Form 10-K filed on March 17, 2008.

(3) The amounts in the stock awards column reflect the accounting charge taken in 2007 for outstanding stock options, and are not necessarily an indication of which directors received the most gains from previously granted equity awards. Accounting costs are determined, as required, under SFAS 123(R). For a more detailed discussion on the valuation model and assumptions used to calculate the fair value of our options, refer to note 10 to the consolidated financial statements contained in our 2007 Annual Report on Form 10-K filed on March 17, 2008.

(4) At December 31, 2007, Mr. Quattrone held options to purchase 150,000 shares of common stock and 6,708 unvested RSAs.

(5) At December 31, 2007, Dr. Matthews held 6,708 unvested RSAs.

(6) At December 31, 2007, Ms. Boland held 21,708 unvested RSAs

(7) At December 31, 2007, Mr. Kleinke held options to purchase 66,667 shares of common stock and 5,000 unvested RSAs. Mr. Kleinke resigned as a director March 7, 2008.

(8) At December 31, 2007, Mr. Beaudoin held 25,000 unvested RSAs. Mr. Beaudoin joined our Board of Directors on June 27, 2007.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Board of Directors is composed of three independent directors and operates under a written charter adopted by the Board of Directors. The Audit Committee selects the Company's independent accountants.

Management is responsible for the Company's internal controls and the financial reporting process. The independent accountants are responsible for performing an independent audit of the Company's consolidated financial statements in accordance with applicable auditing standards and to issue a report thereon. The Audit Committee's responsibility is to monitor and oversee these processes.

In this context, the Audit Committee has met and held discussions with management and the independent accountants. Management represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent accountants. The Audit Committee discussed with the independent accountants matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees), as amended.

The Company's independent accountants also provided to the Audit Committee the written disclosures required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the Audit Committee discussed with the independent accountants that firm's independence.

The Audit Committee further discussed with the Company's independent accountants the overall scope and plans for their respective audit. The Audit Committee meets periodically with the independent accountants, with and without management present, to discuss the results of their audit and quarterly reviews, their evaluation of the Company's internal control over financial reporting and the overall quality of the Company's financial reporting.

Based on these discussions and reviews, the Audit Committee recommended that the Board of Directors include the audited consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2007 filed with the Securities and Exchange Commission.

Mary Boland (Chairperson)
Leslie S. Matthews, M.D.
John J. Quattrone
Michael Beaudoin

COMPENSATION OF EXECUTIVE OFFICERS

Report of the Compensation Committee

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis. Based on its review and discussions with management, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in our Annual Report on Form 10-K/A and our proxy statement for our 2008 annual meeting of stockholders. This report is provided by the following independent directors, who comprise the committee:

John J. Quattrone (Chairman)
Mary Boland

Compensation Discussion and Analysis

Overview and History of Our Compensation Program

The Compensation Committee is responsible for establishing, implementing and monitoring the administration of compensation programs in accordance with our compensation philosophy and strategy as well as approving executive compensation and equity plan awards. A Compensation Committee Charter is available under Corporate Governance in the Investor Relations section of our website. The Compensation Committee establishes and maintains our executive compensation program through internal evaluations of performance, comparisons to our annual operating budget as well as consultation with independent compensation consultants, as appropriate.

The elements of our executive compensation program include salary, annual cash incentives and equity-based awards. In early 2002, we granted stock option grants and provided equity purchase opportunities to our executives. At that time, we were not profitable and were seeking to conserve our cash resources. Accordingly, and in light of a continuing expense control program that effectively precluded meaningful salary increases or cash bonuses for executives and led to reductions in our staff, the Compensation Committee determined that option grants and equity purchase opportunities were the best available alternatives for encouraging executives to continue their employment with us and devote the substantial time and effort necessary to further develop our business.

As a result of these equity grants, from 2003 through 2005 our general executive compensation philosophy was to provide modest salary increases, cash incentives based on the degree of improvement in our performance and no equity compensation. All of the equity awards granted to the majority of our NEOs in prior years were completely vested by the end of 2005. As such, during 2006 we issued additional equity grants to address both long-term incentives and retention of these key executives. In light of the passage of time since the 2002 equity awards and our continuing performance and growth, the Compensation Committee determined that it was appropriate to review our compensation philosophy. Following this review, and in conjunction with recommendations provided by an independent compensation consultant from Pearl Meyer & Partners, the Compensation Committee determined to make available to our NEOs, as well to other officers to be determined by means of a pool, a significant restricted stock grant. In addition, the Compensation Committee reinstated an annual equity grant program for the NEOs.

Compensation Objectives

The goal of our executive compensation program is to create value for our stockholders through a program that addresses both executive performance as well as retention. We design our executive compensation so that an individual's total compensation is directly correlated with the performance of our company and, in some cases, individual performance. Our executive compensation program emphasizes performance-based annual cash incentives because they permit the Compensation Committee to provide incentive to our NEOs, in any particular year, to pursue particular objectives that the Compensation Committee believes are consistent with the overall goals and long-term strategic direction that the Board has set for the company. For example, in 2003, cash flow was deemed to be a significant performance metric and annual incentives where tied, in part, to our operating cash flow. In more recent years, including 2007, the performance metrics principally have been revenue growth and operating income.

We seek to achieve an appropriate mix between cash payments and equity incentive awards in order to meet our objectives. Our mix of compensation elements is designed to reward recent results and motivate long-term performance and retention. Although we periodically review competitive market compensation, we do not attempt to maintain a certain target percentile within a peer group or otherwise rely on such data to determine executive compensation. As evidenced by our decision in 2006 to reinstitute equity grants to our executives, we continuously assess our compensation program in order to respond to and adjust for changes in our company, our performance and the business environment in which we operate.

The Elements of Our Executive Compensation Program

The elements of our executive compensation program are as follows:

- Base salary
- Annual cash incentive
- Equity-based awards

Base salary

Base salaries are used to provide a fixed amount of compensation for the executive officer's scope of their responsibilities. The base salary of two of our executives, Kerry R. Hicks, our Chief Executive Officer, and David G. Hicks, one of our Executive Vice Presidents, is governed by the terms of employment agreements between each of the executives and us, which have been in effect for many of years. Salaries for the other NEOs are set at levels commensurate with the executive's scope of responsibilities and effectiveness. Except for our two executive officers who are subject to employment agreements, the salaries of the NEOs are reviewed by the Compensation Committee on an annual basis, as well as at the time of a promotion or other change in responsibilities. Increases in salary of these NEOs are based on an evaluation of the individual's performance and level of responsibilities. With the exception of David Hicks, whose salary is set based upon his employment agreement, our Chief Executive Officer typically recommends annual salary increases for our NEOs to the Compensation Committee. Our Compensation Committee takes into consideration this recommendation prior to setting the annual base salaries.

Annual cash incentive

Annual cash incentives are performance-based incentives that are designed to reward annual achievements that are aligned with what we believe are most relevant to our stockholders, company revenue growth and pre-tax income. Our annual cash incentive program provides additional cash compensation to our NEOs only if, and to the extent that, performance criteria set by the Compensation Committee are met. For 2007, 50% of each executive officer's potential cash incentive was tied to our annual revenues compared to our operating budget and 50% was tied to our annual pre-tax income compared to our operating budget. Executives are also eligible for an additional discretionary bonus determined by the Compensation Committee based upon each executive's individual performance. Typically at the beginning of each year an annual discretionary pool is set that can be utilized for any company employee, including our NEOs. At the end of each year, our Chief Executive Officer, in conjunction with our Chief Financial Officer, prepares a recommendation to the Compensation Committee as to how this pool should be allocated to the individual employees.

For our 2007 cash incentive program, our CEO was eligible to receive a bonus of up to 76%, (if the highest tiers were reached for both of the two financial targets as further described below), but not less than 30% of his base salary (if the lowest tier was reached for both of the two financial targets as further described below). All our other NEOs were eligible to receive a bonus ranging from up to 37-39% (if the highest tiers were reached for both of the two financial targets as further described below), but not less than 15-16% of their base salaries (if the lowest tier was reached for both of the two financial targets as further described below). For our 2007 cash incentive program, each executive officer was eligible to receive the following:

- No payment for the annual revenue target if our actual annual revenue was less than 85% of our annual operating budget; and no payment for the pre-tax income target if our actual pre-tax income was less than 75% of our annual operating budget;
- A payment of 40% of the total potential incentive amount for the annual revenue target if our actual annual revenue was greater than 85% but less than 100% of our annual operating budget; and a payment of 40% of the total potential incentive amount for the annual pre-tax income target if our actual pre-tax income was greater than 85% but less than 100% of our annual operating budget;
- A payment of 70% of the total potential incentive amount for the annual revenue target if our actual annual revenue was greater than 100% but less than 115% of our annual operating budget; and a payment of 70% of the total potential incentive amount for the annual pre-tax income target if our actual pre-tax income was greater than 100% but less than 115% of our annual operating budget;

- A payment of 100% of the total potential incentive amount for the annual revenue target if our actual annual revenue was greater than 115% of our annual operating budget; and a payment of 70% of the total potential incentive amount for the annual pre-tax income target if our actual pre-tax income was greater than 115% of our annual operating budget.

The salaries paid and the annual cash incentives awarded to the NEOs in 2007 are shown in the Summary Compensation Table.

Equity Compensation

In 2006, the Compensation Committee determined to make available to our NEOs, and to other officers to be determined by means of a pool, a significant restricted stock grant (the "Performance Grant") as both a retention tool as well as a long-term incentive. This Performance Grant will vest solely upon the achievement of substantial performance conditions or upon a change in control as described below. In order to effect this program and to retain the flexibility to grant shares of restricted stock, which were not allowed under our previous equity compensation plan, during 2006, the Board of Directors adopted, subject to stockholder approval, an amended and restated equity compensation plan. This plan was approved by our stockholders at our annual meeting in July 2006, and the awards under the Performance Grant were made on that date.

The Compensation Committee also reinstituted an annual equity program during 2006. During 2007, our NEOs were granted additional restricted stock awards ("RSAs") that will vest over a four year period as follows:

10% vesting in 2008;
20% vesting in 2009;
30% vesting in 2010; and
40% vesting in 2011.

The vesting provisions are weighted toward future years to encourage retention of the NEOs. For the grants during 2007 to each NEO, see the table headed "2007 Grants of Plan-Based Awards" below. The Compensation Committee anticipates an ongoing annual grant of restricted stock to our NEOs with similar vesting provisions.

Post-Termination Compensation

We have entered into employment agreements with two of our NEOs, including our Chief Executive Officer. Each of these agreements provides for certain payments and other benefits if the executive's employment terminates under certain circumstances, including in the event of a change in control. In addition, two other NEOs also have arrangements that would provide them with certain payments in the event the executive is terminated. See "Potential Payments upon Termination or Change in Control" and "Employment Agreements" below for a description of these changes in control and severance benefits.

Equity Grant Practices

We do not currently intend to issue additional stock options to the NEOs. For grants made in prior years, the exercise price of each stock option awarded to our executives under our equity compensation plan was the closing price of our common stock on the date of grant, which was typically the date of our annual meeting at which equity awards to senior executives were determined. We currently intend to provide our NEOs with an annual grant of restricted stock, to be granted at our annual meeting. We decided upon restricted shares in lieu of options as we think it most appropriately aligns our NEOs incentives. The number of shares as well as vesting provisions will be determined by the Compensation Committee. Scheduling decisions with respect to our annual meeting are made without regard to anticipated earnings or other major announcements by the Company. We prohibit the repricing of stock options.

Tax Deductibility of Compensation

Section 162(m) of the Internal Revenue Code of 1986, as amended, imposes a $1 million limit on the amount that a public company may deduct for compensation paid to our Chief Executive Officer or any of our four other most highly compensated executive officers who are employed as of the end of the year. This limitation does not apply to compensation that meets the requirements under Section 162(m) for "qualifying performance-based" compensation (i.e., compensation paid only if the individual's performance meets pre-established objective goals based on performance criteria approved by stockholders). For 2007, the grants of restricted stock and the payment of annual cash incentives were designed to satisfy the requirements for deductible compensation.

Perquisites and Other Benefits

Our NEO's, like our other employees, participate in various employee benefit plans, including medical and dental care plans; flexible spending accounts for healthcare; life, accidental death and dismemberment and disability insurance; employee assistance programs; and paid time off. We contribute, on an annual basis, a 3% qualified non-elective contribution to the accounts of all employees, including the NEOs, under our retirement savings plan based on base salary up to the maximum allowed under Section 401(a)(17) of the Internal Revenue Code.

For our Chief Executive Officer, we also pay an annual auto allowance as well as a fractional ownership interest in a suite at the Pepsi Center in Denver, Colorado. This ownership interest entitles our Chief Executive Officer to certain seats in the suite to a number of events that are held at the Pepsi Center throughout a calendar year. The majority of these tickets were given to our employees as a non-cash benefit. Also included as other compensation are amounts related to Board of Directors approved costs paid by us to improve the security of our Chief Executive's personal residence.

See the table headed "Summary Compensation Table" below for more detail with respect to the amount of these benefits.

Potential Impact on Compensation from Executive Misconduct

If the Board determines that an executive officer has engaged in fraudulent or intentional misconduct, the Board would take action to remedy the misconduct, prevent its recurrence, and impose such discipline on the offending party as it deems appropriate. Discipline would vary depending on the facts and circumstances, and may include termination of employment and seeking reimbursement of any portion of performance-based or incentive compensation paid or awarded to the executive that is greater than would have been paid or awarded if calculated based on any restated financial results. We do not have any agreements or policies that would require such reimbursement. These remedies would be in addition to, and not in lieu of, any actions imposed by law enforcement agencies, regulators or other authorities.

Accounting for Stock-Based Compensation

Beginning on January 1, 2006, we began accounting for stock-based payments in accordance with the provisions the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123(R).

Summary Compensation Table

The following table summarizes the total compensation earned by each of our Chief Executive Officer, our Chief Financial Officer, and our three next most highly paid executive officers for the fiscal years ended December 31, 2007 and 2006.

Name and Principal Position	Year	Salary ($)	Stock Awards[1] ($)	Non-Equity Incentive Plan Compensation[2] ($)	All Other Compensation[3] ($)	Total ($)
Kerry Hicks Chairman, President and Chief Executive Officer	2007 2006	328,311 315,683	76,613 19,338	140,500 130,000	56,675 34,058	602,099 499,079
Allen Dodge Executive Vice President and Chief Financial Officer	2007 2006	205,000 189,422	28,729 7,252	35,000 26,000	6,150 5,654	274,879 228,328
David Hicks Executive Vice President	2007 2006	218,400 214,665	28,729 7,252	35,000 26,000	6,550 6,435	288,679 254,352
Sarah Loughran Executive Vice President	2007 2006	218,400 210,000	28,729 7,252	35,000 26,000	6,547 6,283	288,676 249,535
Steven Wood Executive Vice President	2007 2006[4]	213,200 98,557	45,170 14,503	35,000 5,000	6,391 1,656	299,761 119,716

(1) The amounts in the stock awards column reflect the accounting charge taken in 2007 and 2006 for outstanding unvested RSAs, and are not necessarily an indication of which executives received the most gains from previously granted equity awards. Accounting costs are determined, as required, under SFAS 123(R). For a more detailed discussion on the compensation chares for our RSAs, refer to note 10 to the consolidated financial statements contained in our 2007 Annual Report on Form 10-K filed on March 17, 2008.

(2) This column represents the amounts earned by our NEOs under our annual cash incentive program for 2007, and paid in 2008. A portion of the non-equity incentive plan compensation was paid out to our NEOs as a discretionary bonus as follows: Kerry Hicks - $40,500; Allen Dodge - $3,000; David Hicks - $3,000; Sarah Loughran - $3,000; and Steven Wood - $3,000.

(3) For all of our NEOs except our Chief Executive Officer, this column reflects amounts that we contributed to the accounts of the NEOs under our retirement savings plan. With respect to our Chief Executive Officer, this column also includes a $15,000 auto allowance, $13,592 related to home security and $21,333 paid by us with respect to a fractional ownership interest in a suite at the Pepsi Center in Denver, Colorado. This ownership interest entitles our Chief Executive Officer to certain seats in the suite to a number of events that are held at the Pepsi Center throughout a calendar year. The majority of these tickets were given to our employees as a non-cash benefit.

(4) Mr. Wood began his employment with us on July 10, 2006.

2007 Grants of Plan-Based Awards

The following table provides a summary of grants of plan-based awards made in 2007 to our NEOs.

Name	Grant Date[1]	All other stock awards: Number of shares of stock or units[2] (#)	Grant Date Fair Value of Stock and Option Awards[3] ($)
Kerry Hicks	7/1/2007	40,000	260,400
Allen Dodge	7/1/2007	15,000	97,650
David Hicks	7/1/2007	15,000	97,650
Sarah Loughran	7/1/2007	15,000	97,650
Steven Wood	7/1/2007	15,000	97,650

(1) All awards with a grant date of July 1, 2007 were approved by our Compensation Committee.

(2) This column represents the number of shares of restricted stock granted in 2007 to the NEOs. These shares vest and become exercisable over a four year period (10% in 2008, 20% in 2009, 30% in 2010 and 40% in 2011).

(3) Stock awards are shown at their grant date fair value under SFAS 123(R). The fair value of each RSA is measured based on the closing price of our common stock on the date of grant. For a more detailed discussion on the valuation of RSAs, refer to note 10 to the consolidated financial statements in our 2007 Annual Report on Form 10-K filed on March 17, 2008.

Outstanding Equity Awards at 2007 Year-End

The following table provides a summary of equity awards outstanding at December 31, 2007 for each of our NEOs. This table includes unexercised stock options, unvested restricted stock and restricted stock with performance conditions that have not yet been satisfied. The vesting schedule for each grant is shown following this table, based on the option or stock award grant date. All awards are fully vested with the exception of RSAs and Performance Grants. The market value of the stock awards is based on the closing market price of our common stock on the Nasdaq Global Select Market as of December 31, 2007, which was $5.95. Stock awards listed under the column "Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested" are subject to certain performance conditions. The market value as of December 31, 2007 assumes that all of the performance conditions have been satisfied.

		Option Awards			Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Been Vested (#)	Market Value of Shares or Units of Stock That Have Not Been Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Kerry Hicks	4/29/99	475,000	0.5625	4/28/09				
	11/20/00	260,000	0.6250	11/19/10				
	2/9/01	61,719	0.7500	2/8/11				
	2/7/02	1,493,104	0.1000	2/6/12				
	7/24/06				36,000[1]	214,200		
	7/24/06						431,348[2]	2,566,521
	7/1/07				40,000[1]	238,000		
Allen Dodge	4/29/99	28,000	0.5625	4/28/09				
	7/31/01	15,500	0.1700	7/30/11				
	2/7/02	580,000	0.1000	2/6/12				
	7/24/06				13,500[1]	80,325		
	7/24/06						100,000[2]	595,000
	7/1/07				15,000[1]	89,250		
Dave Hicks	4/29/99	200,000	0.5625	4/28/09				
	11/20/00	100,000	0.6250	11/19/10				
	2/9/01	24,940	0.7500	2/8/11				
	2/7/02	800,000	0.1000	2/6/12				
	7/24/06				13,500[1]	80,325		
	7/24/06						115,000[2]	684,250
	7/1/07				15,000[1]	89,250		
Sarah Loughran	7/31/00	100,000	0.8750	7/30/10				
	2/9/01	16,369	0.7500	2/8/11				
	2/7/02	770,000	0.1000	2/6/12				
	7/24/06				13,500[1]	80,325		
	7/24/06						157,136[2]	934,959
	7/1/07				15,000[1]	89,250		
Steven Wood	7/24/06				27,000[1]	160,650		
	9/27/06						30,000[2]	178,500
	7/1/07				15,000[1]	89,250		

Note	Vesting Schedule
(1)	10%/20%/30%/40% vesting per year beginning on the anniversary of the grant
(2)	Performance vesting in 25% increments upon achievement of:

- Annual revenues of $60 million;
- Annual revenues of $80 million;
- Operating income of $18 million and 30% operating margin; and
- Operating income of $25 million and 30% operating margin.

Upon a change in control, grants will vest from the grant date (7/24/06):

- 25% within six months of grant date;
- 50% if more than six months, but less than one year of grant date;
- 75% more than one year, but less than two years;
- 100% more than two years from grant date; and
- 100% if our stockholders receive $8.00 or more per share

Option Exercises and Stock Vested in 2007

The following table reports all stock awards vested in 2007 by our NEOs and the value realized.

	Stock Awards	
Name	Number of Shares Acquired on Vesting (1) (#)	Value Realized on Vesting (1) ($)
Kerry Hicks	4,000	25,200
Allen Dodge	1,500	9,450
David Hicks	1,500	9,450
Sarah Loughran	1,500	9,450
Steven Wood	3,000	18,900

(1) All shares above vested from July 24, 2006 RSA grant.

Potential Payments upon Separation of Services

The following table presents the estimated value of the payments and other benefits that would be provided to each of our NEOs under existing plans and arrangements if the NEO's employment had terminated on December 31, 2007, given the NEO's compensation as of such date and, if applicable, based on our closing stock price on that date. Due to the number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts paid or distributed may be materially different than the payments described below. Factors that could affect these amounts include the timing during the year of any such event and our stock price.

Name	Executive Benefit and Payments Upon Separation	Voluntary Termination ($)	Involuntary Not For Cause Termination ($)	For Cause Termination ($)	Involuntary for Good Reason Termination (Change in Control) ($)	Disability ($)	Death ($)
Kerry Hicks	**Compensation:**(1)						
	Salary	7,576	417,935	62,265	992,479	171,702	7,576
	Incentive Compensation	140,500	140,500	140,500	421,500	140,500	140,50 0
	Long-Term Incentive Compensation:(2)						

	RSA				452,200		
	RSA-Performance				1,924,890		
	Benefits & Perquisites[3]						
	Health & Welfare Benefits		5,175		5,175		
	Accrued Vacation Pay	48,931	48,931	48,931	48,931	48,931	48,931
Allen Dodge	**Compensation:**[4]						
	Salary	4,731	107,231	4,731	107,231	4,731	4,731
	Incentive Compensation	35,000	35,000	35,000	35,000	35,000	35,000
	Long-Term Incentive Compensation:[2]						
	RSA				169,575		
	RSA-Performance				446,250		
	Benefits & Perquisites[5]						
	Accrued Vacation Pay	26,366	26,366	26,366	26,366	26,366	26,366
David Hicks	**Compensation:**[1]						
	Salary	5,040	259,840	41,440	660,240	114,240	5,040
	Incentive Compensation	35,000	35,000	35,000	105,000	35,000	35,000
	Long-Term Incentive Compensation:[2]						
	RSA				169,575		
	RSA-Performance				513,188		
	Benefits & Perquisites[3]						
	Health & Welfare Benefits		6,960		6,960		
	Accrued Vacation Pay	16,183	16,183	16,183	16,183	16,183	16,183
Sarah Loughran	**Compensation:**[6]						
	Salary	5,040	5,040	5,040	5,040	5,040	5,040
	Incentive Compensation	35,000	35,000	35,000	35,000	35,000	35,000
	Long-Term Incentive Compensation:[2]						
	RSA				169,575		
	RSA-Performance				701,219		
	Benefits & Perquisites[5]						
	Accrued Vacation Pay	19,858	19,858	19,858	19,858	19,858	19,858
Steven Wood	**Compensation:**[7]						
	Salary	4,920	106,600	4,920	106,600	4,920	4,920
	Incentive Compensation	35,000	35,000	35,000	35,000	35,000	35,000
	Long-Term Incentive Compensation:[2]						

RSA				249,900		
RSA-Performance				133,875		
Benefits & Perquisites[8]						
Health & Welfare Benefits		5,120		5,120		
Accrued Vacation Pay	3,948	3,948	3,948	3,948	3,948	3,948

(1) This amount represents the base salary and incentive compensation due to the NEO under the employment agreement between us and the NEO. The salary component payment depends upon the type of separation event (e.g., change in control, for cause termination, voluntary termination) and varies from a minimum amount upon voluntary termination (which represents accrued salary as of December 31, 2007 related to 2007 service which had not been paid as of December 31, 2007) to a maximum of 300% of base salary upon a change in control. The incentive compensation component is dependent upon the type of event and varies from a minimum amount (which represents the accrued incentive compensation as of December 31, 2007 related to 2007 service which had not been paid as of December 31, 2007) to a maximum of 300% of the accrued incentive compensation.

(2) The restricted stock award (RSA) represents the value of the shares that would become vested upon a change in control, valued as of December 31, 2007. The performance restricted stock award (RSA – Performance) represents the value of the shares that would become vested upon a change in control as of December 31, 2007. In accordance with the terms of the RSA – Performance, because our stock price was less than $8.00 as of December 31, 2007, 75% of the awards would vest.

(3) The health and welfare benefits represent payment to be made in accordance with the NEO's employment agreement. Accrued vacation pay represents amounts accrued for paid-time off earned, but not yet taken, as of December 31, 2007.

(4) The salary amount represents the accrued salary for Mr. Dodge as of December 31, 2007 (for 2007 service which had not been paid as of December 31, 2007) for all separation events with the exception of an involuntary termination without cause or a change in control. For an involuntary termination without cause or a change in control, Mr. Dodge would receive a payment equivalent to six months of his base salary. The incentive compensation amount represents the amount accrued for incentive compensation as of December 31, 2007 (related to 2007 incentive compensation which had not been paid as of December 31, 2007).

(5) Accrued vacation pay represents amounts accrued for paid-time off earned, but not yet taken, as of December 31, 2007.

6) The salary and incentive compensation amounts represent the amounts accrued for salary and incentive compensation for 2007 service for Ms. Loughran which had not yet been paid as of December 31, 2007. The incentive compensation amount represents the amount accrued for incentive compensation as of December 31, 2007 (related to 2007 incentive compensation which had not been paid as of December 31, 2007).

(7) The salary amount represents the accrued salary for Mr. Wood as of December 31, 2007 (for 2007 service which had not been paid as of December 31, 2007) for all separation events with the exception of an involuntary termination without cause or a change in control. For an involuntary termination without cause or a change in control, Mr. Wood would receive a payment equivalent to six months of his base salary. The incentive compensation amount represents the amount accrued for incentive compensation as of December 31, 2007 (related to 2007 incentive compensation which had not been paid as of December 31, 2007).

(8) These payments would be made to Mr. Wood solely in the event of a termination on a not for cause basis or a change in control. Accrued vacation pay represents amounts accrued for paid-time off earned, but not yet taken, as of December 31, 2007.

Employment Agreements

Mr. Kerry Hicks is employed by us under an employment agreement dated as of April 1, 1996, as amended. The agreement is renewable automatically for one year periods unless terminated by one of the parties. The agreement provides for Mr. Kerry Hicks to receive an annual salary rate of $328,311 for 2007, with cost of living increases for subsequent years. In addition, the agreement provides for annual incentive compensation equal to up to 100% of Mr. Kerry Hicks' base salary based on performance targets established by the Board of Directors.

Mr. David Hicks is employed by us under an employment agreement dated as of March 1, 1996, as amended. The agreement is renewable automatically for one year periods unless terminated by one of the parties. The agreement provides for Mr. David Hicks to receive an annual base salary of $218,400 for 2007, with cost of living increases for subsequent years. In addition, the agreement provides for annual incentive compensation equal to up to 75% of his base salary based on performance targets established by the Board of Directors.

Under each of the employment agreements described above, in the event that the officer is terminated without cause and there has been no change of control of the Company, we will pay the officer his base salary for the remaining term of the agreement and any earned but unpaid salary and incentive compensation. In the event the officer is terminated with cause, regardless of whether there has been a change of control, we will pay the officer his base salary for 60 days following such termination. If the officer is terminated without cause upon a change of control, he is entitled to receive a lump sum payment upon his termination equal to 300% of his base salary plus 300% of his annual incentive compensation for the prior year. Each agreement contains certain confidentiality covenants.

CERTAIN TRANSACTIONS

Indemnification of our Chief Executive Officer and Derivative Complaint

For the year ended December 31, 2007, we provided indemnification to our Chief Executive Officer, Kerry R. Hicks, for legal fees totaling approximately $636,000. The legal proceedings arose from loans that Mr. Hicks and three other executive officers provided to us in December 1999 in the amount of $3,350,000 (including $2,000,000 individually loaned by Mr. Hicks). These loans enabled us to purchase in December 1999 a minority interest in an internet healthcare rating business that has become our current healthcare provider rating and advisory services business. This purchase was critical to our business because we had agreed with the minority interest holder that if we failed to purchase the holder's interest by December 31, 1999, we would relinquish control and majority ownership to the holder. In March 2000, the executive officers converted our obligations to them (including the $2,000,000 owed to Mr. Hicks) into our equity securities in order to induce several private investors to invest an aggregate of $14,800,000 in our equity securities.

The executive officers personally borrowed money from our principal lending bank in order to fund the December 1999 loans to us. In early 2001, the bank claimed that Mr. Hicks was obligated to pay amounts owed to the bank by a former executive officer who was unable to fully repay his loan; Mr. Hicks denied this obligation. In October 2002, the bank sold the note to an affiliate of a collection agency (the collection agency and the affiliate are collectively referred to as "the collection agency"). Although the bank informed the collection agency in July 2003 of the bank's conclusion that Mr. Hicks was not obligated under the former executive's promissory note issued to the bank, the collection agency commenced litigation in September 2003 in federal court in Tennessee to collect the remaining balance of approximately $350,000 on the note and named Mr. Hicks as a defendant. On motion by Mr. Hicks, the court action was stayed, and Mr. Hicks commenced an arbitration proceeding against the collection agency in October 2003, seeking an order that he had no liability under the note and asserting claims for damages. The bank was added as a party in March 2004.

The bank repurchased the note from the collection agency in December 2003 and resold the note to another third party in February 2004, so that Mr. Hicks' obligation to repay the note was no longer at issue. The remaining claims included, among others, claims by the bank against Mr. Hicks for costs and expenses of collection of the loan, claims by the collection agency against Mr. Hicks for abuse of process and tortious interference with the relationship between the bank and the collection agency and claims by Mr. Hicks against the bank for breach of fiduciary duty and fraud, and against the collection agency for abuse of process and defamation. Mr. Hicks also commenced litigation in Colorado state court against the other parties, as well as two individuals affiliated with the collection agency (together with the collection agency, the "collection agency parties"), based on similar claims. That case was removed to federal court by the defendants. Mr. Hicks later filed an amended complaint against the collection agency parties in federal district court for abuse of process, defamation and intentional infliction of emotional distress. The federal district court determined that Mr. Hicks' claims should be submitted to the arbitration proceeding, but in January 2005, the arbitrator stayed Mr. Hicks' federal court claims and the collection agency's claims against Mr. Hicks for abuse of process and tortious interference until the other pending claims were considered. An arbitration hearing was held in February 2005 on the other claims submitted by the parties.

In April 2005, the arbitrator ruled that the collection agency was liable to Mr. Hicks in the amount of $400,000 for emotional distress and other maladies as well as attorneys' fees in the amount of $15,587 with interest as a result of the collection agency's abuse of process in initiating the action in federal court in Tennessee. The arbitrator determined that the bank had no liability.

The collection agency sought reconsideration of the ruling by the arbitrator, who denied the request. Mr. Hicks filed a motion with the federal district court to confirm the arbitration award, and the court confirmed the award in October 2005. The collection agency appealed the federal district court's confirmation of the arbitration award entered in favor of Mr. Hicks. In February 2007, the 10th Circuit Court of Appeals affirmed the district court's confirmation of the April 2005 award entered in favor of Mr. Hicks. This award has not been paid to Mr. Hicks.

The hearing on the remaining matters in the arbitration was held in February and March 2006. The arbitrator who heard these claims died unexpectedly a few days after the arbitration hearing concluded. A new arbitrator was appointed, and the remaining matters were again heard by the new arbitrator in October 2006. Final briefings on the remaining matters in the arbitration were concluded in April 2007. On May 14, 2007, the arbitrator entered an award in favor of Mr. Hicks in connection with his claims of defamation and outrageous conduct.

For these claims, the arbitrator awarded Mr. Hicks compensatory damages from the collection agency parties totaling $950,000. The arbitrator also awarded Mr. Hicks punitive damages totaling $950,000 against Daniel C. Cadle, Buckeye Retirement Co., LLC, Ltd and The Cadle Company and $10,000 against William Shaulis, Buckeye Retirement Co., LLC, Ltd. and The Cadle Company. Additionally, the arbitrator awarded Mr. Hicks prejudgment interest in the approximate amount of $300,000. With respect to the collection agency parties' claims against Mr. Hicks, the arbitrator ruled in favor of Mr. Hicks. The arbitrator ruled against Mr. Hicks with respect to his abuse of process claim. This award has not been paid to Mr. Hicks. The award entered on May 14, 2007, if not promptly paid, will be subject to confirmation by the U.S. District Court. On June 22, 2007, Mr. Hicks filed his motion to confirm the arbitration award. The collection agency parties have filed their opposition and filed a motion to vacate the award. Briefing on the motions is complete. We do not know whether the collection agency parties will appeal or otherwise contest the awards, what other actions the collection agency parties may take, when Mr. Hicks will be paid the awards, or when we may receive reimbursement for any or all of the indemnification expenses we have incurred and continue to incur in these matters.

On July 20, 2007, Mr. Hicks filed a motion for leave to file a second amended complaint and to refer claims to arbitration in which he alleged that certain of the collection agency parties, after the October 2006 arbitration hearing, continued to engage in conduct substantially similar to that upon which the arbitrator entered his compensatory and punitive damages order on May 14, 2007. The collection agency parties opposed the relief sought by Mr. Hicks. Those claims have been referred to arbitration.

On October 17, 2007, the court granted Mr. Hicks' motion for leave to file a second amended complaint. A supplemental complaint asserting claims for defamation and outrageous conduct against certain of the collection agency parties was filed on October 29, 2007, in accordance with the court's order.

The claims Mr. Hicks asserts in the arbitration are for defamation and outrageous conduct against the collection agency parties. Mr. Hicks has filed motions to attempt to narrow the issues to be heard based upon the findings made by the arbitrator in his May 14, 2007, ruling. The collection agency parties have raised claims against Mr. Hicks for abuse of process, "frivolous and spurious lawsuit" and "attorneys' fees." Mr. Hicks filed a motion to dismiss the counterclaims. Briefing on that motion was completed on January 18, 2008. The hearing in connection with Mr. Hicks' claims, and any counterclaims that survive the motion to dismiss, is set to commence on June 24, 2008.

Our Board of Directors initially agreed to indemnify Mr. Hicks in December 2004. The determination to indemnify Mr. Hicks was based on, among other things, the fact that the dispute related to Mr. Hicks' efforts and personal financial commitment to provide funds to us in December 1999, without which we likely would not have remained viable. Mr. Hicks has advised us that he intends to reimburse us for all indemnification expenses we have incurred and continue to incur, from the proceeds of any final awards paid to him, net of any income taxes payable by him resulting from the awards.

By a letter to our Board of Directors dated February 13, 2006, Daniel C. Cadle, one of the collection agency parties, made allegations directed at us, Mr. Hicks and the attorneys representing Mr. Hicks in the arbitration and the late arbitrator. The principal allegations appear to be that we, Mr. Hicks, and the attorneys conspired to enter into an illegal arrangement with an account officer of the bank whose loan was the initial subject of the arbitration, without the bank's knowledge, that enabled us to indirectly obtain funds from the bank and, in conspiracy with the late arbitrator, prevented the collection agency parties from reporting the alleged conduct to government authorities. Mr. Cadle threatened suit if he was not paid $10.3 million. We believe these allegations are absurd and completely without merit. To our knowledge, neither Mr. Cadle, nor any of the other collection agency parties, has sought to assert any such "claims" against us in the arbitration. We will vigorously contest any such litigation that may be brought against us by the collection agency parties.

In addition, in September and October 2006, our Board of Directors and our counsel received communications from counsel to Daniel C. Cadle demanding a review of the indemnification payments made by us on Mr. Hicks' behalf and raising certain other issues. On December 18, 2006, Daniel C. Cadle filed a putative shareholder derivative complaint in the U.S. District Court for the District of Colorado against several of our current and former members of our Board of Directors, Mr. Hicks and our Chief Financial Officer (collectively, the "defendants"). Mr. Cadle alleged, among other items, that the defendants wasted and continue to waste corporate assets and opportunities by permitting the indemnification described above, that Mr. Hicks had converted assets properly belonging to us and our stockholders to his own use and benefit by accepting the indemnification payments and that the defendants violated Colorado and Delaware state and federal law by concealing material information or making materially misleading statements in our quarterly and annual financial reports regarding these matters. Mr. Cadle seeks a recovery to our company of the attorney's fees paid to indemnify Mr. Hicks, participatory damages to himself personally as well as any attorneys fees he incurs in this matter. Mr. Cadle also seeks injunctive relief to prevent us from continuing to indemnify Mr. Hicks. In April 2007, the defendants filed a motion to dismiss the shareholder derivative complaint. The defendants' motion to dismiss the shareholder derivative complaint was granted by the U.S. District Court in June 2007. The plaintiff appealed the dismissal of the complaint to the 10th Circuit Court of Appeals, which affirmed the dismissal of the complaint in April 2008.

On July 10, 2007, a U.S. District Court Judge entered an order precluding Daniel C. Cadle from engaging in 13 acts that the arbitrator found to be outrageous. On July 20, 2007, a County Court Judge in Jefferson County, Colorado, entered a Permanent Civil Protection Order against Daniel C. Cadle. The Protection Order requires that Mr. Cadle stay at least 250 yards from Mr. Hicks, his residences and our headquarters. On July 26, 2007, Mr. Cadle appealed the Civil Protection Order entered by the County Court Judge in Jefferson County, Colorado, to the U.S. District Court. On January 15, 2008, the U.S. District Court affirmed the Civil Protection Order entered by the County Court.

In June 2007, we filed a motion to recover attorneys' fees totaling approximately $120,000 incurred with respect to the shareholder derivative complaint by Mr. Cadle. On July 27, 2007, the trial court entered an order deferring resolution of the motion for attorneys' fees until after the 10th Circuit Court of Appeals decides the appeal of the trial court's order dismissing the complaint. With the 10th Circuit Court of Appeal's recent affirmation of the dismissal of the complaint, we intend to pursue the recovery of these attorney's fees.

Following receipt of the letters from counsel to Daniel C. Cadle in September and October 2006, our Board of Directors appointed a special committee comprised of independent directors of the Board to consider the matters raised. In September 2007, our Board of Directors approved the recommendation of the special committee to reconfirm the Board's prior determination that indemnification of Mr. Hicks was and continues to be appropriate.

Other Related party Transactions

On January 19, 2007, we became majority owner of a newly formed company, Healthcare Credit Solutions, LLC. The minority owner, HealthCo, LLC is owned by three individuals, including Steven Wood, a HealthGrades Executive Vice President.

Review, Approval or Ratification of Transactions with Related Parties

The Company has a Code of Conduct that governs the procedures for approval of any related party transactions. The Audit Committee must review and approve any related party transaction, as defined in Item 404(a) of Regulation S-K, promulgated by the Securities and Exchange Commission, before it is consummated. The Audit Committee has reviewed and approved the related party transactions listed above.

AUDIT AND RELATED FEES

Fees for all services provided by Grant Thornton LLP, our independent registered public accounting firm, for 2007 and 2006 were as follows:

Audit Fees

The aggregate fees billed for professional services rendered by Grant Thornton LLP for the audit of our annual financial statements for the years ended December 31, 2007 and 2006, the effectiveness of our internal controls over financial reporting as of December 31, 2007 and the review of the our financial statements included in the our quarterly reports on Form 10-Q filed during 2007 and 2006 were $270,463 for all work performed related to 2007 services and $299,349 for all work performed related to 2006 services.

Audit Related Fees

There were no fees billed in 2007 or 2006 for services rendered by Grant Thornton LLP that were reasonably related to the performance of the audit or review of our consolidated financial statements and were not reported under "Audit Fees" above.

Tax Fees

There were no fees billed in 2007 or 2006 for professional services rendered by Grant Thornton LLP for tax compliance, tax advice and tax planning.

All Other Fees

There were no fees billed in 2007 or 2006 for products and services provided by Grant Thornton LLP, other than the services referred to above.

The Audit Committee reviews and approves in advance the retention of the independent auditors for the performance of all audit and non-audit services that are not prohibited and the fees for such services. Pre-approval of audit and non-audit services that are not prohibited may be pursuant to appropriate policies and procedures established by the Committee for the pre-approval of such services, including through delegation of authority to a member of the Committee. For 2007 and 2006, all audit fees were reviewed and approved in advance of such services.

INFORMATION CONCERNING INDEPENDENT AUDITORS

The Audit Committee has selected Grant Thornton LLP to serve as our independent auditors for 2008. A representative of Grant Thornton LLP is expected to be present at the Annual Meeting of Stockholders, will have the opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our officers, directors and holders of more than 10% of our common stock to file reports of ownership of our securities and changes in ownership with the Securities and Exchange Commission.

Based solely upon a review of such ownership reports, we believe that all filings required to be made during 2007 were made on a timely basis.

ADVANCE NOTICE PROCEDURES

In accordance with our by-laws, notice relating to nominations for director or proposed business to be considered at the 2009 annual meeting of stockholders must be given no earlier than March 20, 2009 nor later than April 19, 2009. These requirements do not affect the deadline for submitting stockholder proposals for inclusion in the proxy statement, nor do they apply to questions a stockholder may wish to ask at the meeting. Stockholders may request a copy of the by-law provisions discussed above from the Secretary, Health Grades, Inc., 500 Golden Ridge Road, Suite 100, Golden, Colorado 80401.

STOCKHOLDER PROPOSALS

Stockholders may submit proposals on matters appropriate for stockholder action at annual meetings in accordance with regulations adopted by the Securities and Exchange Commission. Any proposal that an eligible stockholder desires to have presented at the 2009 annual meeting of stockholders concerning a proper subject for inclusion in the proxy statement and for consideration at the annual meeting will be included in our proxy statement and related proxy card if we receive it no later than January 23, 2009.

SOLICITATION OF PROXIES

We will pay the cost of solicitation of proxies for the annual meeting. In addition to the mailing of the proxy material, such solicitation may be made, without extra compensation, in person or by telephone or telecopy by our directors, officers or regular employees. We may also retain a proxy solicitation firm to assist in the solicitation of proxies.

ANNUAL REPORT ON FORM 10-K

We will provide without charge to each person solicited by this proxy statement, on the written request of any such person, a copy of our Annual Report on Form 10-K (excluding exhibits) as filed with the Securities and Exchange Commission for our most recent fiscal year. Such written request should be directed to Allen Dodge, Executive Vice President, Chief Financial Officer and Secretary, at Health Grades, Inc. located at 500 Golden Ridge Road, Suite 100, Golden, Colorado 80401.

HOUSEHOLDING

To reduce the expense of delivering duplicate proxy solicitation materials, we and some brokers may take advantage of the SEC's "householding" rules. These householding rules permit the delivery of only one set of proxy solicitation materials to securityholders who share the same address, unless otherwise requested. Any securityholder of record who shares an address with another securityholder of record and who has received only one set of proxy solicitation materials may receive a separate copy of those materials, without charge, or request future delivery of separate materials upon writing our Corporate Secretary at 500 Golden Ridge Road, Suite 100, Golden, Colorado 80401 or calling (303) 716-0041. Likewise, any stockholder of record who shares an address with another securityholder of record and who has received multiple sets of proxy solicitation materials may request future delivery of a single copy of those materials upon writing our Corporate Secretary at 500 Golden Ridge Road, Suite 100, Golden, Colorado 80401 or calling (303) 716-0041.

If you consent to householding, your election will remain in effect until you revoke it. Should you later revoke your consent, you will be sent separate copies of those documents that are mailed at least thirty days or more after receipt of your revocation.

The above Notice and Proxy Statement are sent by order of the Board of Directors.

Allen Dodge
Executive Vice President, Chief Financial Officer
and Secretary

May 23, 2008

To HealthGrades' Stockholders, Customers and Employees:

Introduction

I think about 2007 with both a sense of pride in the progress we have made over the last decade as well as a refined focus on where we are headed. My pride stems from the recognition that 2007 marked the 10th annual publication of our HealthGrades Hospital Quality in America study. For the past ten years we have, quite literally, helped guide America to better healthcare.

As I look back on the past ten years, I think it is important to point out to all of you that our core principles of empowerment, transparency and accountability have remained unchanged. Although today these words are used as "buzzwords" by many companies, we have lived these principles since our inception. It is these principles that have helped HealthGrades become the nation's leading healthcare ratings organization, with its authoritative data, information and advisory services impacting the healthcare choices of millions of Americans.

As I drafted this year's letter, I thought it was important not only to provide an update on our results for the year, but also give you some insight into our key strategic initiatives and the recent progress we've made towards these initiatives. I hope you find this format both interesting and informative.

Financial Results

For 2007, I would characterize our financial performance as solid. Although we believe that we could have effected some changes that would have allowed us to post higher revenue growth in 2007, we chose instead to focus our efforts on what we believe to be larger opportunities for us not only for 2008, but also years to come, as I'll describe further in a bit. In 2007, our ratings and advisory revenue grew nearly $5 million over 2006, an 18% increase. We generated approximately $12.3 million in cash flows from operating activities and finished 2007 with more than $23.3 million in cash and cash equivalents. In addition, our working capital increased over $3.2 million to $10.2 million at December 31, 2007. Cash flow from operating activities included approximately $4.5 million resulting from an award we received related to arbitration with Hewitt Associates. So, yes: solid results. However, I feel that the best is yet to come, in part due to the strategic investments we've made in the last year.

Strategic Priorities

To assist us in our endeavor to extend our leadership in healthcare ratings, and to become the focal point for healthcare selection, we have identified four key strategic priorities that all impact this goal:

1. Build the HealthGrades Brand with Consumers and Industry

In 2008, we have continued to build the HealthGrades brand through a number of key initiatives that put HealthGrades in front of tens of millions of Americans. First, we have continued to increase the number of consumers coming to the HealthGrades website through higher awareness of our brand among patients, our partnership with Google, and through numerous strategic initiatives around search-engine optimization of our website. While we saw some of the results of these efforts during 2007 -- with an increase of 3 million unique visitors to our website to nearly 34 million unique visitors for the whole year -- we are seeing a much larger impact in early 2008 with the number of unique visitors up nearly 60% in the first quarter of the year compared to the same period of last year. Second, in 2007, HealthGrades' hospital-quality studies and our public website were covered by news organizations reaching millions of Americans, a reflection of both reporters' trust in, and readers' appetite for, HealthGrades' information. In fact, HealthGrades was mentioned more than 3,000 times in the news media in 2007, including coverage from *Ladies Home Journal, Family Circle, Reader's Digest, Smart Money, Forbes*, ABC News, CBS News, NBC News, FOX News, CNN, *The Washington Post, The Los Angeles Times, USA Today* and *The Wall Street Journal.* Millions more are exposed to our brand through the advertising and marketing of the more than 400 hospitals that license the use of HealthGrades' quality ratings and awards. Finally, we also laid the groundwork during 2007 for the first annual print edition of the HealthGrades Guide to America's Hospitals and Doctors, published by Sterling, which is set to be in bookstores across the country on June 2nd. Wherever Americans find healthcare information – on the Web, in a bookstore, reading a newspaper or magazine, or in the increasing amount of marketing and advertisements of hospitals – HealthGrades is front and center with authoritative information.

2. Impact a Larger Piece of the Healthcare Spend

Our principal focus for the last decade has been on the two principal providers that make up a majority of healthcare spend -- physicians and hospitals. We have worked diligently and continue to focus our efforts toward increasing the breadth of our data and ratings in these areas as well as the accuracy of our physician information. As an example of our efforts in this area, in 2007, we launched the first national physician malpractice database. With nearly 1 billion physician office visits in the last reported year and 12% of the population of Americans hospitalized each year, this is obviously a critical piece of the healthcare spend. During 2007, we expanded beyond physicians and hospitals to begin development efforts around a drug-ratings tool to increase our impact on another major portion of healthcare spend for all Americans, medications. More than 3.6 billion prescriptions were filled in 2006, and now, beginning in May 2008, patients can find user ratings and other crucial information on more than 4,000 prescription and over-the-counter drugs in categories such as effectiveness, tolerability, ease of use and whether patients would recommend the drug to others. In addition, we have unique, never-before-published data for each drug including prescribing rank and change in number of prescriptions from the prior year. With an increasing number of Americans searching online for information before a healthcare encounter, HealthGrades now sits as the trusted information gateway to the largest pieces of Americans' healthcare spending: hospitals, doctors, nursing homes, home health agencies and medications.

3. Expand our Core Business

Our Provider Services business has been and continues to be our core product offering. In 2007, revenue from this business was $25.1 million, or 77% of our total ratings and advisory revenue. During 2007, we expanded our core business in a number of important ways such as the creation of our America's 50 Best Hospitals™ distinction, the addition of key hires in this area, and the repositioning of our hospital quality-improvement consulting unit. Our newly named Clinical Excellence Research & Consulting Group hired two new senior physician consultants, embarked upon a revised client-targeting strategy in late 2007, and began hosting a series of highly attended webinars with industry experts on helping hospitals to improve quality and "reach for the stars." We began to see the results of these efforts with our largest single sale for this area in March 2008. At a time when hospitals are increasingly focused on quality, we are confident in the market for this group's services; in a soon-to-be-released report, the Clinical Excellence Research & Consulting Group found that its client hospitals improved their clinical outcomes at a pace that is five times faster than other hospitals.

4. Develop and Optimize an Advertising/Sponsorship Revenue Model

Beginning in the middle of 2007, we took our first steps toward expanding our Internet business model by adding key personnel with experience in this area both at an employee and a Board level. In June 2007, we announced the hiring of Allen Silkin, formerly of eDiets.com, to develop our advertising platform with a focus on pursuing advertising networks and ad agencies. At the same time, we announced the addition of Michael Beaudoin, the co-founder and co-CEO of ServiceMagic, as a member of our Board of Directors. We made substantial progress late in 2007 in developing our advertising model with the installation of DoubleClick as our ad-serving engine, while Allen and his team began the process of engaging ad networks and ad agencies. As part of our continued expansion into the advertising/sponsorship area, we are also aggressively selling our Internet Patient Acquisition Program to hospitals, hospital systems, single-specialty clinics and others. We view our Internet Patient Acquisition Program as a substantial advertising and sponsorship opportunity for healthcare organizations seeking to communicate with HealthGrades' unique audience – those patients who are about to make large healthcare decisions. We expect to be able to provide you with some additional, exciting developments in this area shortly.

Our efforts in these strategic priorities continue in 2008, and we look forward to sharing additional progress and milestones in the future.

Summary

2007 was a year in which we invested in our long-term success. We had a number of important initiatives, some of which are beginning to generate results now and others we expect to generate results in the near term. All are focused on seizing the opportunity before us in this new era of healthcare consumerism that HealthGrades, as the leading healthcare ratings company, helped to usher in over the past 10 years. We believe we have made the right investments in terms of both initiatives and personnel. You've seen the evidence of our belief in these investments through our repurchase of over 1.8 million shares of our common stock from the inception of our stock repurchase program in June 2006 through the end of 2007 and an additional 1.2 million shares repurchased during the first quarter of 2008.

As we've stated before, HealthGrades has a track record as an innovator, and for many of our offerings we are truly in the market-creation business. With that comes enormous opportunity as well as some uncertainty as to the timing of adoption. Moving into 2008, we look forward to reporting on our continued progress in the initiatives I've described in this letter and continuing to solidify our position as the recognized leader in guiding America to better healthcare.

I thank all of our stockholders, customers and employees for your continued support.

Sincerely,

Kerry R. Hicks
Chairman of the Board and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(MARK ONE)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007 OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM _______ TO _______

Commission file number 0-22019

HEALTH GRADES, INC.

(Exact name of registrant as specified in its charter)

DELAWARE (State or other jurisdiction of incorporation or organization)	62-1623449 (I.R.S. Employer Identification No.)
500 Golden Ridge Road, Suite 100 GOLDEN, CO (Address of Principal Executive Offices)	80401 (Zip Code)

Registrant's telephone number, including area code: (303) 716-0041

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of each class	Name of each exchange on which registered
Common stock, $0.001 par value per share	The Nasdaq Stock Market LLC (Nasdaq Global Select Market)

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in the definitive proxy statement incorporated by reference in Part III of this annual report on Form 10-K or any amendment to this annual report on Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 under the Exchange Act (check one).

Large Accelerated Filer [ ]
Accelerated Filer [X]
Non-Accelerated Filer [ ] (Do not check if a smaller reporting company)
Smaller Reporting Company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 under the Exchange Act. Yes [ ] No [X]

As of June 30, 2007, the aggregate market value of the Common Stock held by non-affiliates of the registrant was $103,023,790. Such aggregate market value was computed by reference to the closing sale price of the Common Stock as reported on the Nasdaq Global Select Market on such date. For purposes of making this calculation only, the registrant has defined "affiliates" as including all executive officers, directors and beneficial owners of more than five percent of the Common Stock of the Company.

On March 1, 2008, 27,787,115 shares of the registrant's Common Stock, $.001 par value, were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

TABLE OF CONTENTS

Special Note Regarding Forward-Looking Statements

This Report contains forward-looking statements that address, among other things, the availability of healthcare data, sufficiency of available funds, anticipated future revenues, anticipated capital expenditures, exercises of stock options and impact of interest rates in our investment account. These statements may be found under "Item 1-Business," "Item 1A-Risk Factors," and "Item 7-Management's Discussion and Analysis of Financial Condition and Results of Operations" as well as in this Report generally. We generally identify forward-looking statements in this report using words like "believe," "intend," "expect," "may," "will," "should," "plan," "project," "contemplate," "anticipate" or similar statements. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including: non-renewal or cancellation of contracts, unanticipated capital expenditures, failure to achieve anticipated revenue increases, decline in our stock price, and material changes in our balances of cash, cash equivalents and short-term investments. In addition, other factors that could cause actual events or results to differ materially from those discussed in the forward looking statements are addressed in "Risk Factors" in Item 1A and matters set forth in the Report generally. We undertake no obligation to update publicly any forward-looking statements.

PART I

Item 1. Business

BUSINESS

Overview

Health Grades, Inc. ("HealthGrades", the "Company", "us" or "we") provides proprietary, objective ratings of hospitals, nursing homes and home health agencies. We also provide detailed information on physicians, including name, address, phone number, years in practice, information on whether they are board certified, whether they are free of state and federal sanctions and many other items. We provide our clients with healthcare information, including information relating to quality of service and detailed profile information on physicians, which enables them to measure, assess, enhance and market healthcare quality. Our clients include hospitals, employers, benefits consulting firms, payers, insurance companies, consumers, advertisers, and media and web portals.

See our Financial Statements in Item 8 for our revenue, profits and losses and total assets for the last three years.

On our website at www.healthgrades.com, we currently provide ratings or profile information relating to the following healthcare providers:

- Over 5,800 hospitals;
- Over 750,000 physicians in more than 125 specialties; and
- Over 19,000 nursing homes.

We offer services to hospitals that are either attempting to communicate their clinical excellence to their internal staff, consumers, and physicians and/or are working to improve quality. For hospitals that have received high ratings, we offer the opportunity to license our ratings and trademarks and provide assistance in their marketing programs at an institutional level (e.g., hospital clinical excellence and exceptional experience regarding the overall number and type of patient safety incidents within a hospital) at a service line level (e.g. cardiac, pulmonary, vascular, etc.) and at a medical issue level (e.g., within the cardiac service line-coronary bypass surgery, heart attack, heart failure, etc.). We also offer physician-led quality improvement engagements and other quality improvement analysis and services for any hospitals that are seeking to understand why they have quality issues compared to other, higher-rated hospitals and how they can improve quality.

In addition, we provide basic and detailed profile information on a variety of providers and facilities. We make this information available to consumers, employers, benefits consulting firms and payers to assist them in selecting healthcare providers. Basic profile information for certain providers is available free of charge on our website, www.healthgrades.com. For a fee, we offer healthcare quality reports with respect to hospitals, nursing homes and physicians. These paid reports provide more detailed information than is available free of charge on our website. Report pricing and content varies based upon the type of provider, type of report and whether the user is a consumer or a healthcare professional (for example, a medical professional underwriter).

We also provide an Internet Patient Acquisition™ program under which a physician can sponsor his or her own profile. Physician Quality Reports™ for physicians who are participating in our Internet Patient Acquisition program are made available to consumers without charge. The Internet Patient Acquisition program is designed to give physicians an opportunity to engage in a cost-effective complement to other traditional marketing mediums such as telephone directories, newspapers, radio and billboards. In addition, unlike many of the traditional marketing mediums, we provide the ability to measure the success of these online marketing efforts through our performance reporting, which tracks, among other things, the number of consumers who view the physician's premium profile.

Additionally, we provide detailed online healthcare quality information for employers, benefits consulting firms, payers and other organizations that license our Health Management Suite of products, which include the following modules: Hospital Quality Guide™, Physician Quality Guide™, Nursing Home Quality Guide™, Home Health Quality Guide™, Treatment Cost Calculator, Medication Cost Calculator, Health Risk Assessment, Personal Health Record and Medical Library. This information can be customized so that, for example, an employee can have online access to quality data relating to healthcare providers within the provider network available under the employee's particular health plan.

During 2007, we implemented an Internet Advertising platform in order to generate revenues from traffic at our website, www.healthgrades.com. We earn revenues from sales of advertisements on our website through impression-based advertising (fees earned from the number of times an advertisement appears in pages viewed by users of our website) and activity-based advertising (fees earned when our users click on an advertisement or text link to visit the websites of our merchant partners).

Healthcare Provider Quality Information

We compile comprehensive information regarding various healthcare providers and distill the information to meet the requirements of consumers, employers, payers and other customers. While we provide certain information without charge on our website, we charge users for more detailed information. Our revenues are generated, in part, through the provision of healthcare information derived from our databases in a manner that can be useful to consumers, employers, benefits consulting firms, payers and others.

The www.healthgrades.com website is a healthcare information website that provides rating and other profile information regarding a variety of providers and facilities, among others. Our goal is to provide healthcare information that enables consumers to locate the right provider at their time of need.

Hospital Specialty and Programmatic Ratings - We currently provide risk-adjusted hospital quality ratings for 30 medical issues. In addition, users can compare hospitals utilizing our programmatic ratings for maternity care. We have termed these "programmatic ratings" because our maternity care ratings are based in part upon the presence or absence in a hospital's maternity care program, of specified attributes, described below, and not solely on mortality or complication rates at a discrete medical issue level as is the case with our other ratings.

For each particular medical issue chosen by the user, other than those relating to maternity care and women's health, we provide a rating system of five stars, three stars or one star (five stars is the highest rating; one star is the lowest) for virtually every hospital in the United States. We base all of our ratings, except ratings on maternity care and women's health, bariatric surgery, and appendectomy, on three years of MedPAR (Medicare Provider Analysis and Review) data that we purchase from the Centers for Medicare and Medicaid Services, known as CMS. Maternity care and women's health, bariatric surgery, and appendectomy ratings are based on the all-payer data sets made available by 19 states. The MedPAR and state databases contain the inpatient records of Medicare patients and all patients in those 19 states, respectively. We apply transparent but proprietary algorithms to the data to account for variations in risk in order to make the data comparable from hospital to hospital. In the initial analysis of the data, a separate data set is created for each group of patients having a specific procedure or diagnosis (e.g., coronary bypass surgery, total hip replacement), based on ICD-9-CM (International Classification of Diseases, Clinical Modification) coding. The ICD-9-CM is the widely adopted system of assigning codes to diagnoses and procedures associated with hospital utilization in the United States. The ICD-9-CM is used to code and classify mortality data from death certificates. Each group of patients is defined by using the information on diagnoses and procedures coded in the patient records. The quality measure for some procedures or diagnoses is mortality, while the quality measure for others is major complications.

Generally, approximately 70% to 80% of hospitals studied are classified as three stars. The three star rating is applied when there is no difference, statistically speaking, between a hospital's predicted and actual performance. Approximately 10% to 15% of hospitals are rated five stars, which means that their performance is statistically better than expected. Approximately 10% to 15% of hospitals are rated one star, meaning that their performance was statistically worse than expected.

For our maternity care ratings and women's health, bariatric surgery, and appendectomy, which also are subject to the five star rating system, we use state all-payer files from 19 individual states derived from the inpatient records of persons who utilize hospitals in those states. The 19 states represented on the site are: Arizona, California, Florida, Iowa, Maine, Maryland, Massachusetts, Nevada, New Jersey, New York, North Carolina, Oregon, Pennsylvania, Rhode Island, Texas, Utah, Virginia, Washington, and Wisconsin. This data represents all discharges for the 19 states over a three-year period set from 2004-2006. For maternity care, we analyzed several factors, such as volume of vaginal and cesarean delivery complications, for each hospital within the 19 all-payer states. We then developed a system that assigned a weight to each factor based on its importance to the quality of maternity care. Based upon the application of this system, the top 15% of hospitals in the 19 states receive five stars, the middle 70% receive three stars and the bottom 15% receive one star.

For the women's health ratings, the ratings are based upon outcomes in maternity care services and cardiac/stroke mortality outcomes for women. The top 15% of hospitals in the 19 states receive five stars, the middle 70% receive three stars and the bottom 15% receive one star.

Bariatric surgery and appendectomy ratings are based on the presence of major complications. These ratings are created using the same methodology as the MedPAR ratings but are based on the state data available in the 19 states.

Institutional and Service Line Hospital Awards - We recognize exceptional quality outcomes at an institutional level (e.g. hospital clinical excellence and patient safety) as well as at a service line level. Hospitals that achieve distinction from us for their exceptional quality outcomes receive our Distinguished Hospital Award for Clinical Excellence™ (DHA-CE). This is an annual distinction that we typically announce at the beginning of each calendar year. In 2008, 269 hospitals nationwide received the DHA-CE designation, which identifies hospitals with clinical outcomes in the top 5% in the country.

For the 2008 award year, hospitals were segregated into two groups: teaching and non-teaching. Teaching hospitals are identified by the following method: a hospital is designated by HealthGrades as a teaching hospital if they indicated they were a teaching hospital in their Medicare Cost Report, or if their Indirect Medical Education (IME) payment was at least one percent of their overall reimbursement, as indicated in the most recent year of MedPAR data (2006). If a hospital indicated they were a teaching hospital but did not receive IME payment, they were contacted to confirm teaching status. To be considered for the Distinguished Hospital Award for Clinical Excellence (DHA-CE), a hospital had to have received star ratings in at least 20 of the 27 HealthGrades procedures and diagnoses ratings using MedPAR data. After creating a list of hospitals that met the above criteria, we took the following steps to determine the DHA-CE recipients.

1. Calculated the average overall star rating for each hospital by averaging all their MedPAR-based ratings.
2. Calculated the average z-score (standard score) for each hospital by averaging all their MedPAR-based z-scores.
3. Ranked hospitals in descending order by their average star rating within the two groups: teaching and non-teaching.
4. Broke ranking ties by average z-score.
5. Selected the top 20 percent of hospitals from each group.
6. Excluded hospitals whose average star was less than 3.36.
7. Designated the hospitals that remained on the list as 2008 DHA-CE recipients.

Hospitals that achieve distinction from us for their exceptional patient safety performance receive our annual Distinguished Hospital Award for Patient Safety™ (DHA-PS). This distinction is based on 13 of the Agency for Healthcare Research and Quality's (AHRQ) Patient Safety Indicators (PSI's) (including, among others, post-operative hip fracture, post-operative hemorrhage or hematoma and post-operative sepsis) and recognizes exceptional experience regarding the number and type of patient safety incidents within a hospital. We utilized the PSI software developed by AHRQ to determine the patient safety rates for each individual PSI. We then created an overall patient safety score for every hospital utilizing the PSI software developed by AHRQ. For our 2007 award year, we segregated hospitals between teaching and non-teaching. In order to achieve distinction, hospitals were required to have an average overall HealthGrades star rating of at least 2.5 and have a HealthGrades star rating in a minimum number of 19 of the 30 medical issues we rate using MedPAR data. The top 15%, or 242 hospitals, that met these criteria, ranked in descending order by their average overall patient safety score, from each of the groups (teaching and non-teaching) were awarded the DHA-PS designation.

In 2007, recipients of the DHA-PS represented less than 5% of the total hospitals evaluated. Nationwide, 113 teaching hospitals and 129 non-teaching hospitals received the DHA-PS designation in 2007.

Each year we issue Specialty Excellence Awards™ to hospitals performing in the top ten percent in the nation in clinical excellence in each of 16 specialty care areas that include: bariatric surgery, cardiac care, cardiac surgery, critical care, coronary intervention, gastrointestinal, gastrointestinal surgery, general surgery, joint replacement, orthopedic, pulmonary, spine surgery, stroke, vascular, maternity care and women's health.

Physician Quality Reports™ - We provide quality information on over 750,000 physicians. This information includes, to the extent available through our data sources, primary and secondary specialty areas, medical school attended, years since medical school, residency, memberships, fellowships, address, telephone number, board certification, malpractice data, hospital affiliation and federal or state medical board sanction information. This data is compiled from a variety of public and private data sources. As not all physician information is identified by a specific physician identifier (e.g., Unique Physician Identification Number, or UPIN), we have developed an extensive matching process designed to properly match the various data elements that we compile from numerous data sources to the appropriate physician. Currently, our Physician Quality Report is available to consumers for $29.95 per physician report. Consumers who purchase a Physician Quality Report receive a report for the selected physician and, for comparative purposes, 5 additional randomly selected reports of physicians practicing in the same specialty and geographic area. Beginning in December 2007, we launched a tabbed physician profile with much of the data offered to consumers for free. We utilize online media to attract a significant percentage of the visitors to our website. Currently, the majority of the traffic to our website is derived through major search engines and is displayed as part of the "free" search results. However, we also pay for certain keywords that enable our website to be displayed in certain banner or "paid" search results as well.

Our Internet Patient Acquisition program, under which a physician can sponsor his or her own profile, is described below. Physician Quality Reports for physicians who are participating in our Internet Patient Acquisition program, described below, are made available to consumers without charge.

Internet Patient Acquisition - This program is designed to increase the efficiency and profitability of participating physicians through marketing and patient education. Under this program, we design a premium profile for the physician that incorporates our source-verified information (e.g., board certification, years in practice) as well as information provided directly from the physician (e.g., practice philosophy, office hours). This premium profile is then made available, without charge, to all consumers searching our website. The Internet Patient Acquisition program is designed to give physicians an opportunity to engage in a cost-effective complement to other traditional marketing mediums such as telephone directories, newspapers, radio and billboards. In addition, unlike many of the traditional marketing mediums, we provide the ability to measure the success of these online marketing efforts through our performance reporting which tracks, among other things, the number of consumers who view the physician's premium profile.

Nursing Home Ratings - We provide ratings of the performance of nursing homes across the United States that are Medicare or Medicaid certified and active in these programs. We typically update these ratings on a monthly basis. In preparing the ratings, we analyze licensing survey data from CMS's Online Survey Certification and Reporting (OSCAR) database and complaint data from CMS's Skilled Nursing Facility (SNF) Complaint database. Licensing surveys are inspections that assess compliance with standards of patient care such as staffing, quality of care and cleanliness. Complaint surveys are investigations of complaints and serious problems. Nursing homes whose most recent survey date was more than 20 months prior to the date the data was received by us are not included in the analysis. Stand-alone Medicare and/or Medicaid nursing homes are analyzed apart from Medicare, hospital-based nursing homes. We do not rate Medicare, hospital-based nursing homes because these facilities are designed for short-term patient care. In addition, nursing homes with only one licensing survey are not included in our analysis. The ratings are assigned on a state by state basis, rather than nationally, because the surveys from which information is derived are conducted by state agencies, and there may be variations between the states' survey processes and results. The highest rated 30% of nursing homes receive five stars, the middle 40% of nursing homes receive three stars and the bottom 30% receive one star.

Information and Related Services for Hospitals, Employers, Consumers, Benefits Consulting Firms, Payers and Professionals

The information provided on our www.healthgrades.com website, and the database from which this information is derived, form the basis of our marketing efforts. While some information is provided free of charge on our website, we seek to generate revenues from hospitals, as well as employers, consumers and others as described below:

Services for Hospitals - We offer programs that provide business development tools and marketing assistance for hospitals seeking to distinguish themselves with respect to their clinical quality. We also provide consulting services and analytical products for hospitals seeking to understand and improve their quality. Our programs, described in more detail below, primarily cover the following clinical service lines:

- Cardiac;
- Orthopedics;
- Vascular;
- Pulmonary;
- Neurosciences;
- Gastrointestinal;
- Critical care;
- General surgery;
- Bariatric surgery;
- Maternity care; and
- Women's health.

Strategic Quality Initiative (SQI). We offer our Strategic Quality Initiative (SQI) program to highly rated providers only after our ratings are completed. We do not adjust our ratings based on whether a provider is willing to license with us.

The SQI program provides business development and marketing tools to hospitals that are highly rated by us. Under our SQI program, we license the commercial use of the our corporate mark, applicable data and multiple marketing messages that may be used by hospitals to demonstrate third party validation of excellence, and our online marketing services, including, among other things:

- Our name, logo, stars and current ratings data including performance score;
- National designation (e.g., Top 5% in the Nation, Top 10% in the Nation) as applicable;
- Specialty Excellence Award for a licensed service line as applicable;
- State rank (e.g., Best in State, Best in Region) as applicable (not available for maternity care or women's health);
- Marketing messages developed and approved by HealthGrades;
- Quality Ratings Analysis (QRA) to help hospitals to understand the data methodology underlying their ratings and what they can do to continue to improve their quality;
- Ratings comparisons developed and approved by us;
- Detailed analysis of client outcomes to understand individual star ratings; and
- Competitive comparisons to use in service line market positioning.

The license may be in a single service line (e.g., cardiac) or multiple service lines (for example, Cardiac, Neurosciences and Orthopedics). In addition, the SQI program provides ongoing access to our marketing service and resources, including our in-house healthcare consultants, tailored to the hospital's specific needs.

Strategic Quality Partnership (SQP). The SQP program recognizes clinical excellence in hospitals across our range of service lines. Hospitals that contract with us for the SQP program receive all of the SQI features described above with respect to all of the service areas we rate. In addition, hospitals can reference the additional Distinguished Hospital Award for Clinical Excellence designation. Hospital clients are provided with additional marketing and planning assistance with respect to the Distinguished Hospital Award designation as well as a trophy for display at the hospital. This program also includes a quality analysis module to help hospitals understand their ratings and how they can continue to improve their quality.

America's 50 Best Hospitals. Hospitals that have demonstrated superior and sustained clinical quality, and have consistently received our DHA-CE designation the most consecutive times from 2008 and previous years, are included in America's 50 Best Hospitals Report, which was issued in February 2008. Hospitals that contract with us for the America's 50 Best Hospitals receive the following under the SQP-Premium agreements

- All of the SQP features described above;
- Either the America's 50 Best Hospitals trophy or the standard Distinguished Hospital Award for Clinical Excellence trophy;
- Customized video featuring a HealthGrades executive congratulating the hospital on the America's 50 Best Hospitals Award;
- One additional on-site visit by a HealthGrades senior consultant or vice president for CEO media training; and
- Services for the client's CEO to help the client learn how to best discuss quality with the media.

Distinguished Hospital Program for Patient Safety (DHP-PS). The DHP-PS recognizes hospitals with the best patient safety records in the nation. This award recognizes exceptional outcomes based on 13 patient safety indicators from the AHRQ. Under our DHP-PS program, we license the commercial use of our corporate mark, applicable data and marketing messages that may be used by hospitals to demonstrate third party validation of excellence, including:

0

- HealthGrades name and logo;
- Distinguished Hospital Award for Patient Safety designation and trophy for that year; and
- Marketing messages developed by HealthGrades.

This program also includes a quality analysis module to assist hospitals in understanding their ratings and what they can do to continue to improve their quality.

Quality Assessment and Implementation (QAI). Our QAI program is principally designed to help a hospital improve the quality of its care in particular service lines. Using our database and on-site interviews, we measure how well the hospital performs relative to national and regional best practices and help identify measures to improve quality. Detailed quality comparisons are also available at the hospital, physician group and individual physician level. Our physician-led consultants work on-site with the hospital staff and physicians to present the data and assist in the quality analysis and quality improvement. Under our QAI program, with respect to the areas licensed by the hospital, we provide services such as the following: four onsite visits per year; chart review to facilitate root cause analysis of quality problems; detailed analysis of the last two years of the client's all-payer data; and hospital and individual quality profiles for high volume physicians.

Quality Assessment (QA). The QA program involves onsite interviews, chart review, and a presentation to administrative, physician and quality improvement staff on our findings and recommendations related to quality improvement. Upon completion of the QA program the client has the option, at a reduced fee, to participate in a QAI program for the licensed service line.

Quality Report for Hospital Professionals™ - Clinical Service Line. We provide hospitals with a comprehensive report that enables them to improve quality of care by benchmarking their outcomes against national five-star hospitals and local competitors, detailing the strengths and weaknesses of their public quality profile and analyzing their quality data underlying their specific star ratings.

Quality Report for Hospital Professionals™ - Patient Safety. We provide reports that analyze hospitals' performance within 13 patient safety indicators established by the Agency of Healthcare Research and Quality (AHRQ), compare their performance against the best practice benchmark, the national average and their state average and detail the strengths and weaknesses of their patient safety profile.

Health Management Suite. We license access to, and customize our database for, employers, benefits consulting firms, payers and others. We offer our customers these modules in a standard format without customization for specific geographic areas or provider networks, through our Health Management Suite product. For an additional fee, customers can integrate our modules within their online provider directories, and we can customize our database for specific geographic areas and provider networks as well as modify the look and feel of the modules. Depending on the client's needs, we can customize our content for the intended users. Modules currently available are as follows:

Find a High-Quality Provider:

Hospitals - Interactive, fully searchable hospital quality information for the nation's nearly 5,000 hospitals rated by us. Reports feature one, three and five-star hospital ratings based on mortality and complication rates up to 180 days after hospitalization and include the hospital's average cost for each procedure.

Physicians - Online profiles of over 750,000 physicians covering 125 different specialties with numerous data elements, including the doctor's board certifications, malpractice history and sanction information. Data also include the average cost of services as well as patient experience survey results from those who have visited with the physician.

Nursing Homes - Compare nursing homes side-by-side with inspection data for over 19,000 facilities nationwide and state licensing survey information that outlines a facility's overall quality.

Home Health - Ratings for more than 6,000 home health agencies nationwide based on four consecutive years of data including complaint investigation information and violations.

Provider Select - Presented as an add-on feature to physician and hospital quality guides, individuals can verify the health plan with which a particular provider is affiliated so they can choose physicians and hospitals based on their plan's coverage.

Estimate Healthcare Costs:

Treatment Cost Calculator - Featuring costs for 56 procedures, 200 tests including diagnostic x-rays, pathology and laboratory tests, and cost information including list prices, negotiated rates and out-of-pocket-expenses to help individuals plan healthcare spending.

Medication Cost Calculator - A searchable database of more than 600 prescription medications and over-the-counter drugs in 70 categories. Individuals can compare drug descriptions and pricing for medications, identify lower cost alternatives, research drug and food interactions and even shop online to take advantage of negotiated discounts and coupons.

Optimize Your Health:

Health Risk Assessment - Personal survey results help consumers understand their individual risk for 13 specific conditions. Featuring Mayo Clinic healthcare content, the health risk assessment helps individuals take preventive measures today to minimize health related events in the future.

Personal Health Record - Personal health information, such as medical insurance coverage, immunization records and allergies is easily stored online and available to share with physicians, anytime, anywhere. The personal health record provides the relevant information a physician needs to make an informed decision quickly; improving communication and helping consumers get the most from their healthcare.

Medical Library - This tool offers resources to help consumers make better health decisions—from chronic disease management to health and wellness. The Medical Library, powered by Healthwise®, is written in plain language and includes the breadth and depth of content to consumers as they work independently or with their physicians to take an active role in their care. Consumers can find information on approximately 8,000 topics, such as health conditions, diseases, health and wellness, medical tests, self-help and support groups, all from a trusted source of current, evidence-based, and unbiased health information.

Healthcare Quality Reports for Professionals - We offer comprehensive quality information to organizations that need of current and historical quality information on nursing homes and hospitals. Our primary customers are medical professional liability insurers and underwriters. In addition, we offer reports on physicians that contain detailed information with respect to education, professional licensing history and other items.

Nursing Home Quality Report for Professionals™ - We currently offer the following three categories of reports on nursing homes: Nursing Home Quality Report; Executive Summary Reports and Risk Assessment Report. Our Nursing Home Quality Report for Professionals contains detailed information on ownership, certification history, staffing and patient demographics as well as performance and ranking data from health, state complaint and licensing surveys. Our Executive Summary Report summarizes this information. Our Risk Assessment Report is a textual analysis of the Nursing Home Quality Report that highlights potential problem areas within a facility that require risk management.

Hospital Quality Report for Professionals™ - Our Hospital Reports contain detailed information on ownership, services provided and clinical performance outcomes. Some of the features of our reports include:

- Risk and severity-adjusted performance measures for cardiac, neurosciences, stroke, vascular, orthopedics and pulmonary service lines , as well as the underlying medical issue for each service line;
- Programmatic ratings for women's health and obstetrics;
- Comparative statistics and state/national benchmarks;
- Infections, complication and mortality rates; and
- "Cases At Risk" analysis, which projects how many cases are likely to have adverse outcomes based upon our proprietary mortality or complication rate analysis.

Healthcare Quality Reports for Consumers - We offer comprehensive quality reports to consumers that provide current and historical quality information on hospitals and nursing homes. In addition, we offer reports on physicians that contain detailed information with respect to education, professional licensing history and other items.

Hospital Quality Report™ for Consumers - Our Hospital Quality Reports for Consumers include:

- Ratings for all procedures and diagnoses rated by HealthGrades for the hospital;
- Survey data prepared in connection with the Leapfrog Group;
- Our methodology and helpful hints for choosing a hospital; and
- Cost data.

Nursing Home Quality Report™ for Consumers - Our Nursing Home Quality Reports for Consumers include:

- Our rating for the particular nursing home;
- Health survey history with descriptions and severity of the deficiencies for the last four licensing surveys;
- Instances of repeated deficiencies;
- How the nursing home compares to others in the state; and
- Our methodology and helpful hints for choosing a nursing home.

Physician Quality Report™ for Consumers - Our Physician Quality Reports for Consumers include (where available):

- Addresses and phone numbers;
- Specialties;
- Board certification information;
- Education information, including medical school, year graduated and residency;
- Malpractice data;
- Fellowships and internships;
- State and federal sanction information (if any) within the last 5 years;
- Name and address of area hospitals and affiliated hospitals;
- Gender;
- National comparative statistics in board certification, years in practice and sanction activity regarding physicians in the same specialty field; and
- Information on how to choose a physician with a checklist and guide.

Internet Advertising – During the second half of 2007, we began to place advertisements on our website and signed our first limited advertising campaign with a pharmaceutical company. In December 2007, we launched a tabbed physician profile that allows consumers to access much of our physician information free of charge. Currently, our physician profiles include the following tabs:

- Physician profile (free) – includes physician's name, address, specialties and medical school among other items;
- Patient ratings (free) – experience surveys completed by our users;
- Hospital affiliations (free) – hospital name and our ratings by clinical services area for hospitals at which physician is affiliated;
- Health tools (free) – checklist to assist consumers in selecting a physician;
- Background check (fee-based) – a premium physician quality report which includes information on board certification, malpractice history, federal and state sanctions from all 50 states, among other items; and,
- Procedure costs (fee-based) – detailed cost information for a variety of medical procedures.

We are currently displaying advertisements on the majority of our physician profile pages utilizing Google AdSense and DoubleClick's advertising network along with other advertising networks. DoubleClick is our ad serving engine.

Healthcare Credit Solutions – We became a majority owner of Healthcare Credit Solutions, LLC (HCS) in January 2007. HCS is expected to launch loyalty solutions through co-branded credit card programs (LifeRewards™) to help hospitals, health plans and physician groups build brand recognition and market share while giving patients a flexible and affordable way to pay for medical care. LifeRewards is a credit card program that gives consumers a powerful tool for managing the rising cost of health care. The program allows health care consumers to earn points on everyday purchases with a Visa or MasterCard that features a health care organization's brand. Purchases help consumers build LifeRewards points, which are redeemable for medical care, prescription or over-the-counter drug purchases, or elective procedures such as vision care or cosmetic surgery. Points also can be converted into cash deposits for a Health Savings Account.

Competition

With respect to our quality services for hospitals, we face competition from data providers such as Solucient and healthcare consulting companies such as GE Medical Systems, CareScience and Premier that offer certain consulting services to hospitals. Many of these companies have well established consulting practices with a large number of employees dedicated to these services. The ability to demonstrate the value of marketing and consulting programs, name brand recognition and cost are the principal factors that affect competition.

We face competition with respect to our service offerings to employers, benefits consulting firms, payers, consumers and others from companies that provide online information and decision support tools regarding healthcare providers and physicians. Several companies currently offer online healthcare information and support tools such as WebMD and Ingenix. WebMD has a well-established web platform which is widely known as the most trafficked healthcare website on the internet today for general healthcare content. However, we believe that the more than three million unique consumers who visit our website each month are active consumers that are searching for very targeted information such as selection of a healthcare provider. We believe that the ability to provide accurate and comprehensive healthcare information in a manner that is cost-effective to the client is the principal factor that affects competition in this area.

We compete with internet advertising companies and face competition from companies that offer traditional media advertising opportunities. We also compete with websites that provide their own or user-generated content and seek to provide advertising to their users such as Revolution Health and UCompare Healthcare.

Our public website faces competition from numerous other companies, both in attracting users and in generating revenue from advertisers and sponsors. Competition for users will include online services and websites that provide health-related information, including both commercial sites and not-for-profit sites. We will also compete for advertisers and sponsors with both healthcare-related and non-healthcare related content and services.

Company History

We are a Delaware corporation incorporated in December 1995 under the name Specialty Care Network, Inc. Upon commencement of operations in 1996, we were principally engaged in the management of physician practices engaged in musculoskeletal care, which is the treatment of conditions relating to bones, joints, muscles and connective tissues. During 1998, we began to focus on the provision of healthcare information through the establishment of our healthcare provider quality ratings and profile information, which we first introduced on our website. Since that time, we have expanded the scope of our healthcare information services to encompass the additional services described above.

In January 2000, we changed our name to Healthgrades.com, Inc. In November 2000, we changed our name to Health Grades, Inc.

Government Regulation

The delivery of healthcare services has become one of the most highly regulated of professional and business endeavors in the United States. Both the federal government and the individual state governments are responsible for overseeing the activities of individuals and businesses engaged in the delivery of healthcare services. The focus of Federal regulation of healthcare businesses and professionals is based primarily upon their participation in the Medicare and Medicaid programs. Each of these programs is financed, at least in part, with federal funds. State jurisdiction is based upon its financing of healthcare as well as the states' authority to regulate and protect the health and welfare of its citizens.

A provision of the federal Social Security Act, commonly known as the Anti-Kickback Statute, prohibits kickbacks, rebates and bribes in return for referrals of federal health care program services. This law provides an extremely broad base for finding violations. Indeed, any remuneration, direct or indirect, offered, paid, solicited, or received, in return for referrals of patients or business for which payment may be made in whole or in part under Medicare, or a state healthcare program (Medicaid) could be considered a violation of law. The language of the Anti-Kickback Statute also prohibits payments made to anyone to induce them to "recommend purchasing, leasing, or ordering any good, facility, service, or item for which payment may be made in whole or in part" by a federal health care program. Criminal penalties under the Anti-Kickback Statute include fines up to $25,000, imprisonment for up to 5 years, or both. In addition, acts constituting a violation of the Anti-Kickback Statute may lead to additional civil penalties, such as fines, assessments and exclusion from participation in the Medicare and Medicaid programs.

To provide more direct guidance on the interpretation of the Anti-Kickback Statute, the Office of Inspector General, or OIG, of the Department of Health and Human Services (DHHS) has developed regulations regarding what types of business arrangements are not to be considered violative of the law and to develop criteria to be applied to any new arrangement to determine whether it is acceptable under the law. The regulations are known as "Safe Harbors" and address activities that may technically violate the Anti-Kickback Statute, but are not to be considered as illegal when structured to conform with the proposed regulation. The OIG has also set forth specific procedures by which the DHHS, through the OIG, in consultation with the Department of Justice (DOJ), will issue advisory opinions to outside parties regarding the interpretation and applicability of anti-kickback and certain other statutes relating to federal and state healthcare programs.

Whenever an arrangement exists with an entity capable of providing services reimbursed by Medicare or Medicaid, the arrangement must be analyzed to determine if the Anti-Kickback Statute is implicated (i.e., can the arrangement be characterized as involving remuneration intended to induce referrals for the provision of covered services). Because our customers will, in some instances, be healthcare providers, we must be mindful of state and federal laws; that is, we want to be sure that any payments to us will not be considered a payment for a referral of patients or business that HealthGrades controls.

The only payments made to us by providers and practitioners will be for access to information, to make their HealthGrades' profiles available to consumers without cost, or for evaluation and consulting services - not to induce referrals. Nevertheless, federal courts have interpreted the anti-kickback provisions very broadly to prohibit even those payments made in return for legitimate services, if the intent to induce referrals can be inferred from the arrangement. Where the payments made under an agreement represent fair market value or reasonable remuneration for the goods, services or other consideration being received, however, there should be less factual support for any inference that payments are in exchange for referrals.

There is a potential that our arrangements could be brought within the personal services and management agreement safe harbor regulation enacted under the anti-Kickback Statute. The personal services and management agreement safe harbors provide that payments under such agreements will not constitute remuneration under the Anti-Kickback Statute if the payments meet seven criteria, including that the agreement is set out in writing and is signed by the parties, and that aggregate compensation is set in advance, is consistent with fair market value and does not take into account the volume or value of any referrals or business generated between the parties. Unless an arrangement meets all of the terms of a safe harbor, the government could attempt to draw an inference that payments made constitute remuneration and that at least one purpose of the remuneration is to induce referrals. However, failure to meet the safe harbors does not render an arrangement per se unlawful. We believe that our operations comply with applicable legal regulatory requirements of the Anti-Kickback Statute's personal services and/or management agreement safe harbor. However, some of these laws have been applied to payments by physicians for marketing and referral services and could constrain our relationships, including financial and marketing relationships with customers such as hospitals. It also is possible that additional or changed laws, regulations or guidelines could be adopted in the future that could affect our business.

Many states have laws that prohibit payment of kickbacks or other payment of remuneration to those in a position to control the referral of patients similar to the Anti-Kickback Statute. Therefore, it is possible that our activities may be found not to comply with these laws. Noncompliance with such laws could subject us to penalties and sanctions. We do not believe that we are in violation of any legal requirements under such state laws.

In addition to the Anti-Kickback Statute, the making of false claims to the federal government is prohibited by federal criminal and civil statutes. Criminal provisions prohibit knowingly filing false claims, making false statements or claims to be made by others. Civil provisions under the federal False Claims Act (FCA) prohibit the filing of claims, or causing the filing of claims, that the person filing knew were false. Criminal penalties include fines and imprisonment. Civil penalties under the FCA include fines up to $11,000 per claim, plus treble damages, for each claim filed. In addition, under the Deficit Reduction Act of 2005, states are encouraged to enact their own false claims laws, which could increase the number of false claims suits at the state level. Although we are not filing claims ourselves, liability under the FCA can extend to those who cause the filings of claims. To the extent that consulting advice provided to our customers could be construed as aiding or abetting the presentation of false claims by our customers, there could be false claims liability, although we endeavor to provide advice that cannot be so construed.

Healthcare Legislation. It is our belief that the Medicare Prescription Drug Improvement and Modernization Act of 2003 has not had a major impact on our arrangements with providers. Future legislation may be introduced and considered by Congress and state legislatures that is designed to change access to and payment for healthcare services in the United States. We can make no prediction as to whether future legislation will be enacted or, if enacted, the effect that such legislation will have on us.

Privacy of Information and HIPAA

Consumers sometimes enter private information about themselves or their family members when using our services. Also, our systems record use patterns when consumers access our databases that may reveal health related information or other private information about the user. In addition, information regarding employee usage of healthcare providers and facilities can also be compiled by our systems in connection with services we offer to employers and other payers. Numerous federal and state laws and regulations govern collection, dissemination, use and confidentiality of patient-identifiable health information, including:

- state privacy and confidentiality laws;
- state laws regulating healthcare professionals, such as physicians, pharmacists and nurse practitioners;
- Medicaid laws;
- the U.S. Health Insurance Portability and Accountability Act of 1996, or HIPAA, as described in detail below, and related rules proposed by the Health Care Financing Administration; and
- CMS standards for electronic transmission of health data

Under HIPAA, Congress set national standards for the protection of health information created, maintained or transmitted by health plans, health care clearinghouses and certain health care providers ("covered entities"). Under the law and regulations known collectively as the Privacy and Security Rules, covered entities must implement standards to protect and guard against the misuse of individually identifiable health information. Although we are not a covered entity, we believe that we have complied with the applicable standards. Failure to timely implement these standards could, under certain circumstances, trigger the imposition of civil or criminal penalties.

The Privacy and Security Rules do not replace federal, state, or other law that grants individuals even greater privacy protections, and covered entities are free to retain or adopt more protective policies or practices.

Most healthcare providers and payers do not carry out all of their healthcare activities and functions by themselves. Instead, they often use the services of a variety of other persons or businesses. The Privacy and Security Rules allow covered entities to disclose protected health information to business associates if the covered entities obtain satisfactory assurances that the business associate will use the information only for the purposes for which it was engaged, will safeguard the information from misuse, and will comply with certain other requirements under the Privacy and Security Rules. Covered entities may disclose protected health information to an entity in its role as a business associate only to help covered entity carry out its healthcare functions – not for the business associate's independent use or purposes, except as needed for the proper management and administration of the business associate. Although we are not a covered entity, we may be asked to enter into business associate agreements with covered entities. To the extent we have entered into such agreement, we believe that we are in compliance with the requirement of those agreements.

If a covered entity finds out about a material breach or violation of the privacy related provisions of the contract by the business associate, it must take reasonable steps to cure the breach or end the violation, and, if unsuccessful, terminate the contract with the business associate. If termination is not feasible (e.g., where there are no other viable business alternatives for the covered entity), the covered entity must report the problem to the Department of Health and Human Services Office for Civil Rights.

Government Regulation of the Internet, Data and Privacy

The Internet is currently the subject of a number of statues and regulations, and the trend for the foreseeable future appears to be that of an increase in the quantity and the complexity of regulation. Any new or revised law or regulation pertaining to the Internet, or the application or interpretation of existing laws and regulations, could decrease demand for our services, increase our cost of doing business, decrease the availability of the data we obtain and use from third parties, increase the costs of online marketing, or otherwise cause our business to suffer.

Laws and regulations have been adopted in the United States and throughout the world, and additional laws and regulations may be adopted in the future, that address Internet, data and privacy-related issues, including online content, privacy, online marketing, unsolicited commercial e-mail, pricing and quality of products and services. This legislation could increase our cost of doing business and negatively affect our business. Moreover, it will take many years to determine the full extent to which older laws and regulations governing issues like property ownership, libel, negligence, taxes, and personal privacy are applicable to the Internet.

Currently, U.S. privacy law consists of numerous disparate state and federal statutes regulations and enforcement actions regulating specific industries that collect personal data, or particular types or uses of personal data. For example, HIPAA consists of a large body of statutory provisions and regulations that control the disclosure, use, and transfer of personal health information in digital form by providers and others. One recent trend is the enactment of privacy and security statutes that require the disclosure to authorities and to data subjects of any breach of security of a database of personal information. Several other privacy laws and regulations predate and therefore do not specifically address online activities. In addition, a number of comprehensive legislative and regulatory privacy proposals have taken effect or are now under consideration by federal, state and local governments in the United States. All such privacy laws may decrease access to the raw data that we use, adversely impact our ability to use data currently in our possession and may increase our costs of compliance with such laws and regulations in the conduct of our business.

In addition, the regulation of the Internet outside the United States may affect our cost of doing business, directly or indirectly, in the long run. For example, privacy law in the European Union and in a number of other countries is far more restrictive then U.S. privacy law in terms of how personal information may be collected, stored, processed, transmitted, and shared with others. As a result, the Company may not be able to profitably expand its business to the European Union or other countries that have similar laws, and the Company may not be able to realize the benefits of reducing costs by outsourcing any of its operations that involve the processing of personal information to such countries. Further, the more restrictive privacy and other Internet-related laws and regulations in other countries have served as a model for newer and more restrictive privacy and other Internet-laws and regulations in the United States.

Intellectual Property

We regard the protection of our intellectual property rights to be important. We rely on a combination of copyright, trademark, trade secret restrictions and contractual provisions to protect our intellectual property rights. We require selected employees to enter into confidentiality and invention assignment agreements as well as non-competition agreements. The contractual provisions and other steps we have taken to protect our intellectual property may not prevent misappropriation of our technology or deter third parties from developing similar or competing technologies.

We own federal trademark registrations for the marks HealthGrades, HealthGrades Checkmark & Star Logo, and the phrase, "Guiding America to Better Healthcare."

There is significant uncertainty regarding the scope of protection offered under existing laws regarding matters such as property ownership and other intellectual property rights with respect to the Internet and databases. The vast majority of these laws were adopted prior to the advent of the Internet and, as a result, may not fully contemplate or address the unique issues of the Internet, databases and related technologies. In addition, new laws that regulate activities on the Internet have been passed and may be passed, which may have unanticipated effects.

For further information, see "Risk Factors - Our propriety rights may not be fully protected."

Employees

As of December 31, 2007, we had 142 employees, most of whom were located at our corporate offices in Golden, Colorado. Of these employees, 63 were engaged in sales and marketing, client consulting or client administrative support, 52 in product development (including information technology/web development) and 27 in general and administrative (including finance, accounting, IT infrastructure, etc.). We are not subject to any collective bargaining agreements.

Available Information

Our Internet address is www.healthgrades.com. There we make available, free of charge, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports, as soon as reasonably practicable after we electronically file such material with or furnish it to the Securities and Exchange Commission ("SEC"). Our SEC reports can be accessed through the Investors section (under "Contact Us") of our Web site. The information found on our Web site is not part of this or any other report we file with or furnish to the SEC.

Item 1A. Risk Factors

Our short and long-term success is subject to many factors beyond our control. If any of the following risks, as well as any risks described elsewhere in this Form 10-K, actually occur, our business, financial condition or results of operations could suffer. Other risks not presently known to us or not presently thought to be material could also affect our business, our financial condition or results of operations. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

Risks Related to Our Business.

OUR BUSINESS WILL SUFFER IF WE ARE NOT ABLE TO OBTAIN RELIABLE DATA AS A BASIS FOR OUR HEALTHCARE INFORMATION.

To provide our healthcare information, we must be able to receive comprehensive, reliable data. We obtain this data from a number of public and private sources. Currently, the information we utilize to compile our hospital ratings is acquired from the Centers for Medicare and Medicaid Services ("CMS") and 19 individual states. For the year ended December 31, 2007, revenues derived from SQP, SQI, and QAI products accounted for approximately 77% of our total ratings and advisory revenue. These products are based exclusively on our hospital ratings. Moreover, some of our Health Management Suite modules are based on information acquired from CMS. Our business could suffer if CMS or our other data sources began charging for use or access to this data, or cease to make such information available, and suitable alternative sources were not identified on a timely basis. Moreover, our ability to attract and retain customers depends on the reliability of the information that we use and purchase. If our information is inaccurate or otherwise erroneous, our reputation and customer following could be damaged. In the past, we have had disputes with two providers of information who sought to terminate our arrangements based on allegations, which we denied, that our use of the information violated the terms of our agreements with the providers. We have located alternate sources of information or modified the scope of information provided in response to these disputes. Nevertheless, our failure to obtain suitable information, if needed to use in place of information provided by a source that stops providing information or that charges substantially more for such data, could hurt our business.

FAILURE TO EFFECTIVELY MANAGE THE GROWTH OF OUR OPERATIONS AND INFRASTRUCTURE COULD DISRUPT OUR OPERATIONS AND PREVENT US FROM MAINTAINING OR INCREASING PROFITABLITY.

We have expanded meaningfully in the past few years and we continue to seek to increase our sales efforts, attract new clients, maintain existing clients and develop new products. To manage our growth, we must successfully attract qualified personnel and successfully integrate new personnel into our operations. Our failure to manage personnel and otherwise appropriately manage expansion of our business could adversely affect our business and future growth. Should our website traffic continue to grow and we do not maintain the appropriate infrastructure to support the growth and new technologies, our business will be harmed.

OUR PROPRIETARY RIGHTS MAY NOT BE FULLY PROTECTED.

If we fail to adequately protect our intellectual property rights, our business could be harmed by making it easier for our competitors to duplicate our services. While we have certain trademarks and copyrights that have been registered with the U.S. Patent and Trademark Office and the U.S. Copyright Office, respectively, such trademarks and copyrights may not offer adequate protection. In addition, we require some of our employees to enter into confidentiality and invention assignment agreements and, in more limited cases, non-competition agreements. Nevertheless, our efforts to establish and protect our proprietary rights may be inadequate to prevent imitation of our services or branding by others or may be subject to challenge by others. Furthermore, our ability to protect some of our proprietary rights is uncertain since legal standards relating to the validity, enforceability and scope of intellectual property rights in Internet related industries are uncertain and are still evolving. In addition, although we have obtained copyright registrations for some of our databases such registrations and existing laws may not allow us to adequately protect the underlying data contained in such databases. Accordingly, third parties may contend they are free to use portions of the data contained in such databases. Also, our current rights and existing laws do not preclude competitors from independently developing businesses with functionality or features substantially equivalent or superior to our business. Any infringement, misappropriation or third-party development could have a material adverse effect on us.

THE NATURE OF OUR BUSINESS AND OUR RELIANCE ON INTELLECTUAL PROPERTY SUBJECTS US TO THE RISK OF LITIGATION.

From time to time, it has been necessary for us to resort to litigation and threats of litigation to enforce and protect our intellectual property rights. For example, we currently have claims pending against one hospital for copyright and trademark infringement and breach of contract. The results of litigation are inherently uncertain and may result in adverse rulings or decisions. We may enter into settlements or be subject to judgments that may, individually or in the aggregate, have a material adverse effect on us. The litigation, regardless of its outcome, diverts management resources, may be expensive, and may not effectively protect our intellectual property.

In addition to the risk of failing to adequately protect our proprietary rights, there is a risk that we may become subject to claims that we infringe upon the proprietary rights of others. The possibility of inadvertently infringing upon the proprietary rights of another is increased for businesses such as ours because there is significant uncertainty regarding the applicability to the Internet of existing laws regarding matters such as copyrights and other intellectual property rights. A claim of intellectual property infringement may cause us to incur significant expenses in defending against the claim. If we are not successful in defending against an infringement claim, we could be liable for substantial damages or may be prevented from offering some aspects of our services. We may be required to make royalty payments, which could be substantial, to a party claiming that we have infringed their rights. These events could damage our business. Any significant litigation could cause us to incur substantial expense to protect our rights.

WE MAY LOSE BUSINESS IF HOSPITALS AND OTHERS UTILIZE OUR NAME AND RATINGS WITHOUT OUR PERMISSION.

In order for a hospital to use our name and ratings information, we require them to enter into a marketing agreement with us. However, some hospitals, the media and others have taken the position that certain use of our ratings is "fair use" and not proprietary. We will need to continue to enforce the protection of our proprietary information and aggressively pursue selected hospitals and others that utilize our name and ratings information without our permission. If our enforcement efforts are unsuccessful, our business may be adversely affected.

WE MAY BE SUED FOR INFORMATION WE OBTAIN OR INFORMATION RETRIEVED FROM OUR WEBSITES OR OTHERWISE PROVIDED TO EMPLOYERS AND OTHERS.

We may be subjected to claims for defamation, negligence, copyright or trademark or patent infringement, personal injury or other legal theories relating to the information we publish on our websites or otherwise provide to customers. These types of claims have been brought, sometimes successfully, against online services as well as print publications in the past. We have received threats from some providers that they will assert defamation and other claims in connection with the information posted on our healthgrades.com website.

We have had disputes with certain physicians with respect to the accuracy of their data that is included in reports we sell or otherwise provide to consumers and professionals, and have settled litigation with some of these physicians. Continuing to improve the accuracy of our data by both internal process measures and by obtaining data from various sources for comparative purposes will continue to be important for us.

Patients who file lawsuits against providers often name as defendants all persons or companies with any nexus to the providers. As a result, patients may file lawsuits against us based on, among other things, treatment provided by hospitals or other facilities that are highly rated by us, or by doctors who are identified on our website. In addition, a court or government agency may take the position that our delivery of health information directly, or information delivered by a third-party website that a consumer accesses through our website, exposes us to malpractice or other personal injury liability for wrongful delivery of healthcare services or erroneous health information. Such exposure may adversely affect our business. Moreover, the amount of insurance we maintain may not be sufficient to cover all of the losses we might incur from these claims and legal actions. In addition, insurance for some risks is difficult, impossible or too costly to obtain, and as a result, we may not be able to purchase insurance for some types of risks.

IF WE DO NOT STRENGTHEN RECOGNITION OF OUR BRAND NAME, OUR ABILITY TO EXPAND OUR BUSINESS WILL BE IMPAIRED.

To expand our audience of online users, increase our online traffic and increase interest in our other healthcare information services, we must strengthen recognition of our brand name. To be successful in this effort, consumers must perceive us as a trusted source of healthcare information; hospitals and other providers must perceive us as an effective marketing and sales channel for their services and products; and employees, payers, insurers, and others must perceive us as a source of valuable information that can be used to enhance the quality and cost-effectiveness of healthcare. We may be required to increase substantially our marketing budget in our efforts to strengthen brand name recognition. Our business will suffer if our efforts are not productive.

IF WE WERE TO LOSE THE SERVICES OF KERRY HICKS OR OTHER MEMBERS OF OUR SENIOR MANAGEMENT TEAM, WE MAY NOT BE ABLE TO EXECUTE OUR BUSINESS STRATEGY.

Our future success depends in a large part upon the continued service of key members of our senior management team. In particular, our CEO, Kerry Hicks, is critical to the overall management of HealthGrades as well as the development of our technology, our culture and our strategic direction. All of our executive officers and key employees are at-will employees, and we do not maintain any key-person life insurance policies. The loss of any of our management or key personnel could seriously harm our business.

OUR BUSINESS WILL SUFFER IF WE ARE UNABLE TO ATTRACT, RETAIN AND MOTIVATE HIGHLY SKILLED EMPLOYEES.

Our ability to execute our business plan and be successful depends upon our ability to attract, retain and motivate highly skilled employees when needed. As we expand our business, we need to hire additional personnel to support our information technology operations in particular. We may be unable to retain our key employees or attract or retain other highly qualified employees in the future. If we do not succeed in attracting new personnel as needed and retaining and motivating our current personnel, our business will suffer.

WE MAY EXPERIENCE SYSTEM FAILURES THAT COULD INTERRUPT OUR SERVICES.

The success of our www.healthgrades.com website and activities related to the website will depend on the capacity, reliability and security of our network infrastructure. We rely on telecommunications providers to provide the external telecommunications infrastructure necessary for Internet communications. We also depend on providers of online content and services for some of the content and applications that we make available through healthgrades.com. Any significant interruptions in our services or increases in response time could result in the loss of potential or existing users or customers. Although we maintain insurance for our business, we cannot guarantee that our insurance will be adequate to compensate us for losses that may occur or to provide for costs associated with business interruptions.

We must be able to operate our website 24 hours a day, 7 days a week, without material interruption. To operate without interruption, we and our content providers must guard against:

- damage from fire, power loss and other natural disasters;
- communications failures;
- software and hardware errors, failures or crashes;
- security breaches, computer viruses and similar disruptive problems; and
- other potential interruptions.

Our website may be required to accommodate a high volume of traffic and deliver frequently updated information. Our website users may experience slower response times or system failures due to increased traffic on our website or for a variety of other reasons. We could experience disruptions or interruptions in service due to the failure or delay in the transmission or receipt of this information. Any significant interruption of our operations could damage our business.

FAILURE BY THIRD PARTY VENDORS OF TECHNOLOGY.

Our business depends on continued and unimpeded access to the internet by us and our users. Internet access providers may be able to block, degrade or charge for access to certain of our products and services, which could lead to additional expenses and the loss of users and advertisers. Our business also depends on the ability of our users to access the internet and certain of our data offerings require significant bandwidth to work effectively. Currently, this access is provided by a company with significant market power in the broadband and internet access marketplace. While interference with access to our website seems unlikely, such carrier interference could result in a loss of existing users and advertisers and increased costs, and could impair our ability to attract new users and advertisers, thereby harming our revenue and growth.

WE MAY LOSE BUSINESS IF WE ARE UNABLE TO KEEP UP WITH RAPID TECHNOLOGICAL OR OTHER CHANGES.

The markets in which we compete are characterized by rapidly changing technology, evolving technological standards in the industry, frequent new service and product announcements and changing consumer demand. If we are unable to keep up with changing technology and other factors related to our market, we may be unable to attract and retain users or customers, which would reduce or limit our revenues. Our future success will depend on our ability to adapt to these changes, and to continuously improve the content, features and reliability of our services in response to competitive service and product offerings and the evolving demands of the marketplace. In addition, the widespread adoption of new internet networking, telecommunications or development technologies, or other technological changes could require us to incur substantial expenditures to modify or adapt our website or infrastructure, which might negatively affect our ability to remain profitable.

WE RELY LARGELY ON ADVERTISING AND SEARCH ENGINE PLACEMENT TO GENERATE TRAFFIC TO OUR WEBSITE.

We rely on online media to attract a significant percentage of the visitors to our website. Prices for online advertising could increase as a result of increased demand for advertising inventory, which would cause our expenses to increase and could result in lower margins. Our advertising contracts with online search engines are typically short-term. If one or more search engines on which we rely for advertising modifies or terminates its relationship with us, our expenses could increase, the number of visitors we generate could decrease and our revenues or margins could decline. Additionally, changes to our position within search engine search results could cause visits to our website and the number of reports ordered from our website to decline.

WE MAY BE UNSUCCESFUL IN OUR EFFORTS TO INCREASE ADVERTISING AND SPONSORSHIP REVENUE.

We began to offer advertising on our website at www.healthgrades.com in the latter half of 2007. However, our ability to realize revenue from this initiative is subject to substantial uncertainty including, but not limited to the following:

- Our public website will face competition from numerous other companies, both in attracting users and in generating revenue from advertisers and sponsors. We will compete for users with online services and web sites that provide health-related information, including both commercial sites and not-for-profit sites. We will also compete for advertisers and sponsors with both healthcare-related and non-healthcare related content and services.
- Our advertising initiative is in its early stages. Many of our competitors have greater financial, technical, product development and other resources than we do. These organizations may be better known than we are and have more customers or users than we do. We cannot provide assurance that we will be able to compete successfully against these organizations or any alliances they have formed or may form. As there are no substantial barriers to entry into the online advertising market, we expect that competitors will continue to enter this market.
- There are numerous items outside of our control that may limit our ability to accurately forecast or generate revenues from this area including, but not limited to: advertisers budgets and buying patterns, the time between the initial contact with an advertising network, agency or potential advertiser/sponsor and the execution of a contract, which may be lengthy and seasonal factors relating to the prevalence of specific health conditions that may affect the timing of promotional campaigns for specific products, among other items.
- Failure to effectively compete for online advertising may have a material adverse effect on our revenues and results of operations.
- If unable to provide quality graphics to attract users and advertisers to our website, our advertising revenues may be adversely affected.

Failure to effectively compete for online advertising may have a material adverse effect on our revenues and results of operations.

OUR BUSINESS WILL SUFFER IF WE ARE NOT ABLE TO COMPETE SUCCESSFULLY.

The market for healthcare information is new, rapidly evolving and competitive. We expect competition to increase significantly, and our business will be adversely affected if we are unable to compete successfully. We currently compete, or potentially compete, with many providers of healthcare information services and products, both online and through traditional means. We compete, directly and indirectly, for users and customers principally with:

- data providers that provide detailed utilization and outcomes information to hospitals;
- healthcare consulting companies;
- companies or organizations providing or maintaining online healthcare information;
- vendors of healthcare information, products and services distributed through other means, including direct sales, mail and fax messaging;
- companies and organizations providing or maintaining general purpose consumer online services that provide access to healthcare content and services;
- companies and organizations providing or maintaining public sector and non-profit websites that provide healthcare information and services without advertising or commercial sponsorships;
- companies and organizations providing or maintaining web search and retrieval services and other high-traffic websites; and
- publishers and distributors of traditional media, some of which have established or may establish websites

Some of these competitors are larger, have greater financial, marketing, technical and product development resources and have more experience in providing healthcare information than us. These competitors may also be better known than us. We cannot assume that we will be able to compete successfully among these competitors.

RISKS RELATED TO HEALTHCARE INFORMATION AND THE INTERNET.

HEALTHCARE REFORMS AND THE COST OF REGULATORY COMPLIANCE COULD NEGATIVELY AFFECT OUR BUSINESS.

The healthcare industry is heavily regulated. In the ordinary course of business, healthcare entities and companies that do business with them are subject to state and federal regulatory scrutiny, supervision, oversight and control. These various laws, regulations and guidelines affect, among other matters, the provision, licensing, labeling, marketing, promotion and reimbursement of healthcare services and products. Our failure or the failure of our customers to comply with any applicable legal or regulatory requirements, or any investigation or audit of our or our customers' practices could:

- result in limitation or prohibition of business activities;
- subject us or our customers to legal fees and expenses and adverse publicity; or
- increase the costs of regulatory compliance and, if found by a court of competent jurisdiction to have engaged in improper practices, subject us or our customers to criminal or civil monetary fines or other penalties

A federal law commonly known as the Anti-Kickback Statute prohibits kickbacks, rebates and bribes in return for referrals of federal health care program services. This law provides an extremely broad base for finding violations. Indeed, any remuneration, direct or indirect, offered, paid, solicited or received in return for referrals of patients or business for which payment may be made in whole or in part under Medicare or Medicaid could be considered a violation of law. The statute also prohibits payments made to anyone to induce them to "recommend purchasing, leasing or ordering any good, facility, service or item for which payment may be made in whole or in part" by Medicare. Similar laws exist in some states.

We believe that our operations comply with applicable legal regulatory requirements of the Anti-Kickback Statute. Nevertheless, some of these laws have been applied to payments by physicians for marketing and referral services and could constrain our relationships, including financial and marketing relationships with customers such as hospitals. Absent specific guidance from the OIG, our regulatory compliance can not be prospectively confirmed. It also is possible that additional or more restrictive laws, regulations or guidelines could be adopted in the future.

Criminal provisions prohibit knowingly filing false claims or making false statements or causing false statements to be made by others, and civil provisions prohibit the filing of claims or causing the filing of claims that one knows were false. Criminal penalties include fines and imprisonment. Civil penalties under the federal False Claims Act ("FCA") include fines of up to $11,000 per claim plus treble damages, for each filed claim. Although we are not filing claims ourselves, liability under the FCA can extend to those who cause claims to be filed. In addition, under the Deficit Reduction Act of 2005, states are encouraged to enact their own false claims laws, which could increase the number of false claims suits at the state level. To the extent that consulting advice provided to our customers could be construed as aiding or abetting the presentation of false claims by the customers, we could be subject to false claims liability.

THE INTERNET IS SUBJECT TO MANY LEGAL UNCERTAINTIES AND POTENTIAL GOVERNMENT LAWS AND REGULATIONS THAT MAY DECREASE USAGE OF OUR WEBSITE, INCREASE OUR COST OF DOING BUSINESS OR OTHERWISE HAVE A DAMAGING EFFECT ON OUR BUSINESS.

Laws and regulations in jurisdictions throughout the world have been adopted and will likely continue to be adopted in the future that address internet, data and privacy related issues, including online content, user privacy, pricing, and quality of products and services. This legislation and related enforcement activities could increase our cost of doing business and negatively affect our business. Moreover, it may take many more years to determine the extent to which laws and regulations passed prior to the popular use of the internet govern issues like property ownership, libel, negligence and personal privacy are applicable to the internet. Currently, U.S. privacy law consists of disparate state and federal statutes regulating specific industries that collect personal data. Most of these laws predate and therefore do not specifically address online activities and information. In addition, a number of comprehensive legislative and regulatory privacy proposals are now under consideration by federal, state and local governments in the United States. Laws and regulations in countries outside the United States restrict the availability of new markets in other countries where those markets would otherwise be available for expansion. Moreover, restrictive privacy and other laws outside the United States serve as a model for new and more restrictive laws inside the United States at both the federal and the state levels.

Any new law or regulation pertaining to the internet, or the application or interpretation of existing laws, could decrease usage for our website, increase our cost of doing business or otherwise cause our business to suffer.

OUR BUSINESS COULD BE IMPAIRED BY STATE AND FEDERAL LAWS DESIGNED TO PROTECT INDIVIDUAL HEALTH INFORMATION.

If we fail to comply with current or future laws or regulations governing the collection, dissemination, use and confidentiality of patient health information, our business could suffer.

Consumers sometimes enter private information about themselves or their family members when using our services. Also, our systems record use patterns when consumers access our databases that may reveal health-related information or other private information about the user. In addition, information regarding employee usage of healthcare providers and facilities can also be compiled by our systems in connection with services we offer to employers and other payers. Numerous federal and state laws and regulations govern collection, dissemination, use and confidentiality of patient-identifiable health information, including:

- state privacy and confidentiality laws;
- state laws regulating healthcare professionals, such as physicians, pharmacists and nurse practitioners;
- Medicaid laws;
- the Health Insurance Portability and Accountability Act of 1996 ("HIPAA") and related rules proposed by the Health Care Financing Administration; and
- CMS standards for electronic transmission of health data

Congress may consider future legislation that would establish more strict standards for protection and use of health information. While we are not gathering patient health information at this time and we are not a covered entity under HIPAA, other third-party websites that consumers access through our website and employees, payers and other customers may not maintain systems to safeguard any health information they may be collecting. In some cases, we may place our content on computers that are under the physical control of others, which may increase the risk of an inappropriate disclosure of information. For example, we contract out the hosting of our website to a third party. In addition, future laws or changes in current laws may necessitate costly adaptations to our systems.

ONLINE SECURITY BREACHES COULD HARM OUR BUSINESS.

Our security measures may not prevent security breaches. Substantial or ongoing security breaches on our system or other Internet-based systems could reduce user confidence in our website, causing reduced usage that adversely affects our business. The secure transmission of confidential information over the Internet is essential to maintain confidence in our websites. We believe that consumers generally are concerned with security and privacy on the Internet, and any publicized security problems could inhibit the growth of our provision of healthcare information on the Internet.

We will need to incur significant expense to protect and remedy against security breaches when we identify a significant business risk. Currently, we do not store sensitive information, such as patient information or credit card information, on our websites. If we launch services that require us to gather sensitive information, our security expenditures will increase significantly.

A party that is able to circumvent our security systems could steal proprietary information or cause interruptions in our operations. Security breaches could also damage our reputation and expose us to a risk of loss or litigation and possible liability. Our insurance policies may not be adequate to reimburse us for losses caused by security breaches. We also face risks associated with security breaches affecting third parties conducting business over the Internet or customers and others who license our data.

OTHER RISKS

OUR CERTIFICATE OF INCORPORATION AND BYLAWS INCLUDE ANTI-TAKEOVER PROVISIONS THAT MAY DETER OR PREVENT A CHANGE OF CONTROL.

Some provisions of our certificate of incorporation and bylaws and provisions of Delaware law may deter or prevent a takeover attempt, including an attempt that might result in a premium over the market price for our common stock. Our certificate of incorporation requires the vote of 66 2/3% of the outstanding voting securities in order to effect certain actions, including a sale of substantially all of our assets, certain mergers and consolidations and our dissolution or liquidation, unless these actions have been approved by a majority of the directors. Our certificate of incorporation also authorizes our Board of Directors to issue up to 2,000,000 shares of preferred stock having such rights as may be designated by our Board of Directors, without stockholder approval. Our bylaws provide that stockholders must follow an advance notification procedure for certain nominations of candidates for the Board of Directors and for certain other stockholder business to be conducted at a stockholders meeting. The General Corporation Law of Delaware also restricts certain business combinations with interested stockholders upon their acquisition of 15% or more of our common stock.

All of these provisions could make it more difficult for a third party to acquire, or could discourage a third party from attempting to acquire, control of us, and thereby could prevent our stockholders from receiving a premium for their shares. In addition, the foregoing provisions could impair the ability of existing stockholders to remove and replace our management and/or our Board of Directors.

WE HAVE NO INTENTION TO PAY DIVIDENDS ON OUR COMMON STOCK.

We have never declared or paid any cash dividends on our common stock. We currently intend to retain all future earnings to finance the expansion of our business.

Item 1B. Unresolved Staff Comments

None

Item 2. Properties

We have a lease for our approximately 35,900 square foot headquarters facility in Golden, Colorado, which expires on May 31, 2011. We believe that these facilities are suitable to accommodate our operations at their current level.

Item 3. Legal Proceedings

Indemnification of our Chief Executive Officer and Derivative Complaint

For the year ended December 31, 2007, we provided indemnification to our Chief Executive Officer, Kerry R. Hicks, for legal fees totaling approximately $636,000. The legal proceedings arose from loans that Mr. Hicks and three other executive officers provided to us in December 1999 in the amount of $3,350,000 (including $2,000,000 individually loaned by Mr. Hicks). These loans enabled us to purchase in December 1999 a minority interest in an internet healthcare rating business that has become our current healthcare provider rating and advisory services business. This purchase was critical to our business because we had agreed with the minority interest holder that if we failed to purchase the holder's interest by December 31, 1999, we would relinquish control and majority ownership to the holder. In March 2000, the executive officers converted our obligations to them (including the $2,000,000 owed to Mr. Hicks) into our equity securities in order to induce several private investors to invest an aggregate of $14,800,000 in our equity securities.

The executive officers personally borrowed money from our principal lending bank in order to fund the December 1999 loans to us. In early 2001, the bank claimed that Mr. Hicks was obligated to pay amounts owed to the bank by a former executive officer who was unable to fully repay his loan; Mr. Hicks denied this obligation. In October 2002, the bank sold the note to an affiliate of a collection agency (the collection agency and the affiliate are collectively referred to as "the collection agency"). Although the bank informed the collection agency in July 2003 of the bank's conclusion that Mr. Hicks was not obligated under the former executive's promissory note issued to the bank, the collection agency commenced litigation in September 2003 in federal court in Tennessee to collect the remaining balance of approximately $350,000 on the note and named Mr. Hicks as a defendant. On motion by Mr. Hicks, the court action was stayed, and Mr. Hicks commenced an arbitration proceeding against the collection agency in October 2003, seeking an order that he had no liability under the note and asserting claims for damages. The bank was added as a party in March 2004.

The bank repurchased the note from the collection agency in December 2003 and resold the note to another third party in February 2004, so that Mr. Hicks' obligation to repay the note was no longer at issue. The remaining claims included, among others, claims by the bank against Mr. Hicks for costs and expenses of collection of the loan, claims by the collection agency against Mr. Hicks for abuse of process and tortious interference with the relationship between the bank and the collection agency and claims by Mr. Hicks against the bank for breach of fiduciary duty and fraud, and against the collection agency for abuse of process and defamation. Mr. Hicks also commenced litigation in Colorado state court against the other parties, as well as two individuals affiliated with the collection agency (together with the collection agency, the "collection agency parties"), based on similar claims. That case was removed to federal court by the defendants. Mr. Hicks later filed an amended complaint against the collection agency parties in federal district court for abuse of process, defamation and intentional infliction of emotional distress. The federal district court determined that Mr. Hicks' claims should be submitted to the arbitration proceeding, but in January 2005, the arbitrator stayed Mr. Hicks' federal court claims and the collection agency's claims against Mr. Hicks for abuse of process and tortious interference until the other pending claims were considered. An arbitration hearing was held in February 2005 on the other claims submitted by the parties.

In April 2005, the arbitrator ruled that the collection agency was liable to Mr. Hicks in the amount of $400,000 for emotional distress and other maladies as well as attorneys' fees in the amount of $15,587 with interest as a result of the collection agency's abuse of process in initiating the action in federal court in Tennessee. The arbitrator determined that the bank had no liability.

The collection agency sought reconsideration of the ruling by the arbitrator, who denied the request. Mr. Hicks filed a motion with the federal district court to confirm the arbitration award, and the court confirmed the award in October 2005. The collection agency appealed the federal district court's confirmation of the arbitration award entered in favor of Mr. Hicks. In February 2007, the 10th Circuit Court of Appeals affirmed the district court's confirmation of the April 2005 award entered in favor of Mr. Hicks. This award has not been paid to Mr. Hicks.

The hearing on the remaining matters in the arbitration was held in February and March 2006. The arbitrator who heard these claims died unexpectedly a few days after the arbitration hearing concluded. A new arbitrator was appointed, and the remaining matters were again heard by the new arbitrator in October 2006. Final briefings on the remaining matters in the arbitration were concluded in April 2007. On May 14, 2007, the arbitrator entered an award in favor of Mr. Hicks in connection with his claims of defamation and outrageous conduct.

For these claims, the arbitrator awarded Mr. Hicks compensatory damages from the collection agency parties totaling $950,000. The arbitrator also awarded Mr. Hicks punitive damages totaling $950,000 against Daniel C. Cadle, Buckeye Retirement Co., LLC, Ltd and The Cadle Company and $10,000 against William Shaulis, Buckeye Retirement Co., LLC, Ltd. and The Cadle Company. Additionally, the arbitrator awarded Mr. Hicks prejudgment interest in the approximate amount of $300,000. With respect to the collection agency parties' claims against Mr. Hicks, the arbitrator ruled in favor of Mr. Hicks. The arbitrator ruled against Mr. Hicks with respect to his abuse of process claim. This award has not been paid to Mr. Hicks. The award entered on May 14, 2007, if not promptly paid, will be subject to confirmation by the U.S. District Court. On June 22, 2007, Mr. Hicks filed his motion to confirm the arbitration award. The collection agency parties have filed their opposition and filed a motion to vacate the award. Briefing on the motions is complete. We do not know whether the collection agency parties will appeal or otherwise contest the awards, what other actions the collection agency parties may take, when Mr. Hicks will be paid the awards, or when we may receive reimbursement for any or all of the indemnification expenses we have incurred and continue to incur in these matters.

On July 20, 2007, Mr. Hicks filed a motion for leave to file a second amended complaint and to refer claims to arbitration in which he alleged that certain of the collection agency parties, after the October 2006 arbitration hearing, continued to engage in conduct substantially similar to that upon which the arbitrator entered his compensatory and punitive damages order on May 14, 2007. The collection agency parties opposed the relief sought by Mr. Hicks. Those claims have been referred to arbitration.

On October 17, 2007, the court granted Mr. Hicks' motion for leave to file a second amended complaint. A supplemental complaint asserting claims for defamation and outrageous conduct against certain of the collection agency parties was filed on October 29, 2007, in accordance with the court's order.

The claims Mr. Hicks asserts in the arbitration are for defamation and outrageous conduct against the collection agency parties. Mr. Hicks has filed motions to attempt to narrow the issues to be heard based upon the findings made by the arbitrator in his May 14, 2007, ruling. The collection agency parties have raised claims against Mr. Hicks for abuse of process, "frivolous and spurious lawsuit" and "attorneys' fees." Mr. Hicks filed a motion to dismiss the counterclaims. Briefing on that motion was completed on January 18, 2008. The hearing in connection with Mr. Hicks' claims, and any counterclaims that survive the motion to dismiss, is set to commence on June 24, 2008.

Our Board of Directors initially agreed to indemnify Mr. Hicks in December 2004. The determination to indemnify Mr. Hicks was based on, among other things, the fact that the dispute related to Mr. Hicks' efforts and personal financial commitment to provide funds to us in December 1999, without which we likely would not have remained viable. Mr. Hicks has advised us that he intends to reimburse us for all indemnification expenses we have incurred and continue to incur, from the proceeds of any final awards paid to him, net of any income taxes payable by him resulting from the awards.

By a letter to our Board of Directors dated February 13, 2006, Daniel C. Cadle, one of the collection agency parties, made allegations directed at us, Mr. Hicks and the attorneys representing Mr. Hicks in the arbitration and the late arbitrator. The principal allegations appear to be that we, Mr. Hicks, and the attorneys conspired to enter into an illegal arrangement with an account officer of the bank whose loan was the initial subject of the arbitration, without the bank's knowledge, that enabled us to indirectly obtain funds from the bank and, in conspiracy with the late arbitrator, prevented the collection agency parties from reporting the alleged conduct to government authorities. Mr. Cadle threatened suit if he was not paid $10.3 million. We believe these allegations are absurd and completely without merit. To our knowledge, neither Mr. Cadle, nor any of the other collection agency parties, has sought to assert any such "claims" against us in the arbitration. We will vigorously contest any such litigation that may be brought against us by the collection agency parties.

In addition, in September and October 2006, our Board of Directors and our counsel received communications from counsel to Daniel C. Cadle demanding a review of the indemnification payments made by us on Mr. Hicks' behalf and raising certain other issues. On December 18, 2006, Daniel C. Cadle filed a putative shareholder derivative complaint in the U.S. District Court for the District of Colorado against several of our current and former members of our Board of Directors, Mr. Hicks and our Chief Financial Officer (collectively, the "defendants"). Mr. Cadle alleged, among other items, that the defendants wasted and continue to waste corporate assets and opportunities by permitting the indemnification described above, that Mr. Hicks had converted assets properly belonging to us and our stockholders to his own use and benefit by accepting the indemnification payments and that the defendants violated Colorado and Delaware state and federal law by concealing material information or making materially misleading statements in our quarterly and annual financial reports regarding these matters. Mr. Cadle seeks a recovery to our company of the attorney's fees paid to indemnify Mr. Hicks, participatory damages to himself personally as well as any attorneys fees he incurs in this matter. Mr. Cadle also seeks injunctive relief to prevent us from continuing to indemnify Mr. Hicks. In April 2007, the defendants filed a motion to dismiss the shareholder derivative complaint. The plaintiff filed a reply to this motion in May 2007. The defendants' motion to dismiss the shareholder derivative complaint was granted by the U.S. District Court in June 2007. The plaintiff has appealed the dismissal of the complaint to the 10th Circuit Court of Appeals.

On July 10, 2007, a U.S. District Court Judge entered an order precluding Daniel C. Cadle from engaging in 13 acts that the arbitrator found to be outrageous. On July 20, 2007, a County Court Judge in Jefferson County, Colorado, entered a Permanent Civil Protection Order against Daniel C. Cadle. The Protection Order requires that Mr. Cadle stay at least 250 yards from Mr. Hicks, his residences and our headquarters. On July 26, 2007, Mr. Cadle appealed the Civil Protection Order entered by the County Court Judge in Jefferson County, Colorado, to the U.S. District Court. On January 15, 2008, the U.S. District Court affirmed the Civil Protection Order entered by the County Court.

In June 2007, we filed a motion to recover attorneys' fees totaling approximately $120,000 incurred with respect to the shareholder derivative complaint by Mr. Cadle. On July 27, 2007, the trial court entered an order deferring resolution of the motion for attorneys' fees until after the 10th Circuit Court of Appeals decides the appeal of the trial court's order dismissing the complaint.

Following receipt of the letters from counsel to Daniel C. Cadle in September and October 2006, our Board of Directors appointed a special committee comprised of independent directors of the Board to consider the matters raised. In September 2007, our Board of Directors approved the recommendation of the special committee to reconfirm the Board's prior determination that indemnification of Mr. Hicks was and continues to be appropriate.

Gotham/Primarius Complaint

On March 28, 2007, Gotham Holdings, LP, Primarius Partners LP, Primarius Offshore Partners LTD., Primarius Focus LP and Primarius China Fund LP (collectively, the "Plaintiffs") commenced an action in the United States District Court, Southern District of New York against us, MDB Capital Group ("MDB") and Essex Woodlands Health Ventures ("Essex"). The case relates to sales made by Essex in December 2005 and February 2006 of approximately 9.1 million shares of our common stock, to a number of investors, including the Plaintiffs. These sales occurred under a registration statement that we initially filed with the Securities and Exchange Commission on May 6, 2005. Essex engaged a broker, MDB, in connection with the sales. We did not receive any proceeds from these sales.

The Plaintiffs allege claims under Section 10(b) of the Exchange Act and Rule 10b-5, Section 12 of the Securities Act, fraud with respect to alleged material misrepresentations and/or omissions of material fact and negligent misrepresentation in connection with the Plaintiffs' purchase of our common stock. As they relate to us, the claims arise out of our SEC filings and presentations made by company management at the request of Essex, to Plaintiffs (or parties allegedly related to the Plaintiffs) in December 2005 and February 2006. Specifically, the claims relate to alleged misrepresentations by company management regarding the likelihood that the Hewitt Agreement would move to full implementation.

On July 9, 2007, we filed a motion to dismiss the Gotham/Primarius complaint. The plaintiffs responded by filing a first amended complaint on August 20, 2007. In the first amended complaint, the plaintiffs asserted the same four claims against us that they had made in the original complaint, and three new entities were added as plaintiffs (Willow Creek Capital Partners, LP, Willow Creek Capital Partners II, LP, and Willow Creek Offshore, Ltd.). We filed a motion to dismiss the first amended complaint on September 11, 2007. By order dated October 12, 2007, the court granted our motion to dismiss the first amended complaint, with leave given to the plaintiffs to file a second amended complaint.

On October 31, 2007, the plaintiffs filed a second amended complaint against us, which contained allegations that were substantially similar to those pled in the first amended complaint. We filed a motion to dismiss the second amended complaint on December 12, 2007.

The court conducted oral argument on the motion to dismiss the second amended complaint on January 10, 2008 at which time it denied our motion to dismiss the common law fraud and Section 10(b) claims, but deferred a decision on the Section 12 and negligent misrepresentation claims. On February 19, 2008, the Court issued an opinion dismissing the Section 12 claim, but maintaining the negligent misrepresentation claim because dismissal at that time was premature. We will have an opportunity to renew our argument once the court decides which state's law applies.

We believe the claims against us are without merit and we intend to continue to vigorously defend this matter.

We are subject to other legal proceedings and claims that arise in the ordinary course of our business. In the opinion of management, these actions are unlikely to materially affect our financial position.

Item 4. Submission of Matters to a Vote of Security Holders

Not applicable.

Executive Officers of the Registrant

The following table sets forth certain information concerning the executive officers of the Company. The executive officers are elected by our Board of Directors to serve for one year or until their successors are duly elected and qualified.

NAME	AGE	POSITION
Kerry R. Hicks	48	Chairman, President and Chief Executive Officer
David G. Hicks	49	Executive Vice President
Sarah Loughran	43	Executive Vice President
Allen Dodge	40	Executive Vice President, Chief Financial Officer, Secretary and Treasurer
Steve Wood	64	Executive Vice President

KERRY R. HICKS, one of our founders, has served as our Chief Executive Officer and one of our directors since our inception in 1995. He has served as Chairman of the Board since December 2004. He also served as our President from our inception until November 1999 and since March 2002.

DAVID G. HICKS has served as our Executive Vice President since November 1999. He was Senior Vice President of Information Technology from May 1999 to November 1999 and Vice President of Management Information Systems from March 1996 until May 1999.

SARAH LOUGHRAN has served us in several capacities since 1998, including as our Executive Vice President since July 2004 and Senior Vice President – Provider Services from December 2001 to July 2004.

ALLEN DODGE has served as Executive Vice President since July 2006 and as Chief Financial Officer since May 2001. He was Senior Vice President – Finance from May 2001 to July 2006 and Vice President – Finance/Controller from March 2000 to May 2001. He also served as Corporate Controller from September 1997 to March 2000.

STEVE WOOD has served as Executive Vice President since July 2006. From January 2005 to June 2006, he served as Senior Vice President and General Manager – Healthcare Division of J.D. Power and Associates and from February 2001 to December 2004 as Executive Director – Healthcare Division of J.D. Power and Associates.

Kerry R. Hicks and David G. Hicks are brothers.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock is traded on the Nasdaq Global Select Market under the symbol "HGRD". The following table sets forth the high and low daily closing prices for our common stock for the quarters indicated as reported on the Nasdaq Global Select Market (since May 9, 2007) and the Nasdaq Capital Market (through May 8, 2007).

	HIGH	LOW
Year Ended December 31, 2006		
First Quarter	$ 6.89	$ 5.28
Second Quarter	5.30	3.04
Third Quarter	4.67	4.08
Fourth Quarter	4.99	4.18
Year Ended December 31, 2007		
First Quarter	$ 6.30	$ 4.44
Second Quarter	6.96	5.36
Third Quarter	6.69	4.62
Fourth Quarter	6.84	4.81

Holders of Record

As of March 13, 2008, there were approximately 134 shareholders of record of our common stock, and the closing price of our common stock was $5.32 per share as reported by the Nasdaq Global Select Market. Because many of our shares of common stock are held by brokers and other institutional investors on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

Dividend Policy

We have never paid or declared any cash dividends and do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain any future earnings for use in our business.

Performance Graph

This performance graph shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") or incorporated by reference into any filing of HealthGrades under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by the specific reference in such filing.

This graph assumes an investment of $100 in our common stock, the Nasdaq Stock Market (US) and the Nasdaq Computer & Data Processing Index on December 31, 2002, and covers the period from December 31, 2002 through December 31, 2007 and dividend reinvestment has been assumed. We have never paid dividends on our common stock and have no present plans to do so. Such returns are based on historical results and are not intended to suggest future performance.


Health Grades, Inc.
Nasdaq Stock Market (US)
Nasdaq Computer & Data Processing Index
$25,000
$20,000
$15,000
$10,000
$5,000
$0
12/31/2002
12/31/2003
12/31/2004
12/30/2005
12/29/2006
12/31/2007

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

	12/31/02	12/31/03	12/31/04	12/30/05	12/29/06	12/31/07
Health Grades, Inc.	$100.00 ($.03*)	$2,000.00 ($.60*)	$9,666.67 ($2.90*)	$21,066.67 ($6.32*)	$14,966.67 ($4.49*)	$19,833.33 ($5.95*)
Nasdaq Stock Market (US)	$100.00	$149.52	$162.72	$166.18	$182.57	$197.98
Nasdaq Computer & Data Processing Index	$100.00	$131.80	$145.30	$150.23	$168.68	$206.11

** Health Grades, Inc. closing share price as of respective year-end date*

Purchases of Equity Securities by the Issuer

The following chart provides information regarding common stock purchases by us for the three months ended December 31, 2007.

Period	Total Number of Shares Purchased[1]	Average Price Paid per Share[2]	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[3]	Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs
October 1, 2007 through October 31, 2007	2,677	$ 5.90	--	1,739,046
November 1, 2007 through November 30, 2007	287,907	5.48	287,700	1,451,346
December 1, 2007 through December 31, 2007	267,862	5.25	267,345	1,184,001
Total	558,446	$5.37	555,045	1,184,001

(1) Includes 3,401 shares purchased to cover employment taxes on restricted stock vesting.
(2) Average price paid per share excludes commissions and service charges.
(3) On June 22, 2006, our Board of Directors announced and authorized the repurchase of up to 3,000,000 shares of our common stock under a stock repurchase program that does not have an expiration date and may be limited or terminated at any time without prior notice. Under the program, purchases may be made from time to time at prevailing prices, subject to certain restrictions on volume, pricing and timing.

Item 6. Selected Financial Data

Statement of Operations Data

	Year Ended December 31,				
	2007	2006	2005	2004	2003
Ratings and advisory revenue	$ 32,741,610	$ 27,764,021	$ 20,794,173	$ 14,536,304	$ 8,803,929
Income (loss) from operations	9,198,853[1]	4,817,122	3,942,424	1,760,600	(1,275,775)
Net income (loss)	$ 6,748,171[2]	$ 3,181,510	$ 4,139,853[4]	$ 1,782,143	$ (1,283,687)
Net income (loss) per common share (basic)	$ 0.24[3]	$ 0.11	$ 0.15	$ 0.07	$ (0.05)
Weighted average number of common shares used in computation (basic)	28,621,171	28,432,185	27,039,057	25,058,173	26,679,467
Net income (loss) per common share (diluted)	$ 0.20[3]	$ 0.09	$ 0.12	$ 0.05	$ (0.05)
Weighted average number of common shares and common share equivalents used in computation (diluted)	33,703,558	33,628,330	34,833,521	33,031,087	26,679,467

(1) Income from operations for the year ended December 31, 2007 includes approximately $4.3 million of the arbitration award from Hewitt.
(2) Net income for the year ended December 31, 2007 includes the arbitration award from Hewitt in the amount of approximately $2.8 million, net of tax.
(3) Net income per common share basic and diluted for the year ended December 31, 2007 includes approximately $0.10 and $0.8 attributed to the Hewitt award, respectively.
(4) Net income for the year ended December 31, 2005 includes a $1.5 million reversal of the valuation allowance for deferred tax assets previously reflected in our financial statements. The valuation allowance resulted from uncertainty regarding our ability to realize the benefits of the related deferred tax assets.

Balance Sheet Data

	DECEMBER 31, 2007	DECEMBER 31, 2006	DECEMBER 31, 2005	DECEMBER 31, 2004	DECEMBER 31, 2003
Working capital (deficit)	$ 10,222,065	$ 7,027,821	$ 5,024,057	$ 96,190	$ (1,820,137)
Total assets	36,935,329	31,019,585	23,844,473	12,931,127	8,821,239
Total long-term debt	2,387	3,863	5,254	--	--

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

In evaluating our financial results and financial condition, management has focused principally on the following:

Revenue Growth and Client Retention – We believe revenue growth and client retention are key factors affecting both our results of operations and our cash flow from operations. For the year ended December 31, 2007, our increased revenues as compared to the same period of 2006 reflected our success in several product areas. We continued adding new hospital customers to our Strategic Quality Partnership (SQP), Strategic Quality Initiative (SQI) and Clinical Excellence Research & Consulting Group (QA and QAI) programs. In addition, during the year ended December 31, 2007 we continued to generate revenue from our first contract with a hospital system (Tenet HealthSystem) for our Internet Patient Acquisition program, which we signed in April 2006.

For the year ended December 31, 2007, we continued to increase our efforts to deploy of an advertising/sponsorship platform including recommendations on design of the website to optimize ad placement and identification of an ad server partner, among other things.

As our base of hospital clients grows, one of our principal objectives is to achieve a high rate of retention of these clients. We typically receive a non-refundable payment for the first year of the contract term, which is typically three years, subject to a cancellation right that may be exercised by either the client or us on each annual anniversary date of contract execution. In an effort to increase retention rates, we have begun to execute three-year contracts with no right of cancellation until the second anniversary. Currently these two-year fixed agreements do not represent a significant number of our contracts with hospitals. An obstacle to maintaining high retention rates for our SQP and SQI clients is that clients may have lost their high ratings on or before any given contract anniversary date. In addition, for our contracts with hospitals that have also been awarded an overall hospital designation, such as our Distinguished Hospital Award for Clinical Excellence, we have found that in many cases, the hospitals terminate their contract with us if they lose the overall hospital designation. For example, hospitals that contract with us for the SQP program typically have been awarded our Distinguished Hospital Award for Clinical Excellence. In addition, the contracts give hospitals the ability to utilize any additional marketing messages they have for our individual service lines with us. However, if the hospital does not achieve the Distinguished Hospital Award for Clinical Excellence in each year of its agreement, it may not place as much value on the individual service line messages and, therefore, may terminate its agreement with us. We have continued to enhance the services provided in our agreements as well as add service line awards that are designed to increase our ability to retain these clients.

For the year ended December 31, 2007, we retained, or signed new agreements with, hospitals representing approximately 70% of the annual contract value of hospitals whose contracts had first or second year anniversary dates. In general, our rate of re-signing expired contracts is lower, especially with respect to our quality improvement clients, than our retention rate with respect to contracts that have a cancellation option on the first or second anniversary dates. Some of our quality improvement clients view a three-year term as the culmination of their improvement efforts rather than a starting point. The increase in our contract prices over the last several years has caused some hospitals to decline renewal as well. Because we give our clients a fixed annual contract price during their three-year term, our price points for renewals may have increased significantly since the beginning of the contract.

We typically receive a non-refundable payment for the first year of the contract term (which is typically a maximum of three years, subject to a cancellation right that may be exercised by either the client or us on each annual anniversary date, with certain exceptions) upon contract execution. Because we typically receive payment in advance for each year of the term of these agreements, if we cannot continue to attract new hospital clients and retain a significant portion of our current clients, our cash flow from operations could be adversely affected.

Critical Accounting Estimates

In preparing our financial statements, management is required to make estimates and assumptions that, among other things, affect the reported amounts of assets, revenues and expenses. These estimates and assumptions are most significant where they involve levels of subjectivity and judgment necessary to account for highly uncertain matters or matters susceptible to change, and where they can have a material impact on our financial condition and operating performance. We discuss below the most significant estimates and related assumptions used in the preparation of our financial statements, specifically those relating to our stock-based compensation.

We account for stock-based compensation in accordance with Statement of Financial Accounting Standards No. 123(revised), *Share-Based Payment* ("SFAS 123(R)"). Under the fair value recognition provisions of this statement, share-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the vesting period. Determining the fair value of share-based awards at the grant date requires judgment, including estimating expected volatility. In addition, judgment is also required in estimating the amount of share-based awards that are expected to be forfeited.

If actual results were to differ significantly from the estimates made, the reported results could be materially affected. Compensation cost we recognized under the fair value recognition provisions of SFAS 123(R) is recorded in the respective income statement categories based on the offered employees (e.g. sales and marketing, product development).

REVENUE AND EXPENSE COMPONENTS

The following descriptions of the components of revenues and expenses apply to the comparison of results of operations.

Ratings and advisory revenue. We currently operate in one business segment. We provide proprietary, objective healthcare provider ratings and advisory services to our clients. We generate revenue by providing our clients with information and other assistance that enable them to measure, assess, enhance and market healthcare quality. Our target clients include hospitals, employers, benefits consulting firms, payers, insurance companies and consumers. We typically receive a non-refundable payment at the beginning of each year of the contract term (which is typically three years, subject to a cancellation right by either the client or us, on each annual anniversary date, with certain exceptions). We record the cash payment as deferred revenue that is then amortized to revenue on a straight-line basis over the respective year of the term. Certain of our products represent a one-time delivery of data. For these arrangements, we recognize revenue at the time that the data is delivered.

Cost of ratings and advisory revenue. Cost of ratings and advisory revenue consists primarily of the costs associated with the delivery of services related to our SQI, SQP and QAI programs, as well as the costs incurred to acquire the data utilized in connection with these and other services such as our Health Management Suite of products. The cost of delivery of services relates primarily to the client consultants and support staff that provide our services.

Sales and marketing costs. Sales and marketing costs include salaries, wages and commission expenses related to our sales efforts, as well as other direct sales and marketing costs. For our SQP, SQI and QAI agreements, we pay our sales personnel commissions as we receive payment from our hospital clients. We typically receive a non-refundable payment for the first year (and subsequent years on each anniversary date) of the three-year contract term. In addition, we record the commission expense in the period it is earned, which is typically upon contract execution for the first year of the agreement and on each anniversary date for clients that do not cancel in the second or third year of the contract term. We record the commission expense in this manner because once a contract is signed, the salesperson has no remaining obligations to perform during the agreement in order to earn the commission.

Product development costs. We incur product development costs related to the development and support of our website and the development of applications to support data compilation and extraction for our consulting services. These costs are expensed as incurred unless the criteria for capitalization under American Institute of Certified Public Accountants Statement of Position 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use* ("SOP 98-1") are met.

General and administrative expenses. General and administrative expenses consist primarily of salaries, employee benefits and other expenses for employees that support our infrastructure such as finance and accounting personnel, certain information technology employees and some of our support staff, facility costs, legal, accounting and other professional fees and insurance costs.

RESULTS OF OPERATIONS

Ratings and Advisory Revenue Overview

Product Area	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
Provider Services	$ 25,130,997	$ 20,068,557	$ 15,038,998
Internet Business Group	6,132,250	5,099,838	3,004,152
Strategic Health Solutions	1,478,363	2,595,626	2,751,023
Total	$ 32,741,610	$ 27,764,021	$ 20,794,173

YEAR ENDED DECEMBER 31, 2007 COMPARED TO YEAR ENDED DECEMBER 31, 2006

Ratings and advisory revenue. Total ratings and advisory revenue for the year ended December 31, 2007 increased 18% to approximately $32.7 million from $27.8 million for the year ended December 31, 2006 as a result of strong growth from Provider Services. Sales of HealthGrades' suite of marketing and quality assessment and improvement products to hospitals were the principal reason for this increase. For the year ended December 31, 2007 and 2006, approximately 66% and 61%, respectively, of our ratings and advisory revenue was derived from our marketing services to hospitals. Revenues from our marketing services to hospitals increased by approximately $4.5 million to $21.5 million for the year ended December 31, 2007. This increase is principally due to the addition of new clients, as well as our continued success selling additional services to existing hospitals. For 2007, sales of additional services to existing hospitals accounted for nearly 24% of total new contracted sales. Approximately 18% of our ratings and advisory revenue was derived from sales of our quality reports to consumers and our Internet Patient Acquisition program for the years ended December 31, 2007 and 2006. Approximately 10% of our ratings and advisory revenue was derived from the sale of our quality improvement services to hospitals for the years ended December 31, 2007 and 2006. Finally, sales of our quality information to employers, benefits consulting firms, and health plans accounted for approximately 5% of our ratings and advisory revenue for 2007 compared to 9% for the same period of 2006.

Provider Services. For the year ended December 31, 2007, Provider Services revenue, which principally includes sales of hospital marketing products and quality improvement products, was approximately $25.1 million, an increase of $5.1 million, or 25% over the year ended December 31, 2006. This increase principally reflects sales of our marketing products to new hospital clients and increased sales to existing clients. For 2007, nearly 24% of all our new sales in our Provider Services area were to existing hospitals. For the years ended December 31, 2007 and 2006, we retained, or signed new contracts representing approximately 70% and 75%, respectively, of the annual contract value of hospitals whose contracts had first or second year anniversary dates.

Internet Business Group. For the year ended December 31, 2007, Internet Business Group revenue, which includes the sale of our quality reports to consumers, revenue from our Internet Patient Acquisition program and any website advertising and sponsorship revenue, was approximately $6.1 million, an increase of $1.0 million, or 20% over the year ended December 31, 2006. This increase is due to an increase in revenue our Internet Patient Acquisition product, which is primarily a result of our agreement with Tenet HealthSystem signed in the second quarter of 2006. In addition, the fourth quarter of 2007 includes some revenue from advertising while the fourth quarter of 2006 included no advertising revenue. These increases were partially offset by a slight decrease in sales of quality reports to consumers as we continue to make information free to them.

In 2007, the majority of our advertising revenue came from advertisements placed through the Google AdSense platform. During the second half of 2007, we began to place advertisements on our website and signed our first test advertising campaign with a pharmaceutical company. In addition, we implemented DoubleClick as our ad serving engine at the end of December. Although we are expanding our offerings to include a website advertising and sponsorship platform, the growth and success of these programs are uncertain.

Strategic Health Solutions. For the year ended December 31, 2007, Strategic Health Solutions revenue, which includes sales of our quality information to employers, benefit consultants, health plans and others and any sales of our data, was approximately $1.5 million, a decrease of $1.1 million, or 43% from the year ended December 31, 2006. Contributing to this decrease is the fact that the sales cycle for the sales of our quality information to employers, benefit consultants, health plans and others is very lengthy. In some cases, the time from initial contact to sales close can be as much as a year or more.

Cost of ratings and advisory revenue. For the years ended December 31, 2007 and 2006, cost of ratings and advisory revenue was approximately $5.3 million and $4.6 million, respectively, or approximately 16% and 17% of ratings and advisory revenue. The decrease in cost of ratings and advisory revenue as a percentage of ratings and advisory revenue is due in part to the slight decrease in our cost to acquire data. In addition, sales consultant costs have remained relatively consistent while ratings and advisory revenue have increased.

Other Revenue. Other revenue for the year ended December 31, 2007 primarily represents approximately $3.4 million of the $4.5 million total award granted to us by the panel of arbitrators with respect to our claims against Hewitt regarding an agreement between us and Hewitt that was entered into in July 2005. The panel's award was based upon the three-year minimum annual revenue guarantee to us under the Hewitt Agreement. This guarantee was $3.0 million annually for 2007, 2008 and 2009. The panel reduced this amount by its estimate of expected costs of generating these revenues. After deriving a net revenue amount, the panel performed a present value calculation of the net revenue amount utilizing a discount rate of 15%. See also the disclosure in Note 13 of the notes to consolidated financial statements contained in this report.

Sales and marketing costs. Sales and marketing costs for the year ended December 31, 2007 increased to approximately $9.1 million from $8.4 million for the year ended December 31, 2006. As a percentage of ratings and advisory revenue, sales and marketing costs were 28% and 30%, in 2007 and 2006, respectively. Sales and marketing costs were lower for the year ended December 31, 2007 compared to 2006, as a percentage of ratings and advisory revenue, mainly as a result of greater focusing our investments in product development costs.

Product development costs. Product development costs for the year ended December 31, 2007 increased to approximately $5.5 million from $3.5 million for the year ended December 31, 2006. This increase is principally due to additional personnel hired to support our product development efforts, including both the improvement of existing products as well as the development of new product offerings. In particular, we added personnel to focus on advertising initiatives, as well as several projects that are in process with our search engine partners. In addition, we continue to invest in the improvement of our physician data. The physician data we maintain relates to over 750,000 physicians. This data does not identify physicians by a unique physician identifier (such as a social security number for an individual). Therefore, in order to properly match the various data points that we maintain to the appropriate physician, we must conduct a robust matching process. We continue to acquire new physician data and refine our matching process to improve the accuracy of our data

General and administrative expenses. For the year ended December 31, 2007, general and administrative expenses were approximately $7.0 million, an increase of approximately $0.6 million from general and administrative expenses of approximately $6.4 million for the year ended December 31, 2006. Included as a reduction in general and administrative expenses for the year ended December 31, 2007 is approximately $0.9 million in legal fees awarded to us by the panel of arbitrators in the Hewitt arbitration that was recorded as a reduction to expenses, offset by a net increase of approximately $1.5 million resulting primarily from increases in personnel costs.

Interest expense. For the year ended December 31, 2007, we incurred interest expense of approximately $1,800 with respect to interest paid on capital lease obligations for the security system lease at our facility in Golden and other items.

Interest income. We maintain cash in an overnight investment account that includes short-term U.S. government obligations with maturities not exceeding three months and investments in a short-term investment account that includes U.S. government and government agency debt securities with original maturities not exceeding three months. As of December 31, 2007, our total investment in these accounts amounted to approximately $22.5 million. This amount is included within the cash and cash equivalents line item of our balance sheet. For the year ended December 31, 2007, interest earned on this account was approximately $1.1 million. Also included in interest income is approximately $0.2 million from the Hewitt arbitration award. Any decrease in interest rates in either of these investment accounts would not have a material impact on our financial position. Interest income in 2007 compared to 2006 increased by approximately $0.6 million or 93% principally because cash flows have increased significantly year over year.

YEAR ENDED DECEMBER 31, 2006 COMPARED TO YEAR ENDED DECEMBER 31, 2005

Ratings and advisory revenue. Total ratings and advisory revenue for the year ended December 31, 2006 increased 34% to approximately $27.8 million from $20.8 million for the year ended December 31, 2005 as a result of strong growth from the Provider Services and Internet Business Group products. Sales of our suite of marketing and quality assessment and improvement products to hospitals accounted for approximately $5.0 million or 73% of the increase in revenue. For the year ended December 31, 2006 and 2005, approximately 61% and 59%, respectively, of our ratings and advisory revenue was derived from our marketing services to hospitals. Revenues from our marketing services to hospitals increased by approximately $4.7 million to $17.0 million for the year ended December 31, 2006. This increase is principally due to the addition of new clients, as well as our continued success selling additional services to existing hospitals. For 2006, sales of additional services to existing hospitals accounted for nearly 30% of total new contracted sales. Approximately 18% of our ratings and advisory revenue was derived from sales of our quality reports to consumers and our Internet Patient Acquisition program compared to 14% for the same period of 2005. Approximately 10% of our ratings and advisory revenue was derived from the sale of our quality improvement services to hospitals for the year ended December 31, 2006 compared to 12% for the same period of 2005. Finally, sales of our quality information to employers, benefits consulting firms, and health plans accounted for approximately 9% of our ratings and advisory revenue for 2006 compared to 13% for the same period of 2005.

<u>Provider Services.</u> For the year ended December 31, 2006, Provider Services revenue, which principally includes sales of hospital marketing products and quality improvement products, was approximately $20.1 million, an increase of $5.0 million, or 33% over the year ended December 31, 2005. This increase principally reflects sales of our marketing products to new hospital clients and increased sales to existing clients. For 2006, nearly 30% of all our new sales in our Provider Services area were to existing hospitals.

Internet Business Group. For the year ended December 31, 2006, Internet Business Group revenue, which includes the sale of our quality reports to consumers and revenue from our Internet Patient Acquisition program, was approximately $5.1 million, an increase of $2.1 million, or 70% over the year ended December 31, 2005. This increase is due to both an increase in revenue from our Internet Patient Acquisition product, launched in 2006, that is primarily due to the Tenet HealthSystem agreement signed in the second quarter of 2006 and increased sales of our quality reports to consumers. For the year ended December 31, 2006, the Tenet HealthSystem agreement contributed approximately $1.7 million in revenue to our Internet Business Group. During 2006, we also increased both the volume and price point of our quality reports to consumers.

Strategic Health Solutions. For the year ended December 31, 2006, Strategic Health Solutions revenue, which includes sales of our quality information to employers, benefit consultants, health plans and others and any sales of our data, was approximately $2.6 million, a decrease of $0.2 million, or 6% over the year ended December 31, 2005. Contributing to this decrease was the fact that we received $0.4 million from a pilot program with Hewitt in the second half of 2005, and did not receive any revenue under this program in 2006. In addition, the sales cycle for the sales of our quality information to employers, benefit consultants, health plans and others is very lengthy. In some cases, the time from initial contact to sales close can be as much as a year or more.

Cost of ratings and advisory revenue. For the years ended December 31, 2006 and 2005, cost of ratings and advisory revenue was approximately $4.6 million and $3.2 million, respectively, or approximately 17% and 15% of ratings and advisory revenue. The increase in cost of ratings and advisory revenue as a percentage of ratings and advisory revenue is due in part to the slight increase in incremental cost associated with increased sales of our marketing services to hospitals and sales of quality information. In addition, one of the significant components of cost of ratings and advisory revenue is our cost to acquire data, which has also increased slightly as a percentage of ratings and advisory revenue over 2005. Included in cost of ratings and advisory revenue in 2006 is approximately $99,000 of compensation costs from our adoption of SFAS 123(R) during 2006.

Sales and marketing costs. Sales and marketing costs for the year ended December 31, 2006 increased to approximately $8.4 million from $5.8 million for the year ended December 31, 2005. As a percentage of ratings and advisory revenue, sales and marketing costs were 30% and 28%, in 2006 and 2005, respectively. The increase as a percentage of ratings and advisory revenue is primarily due to the hiring of additional sales personnel in 2006 as well as a large volume of new sales. We pay a higher percentage of commissions to our sales group with respect to new contracts than we pay upon retention of contracts. Revenue is deferred and we recognize revenue on a straight-line basis, while commission is expensed upon contract execution. Therefore, commission expenses can rise very quickly in periods of increased sales. In addition, our sales team is incentivized on a tiered commission structure. The more seasoned sales personnel accounted for the majority of the sales later in 2006, and sales commissions were paid to these individuals based on the highest commission tiers. Sales and marketing costs also include payments to internet search engines for placement on the internet. This expense was approximately $1.1 million and $865,000 in 2006 and 2005, respectively. The increase costs are mainly because ad placements are more frequently displayed through our search engine partners due to increased search traffic. Finally, included in sales and marketing costs in 2006 is approximately $297,000 of compensation costs from our adoption of SFAS 123(R) during 2006.

Product development costs. Product development costs for the year ended December 31, 2006 increased to approximately $3.5 million from $3.0 million for the year ended December 31, 2005. This increase is principally due to additional personnel hired to support our product development efforts, including both the improvement of existing products as well as the development of new product offerings. In addition, we continued to invest in the improvement of our physician data. The physician data we maintained at December 31, 2006 relates to over 700,000 physicians. This data does not identify physicians by a unique physician identifier (such as a social security number for an individual). Therefore, in order to properly match the various data points that we maintain to the appropriate physician, we must conduct a robust matching process. We continue to acquire new physician data and refine our matching process to improve the accuracy of our data. In addition, included in product development costs in 2006 is approximately $159,000 of compensation costs from our adoption of SFAS 123(R) during 2006.

General and administrative expenses. For the year ended December 31, 2006, general and administrative expenses were approximately $6.4 million, an increase of approximately $1.5 million from general and administrative expenses of approximately $4.9 million for the year ended December 31, 2005. The increase in general and administrative expenses is due to various items including an increase in legal fees of approximately $499,000, which relates primarily to indemnification expenses for our Chief Executive Officer (described in Note 13 to the financial statements included in Item 8 of this report) and the fees we are incurring with respect to the arbitration claims against Hewitt (also described in Note 13 to the financial statements included in Item 8 of this report), additional personnel in the accounting/finance area and general IT support of approximately $281,000, increased depreciation related to additional hardware infrastructure purchases in 2006 of approximately $137,000 and additional accounting fees of approximately $96,000 related principally to an outside consulting firm retained to assist us with respect to our Sarbanes-Oxley Section 404 compliance efforts. Also included in general and administrative expenses in 2006 is approximately $171,000 of compensation costs from our adoption of SFAS 123(R) during 2006.

Interest expense. For the year ended December 31, 2006, we incurred interest expense of approximately $400 with respect to interest paid on capital lease obligations for the security system lease at our facility in Golden.

Interest income. We maintain cash in an overnight investment account that includes short-term U.S. government obligations with maturities not exceeding three months and investments in a short-term investment account that includes U.S. government and government agency debt securities with original maturities not exceeding three months. As of December 31, 2006, our total investment in these accounts amounted to approximately $15.7 million. This amount is included within the cash and cash equivalents line item of our balance sheet. For the year ended December 31, 2006, interest earned on this account was approximately $484,000. During 2006, we also maintained short-term investments in U.S. government and government agency debt securities with maturities of greater than 90 days and less than 180 days. However, as of December 31, 2006, all investments held had original maturities not exceeding three months. For the year ended December 31, 2006, interest earned on investments in this account was approximately $204,000. Any decrease in interest rates in either of these investment accounts would not have a material impact on our financial position. Interest income in 2006 compared to 2005 increased by approximately $0.5 million or 236% principally because cash flows have increased significantly year over year.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2007, we had working capital of approximately $10.2 million, an increase of $3.2 million from working capital of approximately $7.0 million as of December 31, 2006. Included in current liabilities as of December 31, 2007 is $17.7 million in deferred revenue, which principally represents contract payments for future marketing and quality improvement services to hospitals. These amounts will be reflected in revenue upon provision of the related services.

For the year ended December 31, 2007, cash provided by operations was approximately $12.3 million compared to cash provided by operations of approximately $6.4 million for the year ended December 31, 2006, an increase of approximately $5.9 million, primarily due to an increase in cash resulting from the $4.5 million payment from Hewitt and collections received from customers. For the year ended December 31, 2007, we paid approximately $3.5 million in estimated income tax payments. Net cash flow used in investing activities was approximately $0.8 million for the year ended December 31, 2007, compared to approximately $1.4 million of cash provided in the year ended December 31, 2006, a decrease of approximately $2.2 million. During the years ended December 31, 2007 and 2006, we incurred approximately $0.8 million in capital expenditures. The majority of these expenditures were principally for the purchase and development of computer hardware and software. For the year ended December 31, 2006, we had net cash from the purchase and sale of investments held-to-maturity of $2.2 million, compared to $0 for the year ended December 31, 2007. Net cash flow used in financing activities was approximately $4.2 million and $1.4 million for the years ended December 31, 2007 and 2006, respectively. Included in cash flow used in financing activities for the years ended December 31, 2007 and 2006 is approximately $5.6 million and $3.3 million, respectively, in purchases of treasury stock.

Since June 22, 2006 and through December 31, 2007, under a stock repurchase program approved by our board of directors, we have repurchased 1,815,999 shares of our common stock for an aggregate purchase price of $8,865,562, which includes commissions and fees of $74,041.

We had a $1.0 million line of credit arrangement with Silicon Valley Bank that expired February 2006. We did not renew the arrangement, although we have available a standby letter of credit drawn on the bank in the amount of approximately $335,000, which was provided in January 2005 in connection with our entry into a lease for our office in Golden, Colorado. This standby letter of credit is secured by the cash and cash equivalents we maintain with Silicon Valley Bank. We currently have no other credit arrangements.

During the year ended December 31, 2007, the number of our common shares issued increased by 704,184 shares due to the exercise of stock options. We received approximately $570,000 in cash from the exercise of these stock options. As of December 31, 2007, we have outstanding options to purchase approximately 5.9 million shares of our common stock, at a weighted average exercise price of $0.45 per share. Therefore, we anticipate that additional options will be exercised. We also record restricted stock awards ("RSAs") as common stock issued and outstanding upon grant of the award. During the restriction period, a grantee may not sell, assign, transfer, pledge or otherwise dispose of the award, but has the right to vote and receive any dividends or other distributions paid on such shares. For the year ended December 31, 2007 our common shares issued increased by 1,416,082 shares due to the grants of RSAs.

On January 19, 2007, we became majority owner of a newly formed company, HCS. In consideration for a 50.1% ownership interest, we contributed $750,000 in cash. In addition to the cash contribution, we also contributed a trademark license agreement that entitles HCS to use all of our registered and unregistered trademarks and service marks under certain conditions. The minority owner, HealthCo, contributed intellectual property in the form of non-competition agreements for an ownership interest of 49.9%.

The non-competition agreements, which were assigned a value of $404,000 with a five-year useful life and the SAB 51 adjustment for investment in majority-owned subsidiary of approximately $172,000, are reported as non-cash investing and financing activities. As the controlling, majority owner, the $168,000 fair value assigned to the trademark is recorded at our carrying value, or $0. See Notes 2 and 7 to our consolidated financial statements.

We anticipate that we have sufficient funds available to support ongoing operations at their current level. As noted above, upon execution of our SQI, SQP and QAI agreements, we typically receive a non-refundable payment for the first year of the contract term (which is typically three years, subject to a cancellation right that may be exercised by either the client or us on each annual anniversary date, with certain exceptions). We record the cash payment as deferred revenue, which is a current liability on our balance sheet that is then amortized to revenue on a straight-line basis over the first year of the term. Annual renewal payments, which are made in advance of the year to which the payment relates, are treated in the same manner during each of the following two years. As a result, our operating cash flow is substantially dependent upon our ability to continue to sign new agreements, and to continue to maintain a high rate of client retention. Our current operating plan includes growth in new sales from these agreements. A significant failure to achieve sales targets in the plan would have a material negative impact on our financial position and cash flow.

The following table sets forth our contractual obligations as of December 31, 2007:

	Payments Due by Period				
	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
Contractual Obligations					
Capital Lease Obligations	$ 4,170	$ 1,668	$ 2,502	$ --	$ --
Operating Lease Obligations	2,114,577	659,229	1,220,507	234,841	--
Employee Contracts	570,220	570,220	--	--	--
Purchase Obligations	552,821	350,206	202,615	--	--
Total	$ 3,241,788	$ 1,581,323	$ 1,425,624	$ 234,841	$ --

Operating lease obligations relate principally to our office space lease. Employee contracts include obligations for employment agreements that provide two executives with minimum base pay, annual incentive awards and other fringe benefits. Purchase obligations include certain licensing and contractual agreements with various parties to access and use data from these parties for the purpose of providing various health information and resources on our website.

DISCLOSURES ABOUT EFFECTS OF TRANSACTIONS WITH RELATED AND CERTAIN OTHER PARTIES

On August 13, 2007, we entered into a Consulting Services Agreement, subsequently amended on August 26, 2007, with OmniMedix Institute, a nonprofit corporation dedicated to improving quality, efficiency and equity of health care by fostering the proliferation and use of patient-centric health information technologies. The Chairman and Chief Executive Officer of OmniMedix Institute is J.D. Kleinke, a member of our Board of Directors. The Consulting Services Agreement involves the development of a web-based pharmaceutical ratings survey instrument and reporting application for deployment and operation on our website. The aggregate monetary value of the Consulting Services Agreement is $157,000 which is payable over the term of the agreement. As of December 31, 2007, we paid $62,500 pursuant to the Consulting Services Agreement all of which is capitalized on our balance sheet. No related party expense is included in the consolidated statements of income for the years ended December 31, 2007, 2006 or 2005.

NEW ACCOUNTING PRONOUNCEMENTS

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement No. 157 ("SFAS 157"), *Fair Value Measurement.* This new standard provides guidance for using fair value to measure assets and liabilities. The FASB believes the standard also responds to investors' requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The provisions of SFAS 157 are to be applied prospectively as of the beginning of the fiscal year in which SFAS 157 is initially applied. Only under certain circumstances is SFAS 157 to be applied retrospectively, in which case a cumulative-effect adjustment to the opening balance of retained earnings is required for the difference between the carrying amounts and the fair values of those financial instruments at the date SFAS 157 is initially applied. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value to any new circumstances. The provisions of SFAS 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We do not expect the application of SFAS 157 will have a material impact on our financial position or results of operations.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement 115* ("SFAS 159"). SFAS 159 allows entities to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis under the fair value option. SFAS 159 became effective for us on January 1, 2008. The effect of adoption is required to be accounted for as a cumulative effect adjustment recorded to the beginning balance of retained earnings. We do not expect the application of SFAS 159 will have a material impact on our financial position, cash flows or results of operations.

In May 2007, the FASB issued FASB Staff Position ("FSP") FIN 48-1, *Definition of Settlement in FASB Interpretation No. 48.* This FSP amends FASB Interpretation ("FIN") No. 48, *Accounting for Uncertainty in Income Taxes*, to provide guidance on how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. The FASB clarifies in this FSP that a tax position could be effectively settled upon examination by a taxing authority. Assessing whether a tax position is effectively settled is a matter of judgment because examinations occur in a variety of ways. In determining whether a tax position is effectively settled, companies should make the assessment on a position-by-position basis, but a company could conclude that all positions in a particular tax year are effectively settled. The guidance in this FSP should be applied by companies upon the initial adoption of FIN 48. We adopted FIN 48 effective January 1, 2007. The application of FSP FIN 48-1 did not have a material impact on our financial position or results of operations.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), *Business Combinations* ("SFAS 141(R)"). SFAS 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. This statement is effective for us beginning January 1, 2009. We do not expect the application of SFAS 141(R) will have a material impact on our financial position, cash flows or results of operations.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, *Noncontrolling Interests in Consolidated Financial Statements – an amendment of Accounting Research Bulletin No. 51* ("SFAS 160"). SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interest of the parent and the interests of the noncontrolling owners. This statement is effective for us beginning January 1, 2009. We are currently evaluating the potential impact of the adoption of SFAS 160 on our consolidated financial position, results of operations or cash flows.

There were no other new accounting pronouncements issued during the year ended December 31, 2007 that had a material impact or are anticipated to have a material impact on our financial position, operating results or disclosures.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

The primary objective of our investment activities is to preserve principal, maintain substantial liquidity and to achieve an acceptable rate of return. This objective is accomplished by adherence to our investment policy, which establishes guidelines of eligible types of securities and credit requirements for each investment.

Changes in prevailing interest rates will cause the market value of our investments to fluctuate. To minimize this risk, we maintain cash in an overnight investment account that includes short-term U.S. government obligations with maturities not exceeding three months and investments in a short-term investment account that includes U.S. government and government agency debt securities with original maturities not exceeding three months. As of December 31, 2007, our total investment in these accounts amounted to approximately $22.5 million. This amount is included in the cash and cash equivalents on our balance sheet. For the year ended December 31, 2007, interest earned on these accounts was approximately $1.1 million.

We have not utilized derivative financial instruments in our investment portfolio and are not subject to interest rate risks on any borrowings.

Item 8. Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Health Grades, Inc.

We have audited the accompanying consolidated balance sheets of Health Grades, Inc. (a Delaware corporation) and subsidiary (collectively, the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. Our audits of the basic consolidated financial statements included the financial statement schedule listed in the index appearing under Item 15(a)(2). These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Health Grades, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") and our report dated March 14, 2008 expressed an unqualified opinion.

/s/ GRANT THORTON LLP

Denver, Colorado
March 17, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Health Grades, Inc.

We have audited Health Grades, Inc. (a Delaware Corporation) and subsidiary's (collectively, the "Company") internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Frame*work issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on Health Grades, Inc.'s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007 and our report dated March 14, 2008 expressed an unqualified opinion.

/s/ GRANT THORTON LLP

Denver, Colorado
March 17, 2008

Health Grades, Inc. and Subsidiary

Consolidated Balance Sheets

	DECEMBER 31, 2007	DECEMBER 31, 2006
ASSETS		
Cash and cash equivalents	$ 23,369,368	$ 16,024,373
Accounts receivable, net	6,935,341	8,895,709
Prepaid expenses and other current assets	836,222	712,021
Total current assets	31,140,931	25,632,103
Property and equipment, net	1,641,456	1,765,961
Intangible assets, net	357,128	115,001
Goodwill	3,106,181	3,106,181
Deferred income taxes	689,633	400,339
Total assets	$ 36,935,329	$ 31,019,585
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable	$ 326,039	$ 340,742
Accrued payroll, incentive compensation and related expenses	2,222,970	1,838,282
Accrued expenses	432,928	311,941
Current portion of capital lease obligations	1,476	1,391
Current portion of deferred rent	68,544	75,074
Deferred revenue	17,739,152	15,897,374
Deferred income taxes	113,914	63,190
Income taxes payable	13,843	76,288
Total current liabilities	20,918,866	18,604,282
Long-term portion of capital lease obligations	2,387	3,863
Long-term portion of deferred rent	229,321	268,392
Total liabilities	21,150,574	18,876,537
Commitments and contingencies		
Minority interest	248,011	--
Stockholders' equity:		
Preferred stock, $0.001 par value, 2,000,000 shares authorized, no shares issued or outstanding	--	--
Common stock, $0.001 par value, 100,000,000 shares authorized, and 50,895,623 and 48,775,357 shares issued as of December 31, 2007 and 2006, respectively	50,895	48,775
Additional paid-in capital	96,860,004	94,604,033
Accumulated deficit	(58,716,933)	(65,465,104)
Treasury stock, 21,424,236 and 20,321,910 shares as of December 31, 2007 and 2006, respectively	(22,657,222)	(17,044,656)
Total stockholders' equity	15,536,744	12,143,048
Total liabilities and stockholders' equity	$ 36,935,329	$ 31,019,585

See accompanying notes to consolidated financial statements.

Health Grades, Inc. and Subsidiary

Consolidated Statements of Income

Years ended December 31,

	2007	2006	2005
Revenue:			
Ratings and advisory revenue	$ 32,741,610	$ 27,764,021	$ 20,794,173
Other	3,425,465	6,231	13,333
	36,167,075	27,770,252	20,807,506
Cost of revenue:			
Cost of ratings and advisory revenue	5,323,672	4,593,310	3,168,668
Gross margin	30,843,403	23,176,942	17,638,838
Operating expenses:			
Sales and marketing	9,147,911	8,423,777	5,801,590
Product development	5,491,725	3,547,335	3,035,728
General and administrative	7,004,914	6,388,708	4,859,096
Income from operations	9,198,853	4,817,122	3,942,424
Other:			
Other	--	(43)	1,405
Interest income	1,330,903	689,230	205,124
Interest expense	(1,771)	(387)	(763)
Minority interest	327,835	--	--
Income before income taxes	10,855,820	5,505,922	4,148,190
Income tax expense	4,107,649	2,324,412	8,337
Net income	$ 6,748,171	$ 3,181,510	$ 4,139,853
Net income per common share (basic)	$ 0.24	$ 0.11	$ 0.15
Weighted average number of common shares used in computation (basic)	28,621,171	28,432,185	27,039,057
Net income per common share (diluted)	$ 0.20	$ 0.09	$ 0.12
Weighted average number of common shares used in computation (diluted)	33,703,558	33,628,330	34,833,521

See accompanying notes to consolidated financial statements.

Health Grades, Inc. and Subsidiary

Consolidated Statements of Stockholders' Equity
Years ended
December 31, 2007, 2006 and 2005

	COMMON STOCK $0.001 PAR VALUE SHARES	AMOUNT	ADDITIONAL PAID-IN CAPITAL	ACCUMULATED DEFICIT	TREASURY STOCK	TOTAL
Balance at January 1, 2005	44,880,176	$ 44,880	$ 90,094,408	$ (72,786,467)	$ (13,767,580)	$ 3,585,241
Stock based compensation expense – non-employee	--	--	24,311	--	--	24,311
Employee stock option exercise	2,078,020	2,078	624,215	--		626,293
Stock warrant exercise	716,583	716	85,978	--		86,694
Tax benefit from exercise of stock options	--	--	1,155,187	--		1,155,187
Net income	--	--	--	4,139,853	--	4,139,853
Balance at December 31, 2005	47,674,779	47,674	91,984,099	(68,646,614)	(13,767,580)	9,617,579
Stock based compensation expense – employee	--	--	726,421	--	--	726,421
Stock based compensation expense – non-employee	--	--	14,396	--	--	14,396
Employee stock option exercise	1,100,578	1,101	432,550	--	--	433,651
Tax benefit from exercise of stock options	--	--	1,446,567	--	--	1,446,567
758,520 shares repurchased	--	--	--	--	(3,277,076)	(3,277,076)
Net income	--	--	--	3,181,510	--	3,181,510
Balance at December 31, 2006	48,775,357	48,775	94,604,033	(65,465,104)	(17,044,656)	12,143,048
Stock based compensation expense – employee	--	--	961,715	--	--	961,715
Employee stock option exercise	704,184	704	568,921	--	--	569,625
Restricted stock awards	1,416,082	1,416	(1,416)	--	--	--
Tax benefit from exercise of stock options	--	--	898,597	--	--	898,597
1,102,326 shares repurchased	--	--	--	--	(5,612,566)	(5,612,566)
SAB 51 capital reallocation adjustment for investment in majority-owned subsidiary	--	--	(171,846)	--	--	(171,846)
Net income	--	--	--	6,748,171	--	6,748,171
Balance at December 31, 2007	50,895,623	$ 50,895	$ 96,860,004	$ (58,716,933)	$ (22,657,222)	$ 15,536,744

See accompanying notes to consolidated financial statements.

Health Grades, Inc. and Subsidiary

Consolidated Statements of Cash Flows

Years ended December 31,

	2007	2006	2005
OPERATING ACTIVITIES			
Net income	$ 6,748,171	$ 3,181,510	$ 4,139,853
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	1,046,254	698,317	393,835
Bad debt expense	--	15,000	20,000
Loss (gain) on disposal of assets	25,996	43	(1,405)
Stock based compensation expense - non-employees	--	14,396	24,311
Stock based compensation expense - employees	961,715	726,421	--
Accretion of discount on held-to-maturity securities	--	(204,323)	--
Tax benefit from stock option exercises	(871,469)	(1,420,574)	1,155,187
Deferred income taxes	(238,570)	774,813	(1,111,962)
Minority interest	(327,835)	--	--
Changes in operating assets and liabilities:			
Accounts receivable, net	1,960,368	(3,296,984)	(2,599,350)
Prepaid expenses and other current assets	(124,201)	(142,470)	(315,712)
Accounts payable	(14,703)	75,053	221,654
Accrued payroll, incentive compensation and related expenses	384,688	312,438	347,263
Accrued expenses	113,461	22,853	(33,689)
Income taxes payable	836,152	1,507,835	(56,278)
Deferred revenue	1,841,778	4,154,547	4,013,632
Deferred rent	(45,601)	(38,396)	381,862
Net cash provided by operating activities	12,296,204	6,380,479	6,579,201
INVESTING ACTIVITIES			
Purchases of property and equipment	(788,346)	(806,978)	(1,548,541)
Acquisitions of intangible assets	--	--	(235,230)
Purchases of held-to-maturity investments	--	(9,512,523)	(2,588,154)
Sale of property, plant and equipment	10,000	450	8,950
Proceeds from sale or maturity of held-to-maturity investments	--	11,705,000	600,000
Net cash provided by (used in) investing activities	(778,346)	1,385,949	(3,762,975)
FINANCING ACTIVITIES			
Payments under capital lease obligation	(1,391)	(1,310)	(969)
Excess tax benefits from stock-based payment arrangements	871,469	1,420,574	--
Purchases of treasury stock	(5,612,566)	(3,277,076)	--
Exercise of common stock options and warrants	569,625	433,651	712,987
Net cash (used in) provided by financing activities	(4,172,863)	(1,424,161)	712,018
Net increase in cash and cash equivalents	7,344,995	6,342,267	3,528,244
Cash and cash equivalents at beginning of period	16,024,373	9,682,106	6,153,862
Cash and cash equivalents at end of period	$ 23,369,368	$ 16,024,373	$ 9,682,106
SUPPLEMENTAL CASH FLOW INFORMATION			
Interest paid	$ 1,771	$ 387	$ 763
Income tax paid	$ 3,523,998	$ 33,277	$ 21,390
NON CASH FINANCING AND INVESTING ACTIVITY			
Property and equipment acquired with capital lease	$ --	$ --	$ 7,533
Property and equipment acquired in accounts payable or accrued expenses	$ 7,526	$ --	$ 65,054
SAB 51 capital reallocation adjustment for investment in majority-owned subsidiary	$ 171,846	$ --	$ --
Non-competition agreements contributed to HCS by HealthCo	$ 404,000	$ --	$ --

See accompanying notes to consolidated financial statements.

1. DESCRIPTION OF BUSINESS

Health Grades, Inc., which we refer to in these notes as "HealthGrades," the "Company," "we" or "our," provides proprietary, objective healthcare provider ratings and advisory services. Our ratings address hospitals, nursing homes and home health agencies. We provide our clients with healthcare information, including information relating to quality of service and detailed profile information on physicians, that enables them to measure, assess, enhance and market healthcare quality. Our clients include hospitals, employers, benefits consulting firms, payers, insurance companies and consumers.

We offer services to hospitals that are either attempting to communicate their clinical excellence to their internal staff, consumers and physicians or are working to improve quality. For hospitals that have received high ratings, we offer the opportunity to license our ratings and trademarks and provide assistance in their marketing programs at an institutional level (e.g., hospital clinical excellence and exceptional experience regarding the overall number and type of patient safety incidents within a hospital) at a service line level (e.g. cardiac, pulmonary, vascular) and at a medical issue level (e.g., coronary bypass surgery, community acquired pneumonia, valve replacement surgery). We also offer physician-led quality improvement consulting engagements and other quality improvement analysis and services for any hospitals that are seeking to enhance quality.

In addition, we provide basic and detailed profile information on a variety of providers and facilities. We make this information available to consumers, employers, benefits consulting firms and payers to assist them in selecting healthcare providers. Basic profile information for certain providers is available free of charge on our website, www.healthgrades.com. For a fee, we offer healthcare quality reports with respect to hospitals, nursing homes and physicians. These reports provide more detailed information than is available free of charge on our website. Report pricing and content varies based upon the type of provider and whether the user is a consumer or a healthcare professional (for example, a medical professional underwriter).

During the second half of 2007, we began to place advertisements on our website and signed our first limited advertising campaign with a pharmaceutical company. In December 2007, we launched a tabbed physician profile which allows consumers to access much of our physician information free of charge. We are currently displaying advertisements on the majority of our physician profile pages utilizing Google AdSense and DoubleClick's advertising network. DoubleClick is our ad serving engine.

We provide detailed online healthcare quality information for employers, benefits consulting firms, payers and other organizations that license our Health Management Suite of products – Hospital Quality Guide™, Physician Quality Guide™, Nursing Home Quality Guide™ and Home Health Quality Guide™.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and footnotes. These estimates are based on management's current knowledge of events and actions they may undertake in the future, and actual results could differ from those estimates.

REVENUE RECOGNITION

Ratings and advisory revenue

Strategic Quality Initiative, Strategic Quality Partnerships and Quality Assessment and Implementation Programs:

Our ratings and advisory revenue is generated principally from annual fees paid by hospitals that participate in our Strategic Quality Initiative ("SQI"), Strategic Quality Partnership ("SQP") (formerly, Distinguished Hospital Program or, "DHP") and Quality Assessment and Implementation ("QAI") programs. The SQI program provides business development and marketing tools to hospitals that are highly rated on our website. Under the SQI program, we license the HealthGrades name and our "report card" ratings to hospitals. The license may be in a single service line (for example, cardiac) or multiple service lines.

We also assist hospitals in promoting their ratings and measuring the success of their efforts utilizing our team of in-house healthcare consultants.

Our SQI and SQP programs provide a license to highly rated hospitals, enabling them to utilize our name and certain ratings information for an annual period. Another feature of the SQI and SQP programs is a detailed comparison of the data underlying a hospital's rating to local and national benchmarks. Our SQP program recognizes clinical excellence in hospitals among a range of service lines. Hospitals that contract with us for SQP services receive all of the SQI features described above with respect to their licensed service lines. In addition, if qualified, hospitals can reference the additional Distinguished Hospital Award ("DHA") designation. Hospital clients are provided with additional marketing and planning assistance related to the DHA designation as well as trophies for display at the hospital. Hospitals that have demonstrated superior and sustained clinical quality, and have consistently received our Distinguished Hospital Award for Clinical Excellence ("DHA-CE") designation the most consecutive times from 2008 and previous years, are included in America's 50 Best Hospitals Report, which was issued in February 2008. Distinguished Hospital Program for Patient Safety™ ("DHP-PS") recognizes hospitals with the best patient safety records in the nation. This award recognizes exceptional outcomes based on thirteen patient safety indicators from the Agency for Healthcare on Quality Research. Under our DHP-PS program, we license the commercial use of the HealthGrades corporate mark, applicable data and marketing messages that may be used by hospitals to demonstrate third party validation of excellence.

Our QAI program is principally designed to help hospitals measure and improve the quality of their care in particular areas where they have lower ratings. Using our database and focusing on a particular hospital's information and ratings we can help identify areas to improve quality and measure how well the hospital performs relative to national and regional best practices. Our consultants work on-site with the hospital staff and physicians to present the data and assist in the quality analysis.

We typically receive a non-refundable payment at the beginning of each year of the contract term (which is typically three years, subject to a cancellation right by either the client or us, on each annual anniversary date, with certain exceptions). We record the cash payment as deferred revenue that is then amortized to revenue on a straight-line basis over the respective year of the term. Certain of our products represent a one-time delivery of data. For these arrangements, we recognize revenue at the time that the data is delivered.

Health Management Suite:

Through our Health Management Suite, we also provide detailed online healthcare quality information for employers, benefits consulting firms, payers and other organizations. Modules currently available for license are Find a High-Quality Provider (which includes our Hospital Quality Guide, Physician Quality Guide, Nursing Home Quality Guide and Home Health Quality Guide); Healthcare Budget (which includes our Treatment Cost Calculator and Medical Cost Calculator); and, Optimize Your Health (which includes our Health Risk Assessment, Personal Health Record and Medical Library). This information can be customized so that, for example, an employee can be provided with online access to quality data relating to healthcare providers within the provider network available under the employee's health plan. For an additional fee, customers can integrate our modules within their online provider directories, and we can customize our database for specific geographic areas and provider networks as well as modify the look and feel of the modules. Depending on the client's needs, we can customize our content for the intended users.

We typically receive a non-refundable payment at the beginning of each year of the contract term (which varies from one to three years, subject to a cancellation right by either the client or us, on each annual anniversary date, with certain exceptions). We record the cash payment as deferred revenue that is then amortized to revenue on a straight-line basis over the respective year of the term.

Healthcare Quality Reports:

We offer comprehensive quality information to professionals and consumers that provide current and historical quality information on hospitals and nursing homes in more detail than is available on our website. In addition, we offer reports on physicians that contain detailed information with respect to education, professional licensing history and other items. As pricing is usually on a per report basis, we recognize revenue as reports are ordered and delivered to the customer.

Internet Patient Acquisition Program™:

Under this program, we design a premium profile for the physician that incorporates our source-verified information (e.g., board certification, years in practice) as well as information provided directly from the physician (e.g., practice philosophy, office hours). This premium profile is then made available, without charge, to all consumers searching our website. In addition, unlike many of the traditional marketing mediums, we provide the ability to measure the success of these online marketing efforts through our performance reporting which tracks, among other things, the number of consumers that view the physician's premium profile.

An initial fee is due on the effective date of the contract, pro-rated for the period of time commencing on the effective date and continuing until the last day of the then-current calendar quarter. We record the cash payment as deferred revenue that is then amortized to revenue on a straight-line basis over three months. Subsequent quarterly fees are payable at the beginning of each calendar quarter thereafter, and is calculated based upon the current number of physicians enrolled at the end of the previous calendar quarter. The agreement automatically renews quarterly upon the expiration of the initial or any renewal term which is typically at the end of the calendar quarter during which the first year anniversary of the effective date occurs.

Internet Advertising:

We recognize revenue from the sale of impression-based advertisements on our website in the period in which the advertisements are delivered. The arrangements are evidenced by insertion orders that stipulate the types of advertising to be delivered and pricing. Our customers are billed based on pricing as determined by the insertion order, which may include certain discounts from list price. No amounts are subject to refund.

We refer to the fees generated by users and charged to merchants based on the number of users who click on an advertisement or text link to visit the websites of our merchant partners as "activity-based advertising". The arrangements for activity-based advertising are evidenced by a contract that stipulates the fee per activity. The fee becomes fixed and determinable upon a user clicking on an advertisement. These revenues are recognized in the period in which the activity occurs and are not subject to refund.

During the second half of 2007, we began to place advertisements on our website and signed our first limited advertising campaign with a pharmaceutical company. In December 2007, we launched a tabbed physician profile which allows consumers to access much of our physician information free of charge.

Multiple element arrangements

The Company may, from time to time, enter into transactions containing multiple elements. Revenue under multiple element arrangements is recognized in accordance with Emerging Issues Task Force Issue No. 00-21, *"Accounting for Revenue Arrangements with Multiple Deliverables."* Under this method, if an element is determined to be a separate unit of accounting, the revenue for the element is based on fair value and determined by verifiable objective evidence, and recognized at the time of delivery. If the arrangement has an undelivered element, we ensure that we have objective and reliable evidence of the fair value of the undelivered element. Fair value is determined based upon the price charged when the element is sold separately. Our revenues are substantially derived from arrangements that do not contain multiple deliverables.

COMMISSION EXPENSE

With respect to our sales team members, we record the commission expense in the period it is earned, which is typically upon contract execution for the first year of the agreement and on each anniversary date for clients that do not cancel in the second or third year of the contract term. We record the commission expense in this manner because once a contract is signed the salesperson has no remaining obligations to perform during the agreement in order to earn the commission. Commission expense for two-year fixed agreements (three year contracts with no right of cancellation on the first anniversary) is recorded upon contract execution. In this case, commission expense for the first two years of the contract is paid to the sales team member up front.

CONCENTRATION OF CREDIT RISK

Concentrations of credit risk with respect to receivables, which are typically unsecured, are generally limited due to the wide number of customers. No single customer accounted for more than 10% of receivables at December 31, 2007.

PRODUCT DEVELOPMENT COSTS

We incur product development costs related to the development and support of our website and the development of applications to support data compilation and extraction for our consulting services and modification of our quality guides. These costs (which consist primarily of salaries and benefits, consulting fees and other costs related to software development, application development and operations expense) are expensed as incurred unless they meet the capitalization criteria of American Institute of Certified Public Accountants Statement of Position 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use* ("SOP 98-1"). During 2007 and 2006, we had several applications that met the criteria for cost capitalization as described in Note 5.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents generally consist of cash, overnight investment accounts that include short-term U.S. government obligations with maturities not exceeding three months and investments in U.S. government and government agency debt securities with original maturities not exceeding three months. Such investments are stated at cost, which includes accrued interest, and which approximates fair value given the short maturity dates, and are considered cash equivalents for purposes of reporting cash flows.

SHORT-TERM INVESTMENTS

During 2006, the Company invested in U.S. government and government agency debt securities with maturity dates of 180 days or less. These securities were classified as held-to-maturity because we had the positive intent and ability to hold the securities to maturity. Held-to-maturity securities were stated at amortized cost, which approximates fair value given the short maturity dates, adjusted for amortization of premium and accretion of discounts to maturity.

FINANCIAL INSTRUMENTS

The carrying amounts of financial instruments, as reported in the accompanying balance sheets, approximate their fair value primarily due to the short-term and/or variable-rate nature of such financial instruments.

ACCOUNTS RECEIVABLE

The majority of our accounts receivable are due from hospitals. Accounts receivable are due within 30 days and are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due. We determine our allowance by considering a number of factors, including the length of time trade accounts receivables are past due, any previous loss history and the customer's ability to pay its obligations. We write off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost less accumulated depreciation and amortization. Costs of repairs and maintenance are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the underlying assets. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the initial lease term or the estimated useful lives of the underlying assets. The estimated useful lives used are as follows:

Computer equipment and software	3-5 years
Internally developed software	3 years
Furniture and fixtures	5-7 years
Leasehold improvements	6 years

INTANGIBLE ASSETS

We review intangible assets, excluding goodwill, for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable according to Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS 144"). Recoverability of these assets is measured by comparison of carrying amounts to the future discounted cash flows the assets are expected to generate. If intangible assets are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the asset exceeds its fair market value. We have made no material adjustments to our intangible assets in any of the years presented. In accordance with Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"), we amortize intangible assets with definite lives over their remaining estimated useful lives, which are currently over periods ranging from one to five years. See Note 7 for further discussion of our intangible assets.

GOODWILL

Goodwill, which is stated at cost, is evaluated annually for impairment in accordance with the provisions of SFAS 142. See Note 6 for discussion of our annual impairment test performed in accordance with SFAS 142.

DEFERRED REVENUE

We typically receive a non-refundable payment at the beginning of each year of the contract term (which is typically three years, subject to a cancellation right by either the client or us, on each annual anniversary date, with certain exceptions). We record the cash payment as deferred revenue that is then amortized to revenue on a straight-line basis over the respective year of the term.

Under the Internet Patient Acquisition program, initial fees which are due on the effective date of the contract are pro-rated for the period of the time commencing on the effective date and continuing until the last day of the then-current calendar quarter. We record the cash payment as deferred revenue that is then amortized to revenue on a straight-line basis over three months.

LOSS CONTINGENCIES

We are subject to legal proceedings and claims that arise in the ordinary course of our business and to certain other legal proceedings. We expense legal costs incurred as period costs. See Note 13 for further discussion of legal proceedings.

ADVERTISING

Advertising costs are generally expensed as incurred and included in sales and marketing expense in the accompanying consolidated statements of income. Advertising expense totaled approximately $2.1 million, $1.8 million and $1.3 million for the years ended December 31, 2007, 2006 and 2005, respectively. Included in these amounts are advertising costs of approximately $1.3 million, $1.1 million and $0.9 million for the years ended December 31, 2007, 2006 and 2005, respectively, paid to various search engine partners. Advertising costs included in prepaid expenses and other current assets in our accompanying consolidated balance sheets as of December 31, 2007 and 2006 are insignificant.

TREASURY STOCK

Treasury stock is recorded at cost.

NET INCOME PER COMMON SHARE

We compute net income per common share in accordance with Statement of Financial Accounting Standards No. 128, *Earnings Per Share* ("SFAS 128"). Under the provisions of SFAS 128, basic net income per common share is computed by dividing the net income for the period by the weighted average number of common shares outstanding during the period. Diluted net income per common share is computed by dividing the net income for the period by the weighted average number of common shares and common share equivalents outstanding during the period. Common share equivalents, (composed of incremental common shares issuable upon the exercise of common stock options, warrants and restricted stock awards) are included in diluted net income per share to the extent these shares are dilutive, utilizing the treasury stock method. The treasury stock method utilizes the weighted average number of shares outstanding during each year and the assumed exercise of dilutive stock options, warrants and restricted stock, less the number of shares assumed to be purchased using the average market price of our common stock during the year. As of December 31, 2007, 2006 and 2005, options to purchase 55,993, 87,394 and 90,417 shares of common stock, respectively, were excluded from our calculation of dilutive securities as the exercise prices were above the market price for our common stock.

The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31.

	2007	2006	2005
Numerator for both basic and diluted earnings per share:			
Net income	$ 6,748,171	$ 3,181,510	$ 4,139,853
Denominator:			
Denominator for basic net income per common share--weighted average shares	28,621,171	28,432,185	27,039,057
Effect of dilutive securities:			
Outstanding employee stock options, warrants and restricted stock awards	5,082,387	5,196,145	7,794,464
Denominator for diluted net income per common share--adjusted weighted average shares and assumed conversion	33,703,558	33,628,330	34,833,521

STOCK-BASED COMPENSATION

Prior to January 1, 2006, we accounted for stock-based compensation issued to employees using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*. No stock-based employee compensation cost related to stock options was reflected in net income, as all options granted under stock-based compensation plans, had an exercise price equal to the market value of the underlying common stock on the grant date.

We adopted Statement of Financial Accounting Standards No. 123(revised), *Share-Based Payment* ("SFAS 123(R)"), using the modified prospective method on our required effective date of January 1, 2006. The modified prospective method requires measurement of compensation cost for all new stock awards and for all stock awards modified, repurchased, or cancelled after the effective date. Total future compensation cost is based upon a measurement of fair value on the date of grant and recognition of compensation expense over the requisite service period based on the straight-line attribution method, for awards expected to vest. In addition, any remaining compensation expense for the portion of stock awards issued prior to and that were outstanding on the effective date for which the requisite service had not been rendered is being recognized as the requisite service is rendered on or after the effective date. The fair value of these prior stock awards is based upon the grant-date fair value of these awards as previously calculated for our pro-forma disclosures under Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123"). We previously recognized forfeitures of any stock awards as they occurred. As required by SFAS 123(R), the recorded share-based compensation expense includes our estimate of future forfeitures, whether the share-based awards were issued prior or subsequent to the effective date.

CONSOLIDATION AND MINORITY INTEREST

On January 19, 2007, we became majority owner of a newly formed company, Healthcare Credit Solutions, LLC ("HCS"). In consideration for a 50.1% ownership interest, we contributed $750,000 in cash. In addition to the cash contribution, we also contributed a trademark license agreement that entitles HCS to use all of our registered and unregistered trademarks and service marks under certain conditions. The minority owner, HealthCo, LLC ("HealthCo"), contributed intellectual property in the form of non-competition agreements for a minority ownership interest of 49.9%. HealthCo is owned by three individuals, including Steve Wood, a HealthGrades Executive Vice President. Profit and loss distributions between us and HealthCo will be 42% and 58%, respectively. We maintain a controlling interest in HCS through our equity interest as well as the number of board seats we hold. The board of HCS is comprised of five members, three of which are appointed by us and two of which are appointed by HealthCo. In January 2007, we began to consolidate the accounts of HCS, record as minority interest the ownership interest of HealthCo, and eliminate all significant intercompany balances and transactions.

A valuation analysis of the trademark and non-competition agreements that were contributed to HCS was prepared; and, based on the analysis, the fair value of our contributed trademark license was determined to be $168,000. As the controlling majority owner, the value assigned to the trademark license is recorded at our carrying value, or $0, as the costs of internally developing intangible assets are expensed as incurred pursuant to the requirements of SFAS 142. The non-competition agreements contributed by HealthCo were assigned a value of $404,000 with an estimated five-year useful life. To determine the fair value of the non-competition agreements, the lost profits method of the income approach was utilized. The lost profits method reflects the value of an intangible asset based on the avoidance of a loss in revenue that would likely occur without the agreement. The non-competition agreements are included in intangible assets on our consolidated balance sheet.

Minority interest of approximately $328,000 for the year ended December 31, 2007, in the consolidated statements of income represents HealthCo's 58% share of the operating loss of HCS. Minority interest of approximately $248,000 in the consolidated balance sheets is presented between liabilities and equity, also referred to as the "mezzanine" presentation as mandated by the Securities and Exchange Commission. This balance represents HealthCo's capital at December 31, 2007, adjusted for its minority interest on the consolidated statement of income, and an initial capital reallocation of approximately $172,000 between us and HealthCo pursuant to Staff Accounting Bulletin No. 51, "*Accounting for Sales of Stock by a Subsidiary*" ("SAB 51"). SAB 51 allows the difference between the carrying amount of our investment in HCS and the underlying net book value of HCS to be reflected as a capital transaction.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement No. 157 ("SFAS 157"), *Fair Value Measurement*. This new standard provides guidance for using fair value to measure assets and liabilities. The FASB believes the standard also responds to investors' requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value and the effect of fair value measurements on earnings. The provisions of SFAS 157 are to be applied prospectively as of the beginning of the fiscal year in which SFAS 157 is initially applied. Only under certain circumstances is SFAS 157 to be applied retrospectively, in which case a cumulative-effect adjustment to the opening balance of retained earnings is required for the difference between the carrying amounts and the fair values of those financial instruments at the date SFA 157 is initially applied. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value to any new circumstances. The provisions of SFAS 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We do not expect the application of SFAS 157 will have a material impact on our financial position or results of operations.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement 115* ("SFAS 159"). SFAS 159 allows entities to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis under the fair value option. SFAS 159 became effective for us on January 1, 2008. The effect of adoption is required to be accounted for as a cumulative effect adjustment recorded to the beginning balance of retained earnings. We do not expect the application of SFAS 159 will have a material impact on our financial position, cash flows or results of operations.

In May 2007, the FASB issued FASB Staff Position ("FSP") FIN 48-1, *Definition of Settlement in FASB Interpretation No.* 48 ("FSP FIN 48-1"). This FSP amends FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), to provide guidance on how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. The FASB clarifies in this FSP that a tax position could be effectively settled upon examination by a taxing authority. Assessing whether a tax position is effectively settled is a matter of judgment because examinations occur in a variety of ways. In determining whether a tax position is effectively settled, companies should make the assessment on a position-by-position basis, but a company could conclude that all positions in a particular tax year are effectively settled. The guidance in this FSP should be applied by companies upon the initial adoption of FIN 48. We adopted FIN 48 effective January 1, 2007. The application of FSP FIN 48-1 did not have a material impact on our financial position or results of operations.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), *Business Combinations* ("SFAS 141(R)"). SFAS 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. This statement is effective for us beginning January 1, 2009. We do not expect the application of SFAS 141(R) will have a material impact on our financial position, cash flows or results of operations.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, *Noncontrolling Interests in Consolidated Financial Statements – an amendment of Accounting Research Bulletin No. 51* ("SFAS 160"). SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interest of the parent and the interests of the noncontrolling owners. This statement is effective for us beginning January 1, 2009. We are currently evaluating the potential impact of the adoption of SFAS 160 on our consolidated financial position, results of operations or cash flows.

There were no other new accounting pronouncements issued during the year ended December 31, 2007 that had a material impact or are anticipated to have a material impact on our financial position, operating results or disclosures.

3. ACCOUNTS RECEIVABLE AND RATINGS AND ADVISORY SERVICES REVENUE

Accounts receivable consisted of the following for the years ended December 31:

	2007	2006
Trade accounts receivable	$ 6,954,548	$ 8,914,916
Less: allowance for doubtful accounts	19,207	19,207
	$ 6,935,341	$ 8,895,709

For the years ended December 31, 2007, 2006 and 2005, we derived the majority of our revenue from our ratings and advisory services. Furthermore, our marketing program services accounted for 66%, 61% and 59% of total ratings and advisory revenue for the years ended December 31, 2007, 2006 and 2005, respectively. During 2007, 2006 and 2005, no individual customer accounted for more the 10% of our revenues. Receivables from Tenet HealthSystem Medical, Inc. were approximately $1.0 million at December 31, 2006. No other single customer accounted for more than 10% of receivables at December 31, 2007 or 2006.

4. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following for the years ended December 31:

	2007	2006
Furniture and fixtures	$ 407,222	$ 329,312
Computer equipment and software	3,763,997	3,248,301
Leasehold improvements and other	436,723	397,896
	4,607,942	3,975,509
Accumulated depreciation and amortization	(2,966,486)	(2,209,548)
Net property and equipment	$ 1,641,456	$ 1,765,961

For the years ended December 31, 2007, 2006, and 2005, depreciation and amortization expense related to property and equipment was approximately $907,000, $636,000, and $336,000 respectively.

5. INTERNALLY DEVELOPED SOFTWARE

In accordance with SOP 98-1, we capitalize certain costs associated with the implementation of software developed for internal use and costs incurred during the application development stage (such as software configuration and interfaces, coding, installation to hardware and testing) for certain applications we build. Costs capitalized consist of employee salaries and benefits, consulting fees and other costs allocated to the implementation project. We capitalize application development costs until the projects are substantially complete and ready for their intended use (after all substantial testing is completed). We capitalized approximately $106,000 and $300,000 of software development costs incurred during 2007 and 2006, respectively, related to certain applications developed for internal use. As the applications became ready for their intended use and were placed into service, we began to amortize the costs over their useful life, which we expect to be three years. Amortization expense related to internally developed software for the years ended December 31, 2007, 2006 and 2005 was approximately $262,000, $100,000 and $0, respectively, and is included in the depreciation and amortization expense disclosed in Note 4.

6. GOODWILL

As a result of the adoption of SFAS 142, we discontinued the amortization of goodwill effective January 1, 2002. SFAS 142 describes various potential methodologies for determining fair value, including market capitalization (if a public company has one reporting unit), discounted cash flow analysis (present value technique) and techniques based on multiples of earnings, revenue, earnings before income tax, depreciation and amortization, and/or other financial measures. SFAS 142 also states that if a valuation technique is used that considers multiple sources of information, such as an average of the quoted market prices of the reporting unit over a specific time period and the results of a present value technique, the company should apply that technique consistently period to period (i.e., in the required annual impairment analysis in subsequent years).

Because we consist of only one reporting unit, and are publicly traded, we began our fair value analysis with an evaluation of our market capitalization. We applied a market capitalization approach by multiplying the number of actual shares outstanding by an average market price.

Because our shares are thinly traded, management believes that any analysis of our fair value should include valuation techniques in addition to overall market capitalization. We contemplated utilizing cost, market or income approaches. However, utilization of cost or market approaches was not feasible, particularly because we do not fall into an easily identifiable "peer group" of companies from which to compare valuations in the form of price/earnings ratios, sales of similar companies, etc. Therefore, management determined to utilize an approach using the present value of expected future cash flows as an additional valuation technique. Due to the inherent uncertainty involved in projecting cash flows, in particular for a growth company, management developed a range of possible cash flows and derived a probability-weighted average of the range of possible amounts to determine the expected cash flow.

After deriving the market capitalization and expected cash flow valuations as described above, we then applied an equal weighting to each model to derive our overall fair value estimate of HealthGrades. As required under SFAS 142, we performed our annual test for impairment of our goodwill during the fourth quarters of 2005, 2006 and 2007. These tests resulted in no impairment to our goodwill balance.

We will continue to perform the annual impairment test as of December 31 for subsequent years, or sooner, if indicators of impairment arise at an interim date. Any impairment identified during the annual impairment tests will be recorded as an operating expense in our statements of income.

We expect to continue to utilize the combined market capitalization and expected cash flow approach described above to perform our annual impairment analysis and interim tests if necessary.

7. INTANGIBLE ASSETS

The components of intangible assets as of December 31 are as follows:

	2007			2006		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
Intangible assets with finite lives:						
Survey builder and tools	$ 212,230	$ 182,212	$ 30,018	$ 235,230	$ 120,229	$ 115,001
Non-competition agreements	404,000	76,890	327,110	--	--	--
Total	$ 616,230	$ 259,102	$ 357,128	$ 235,230	$ 120,229	$ 115,001

For the years ended December 31, 2007, 2006 and 2005 amortization expense of intangible assets was approximately $139,000 $63,000 and $58,000, respectively. The survey builder and tools is being amortized over its remaining estimated useful life of less than one year and the non-competition agreements are being amortized over their remaining estimated useful lives of approximately four years. Expected amortization expense related to these assets for the next five years are as follows:

2008	$110,818
2009	80,800
2010	80,800
2011	80,800
2012	3,910

8. DEFERRED RENT

As of December 31, 2007 and 2006, we had approximately $298,000 and $343,000, respectively, recorded as deferred rent in our accompanying balance sheet. Deferred rent relates principally to cash payments we received from the landlord of our office facility as reimbursement for tenant improvements we made. In addition, deferred rent includes approximately one and a half months of construction period rent from the period beginning on the date upon which we accepted delivery of the premises and ending when we actually moved into the facility. Deferred rent will be amortized as a reduction to rent expense over the term of our lease.

9. LETTER OF CREDIT

In connection with a lease we executed in December 2004 for our headquarters in Golden, Colorado, we executed a $500,000 standby letter of credit with Silicon Valley Bank in January 2005 to secure our obligations under the lease. The amount of the standby letter of credit, as required by the lease, will be automatically decreased to the new aggregate amount on the effective dates listed below, provided that the available amount exceeds the aggregate amounts listed below.

Effective Date	New Aggregate Amount
February 15, 2008	$170,000
February 15, 2009	$45,000

As of December 31, 2007, the available amount of the standby letter of credit was $335,000. The amount drawn under the standby letter of credit is $0 and is secured by the cash and cash equivalents we maintain with Silicon Valley Bank.

10. COMMON STOCK

Stock Repurchase Program

On June 22, 2006, our Board of Directors authorized the repurchase of up to 3,000,000 shares of our common stock under a stock repurchase program that does not have an expiration date and may be limited or terminated at any time without prior notice. Under the repurchase program, purchases may be made from time to time at prevailing prices, subject to certain restrictions on volume, pricing and timing. During the year ended December 31, 2007, we repurchased 1,057,479 shares recorded as treasury stock, at an average purchase price of $5.24, for an aggregate cost of $5,588,486, which includes commissions and fees of $43,752. Since the inception of the repurchase program through December 31, 2007, we have repurchased 1,815,999 shares recorded as treasury stock at an average purchase price of $4.84, for an aggregate cost of $8,865,562, which includes commissions and fees of $74,041.

Equity Compensation Plan

On October 15, 1996, our Board of Directors approved the 1996 Equity Compensation Plan (the "Equity Plan"), which, as amended in 2002, provides for the grant of options to purchase up to 13,000,000 shares of our common stock. Our stockholders approved the Equity Plan and each increase in shares authorized for issuance. The Equity Plan was set to terminate no later than October 14, 2006 and has been amended and restated as further described below. Both incentive stock options and non-qualified stock options were issued under the provisions of the Equity Plan.

Effective July 24, 2006, our stockholders approved an amendment and restatement of the Equity Plan. The Equity Plan was renamed the Health Grades, Inc. 2006 Equity Compensation Plan (the "2006 Plan"). The 2006 Plan reflects amendments that, among other things, extend the term of the Equity Plan to July 23, 2016 and provide for the grants of awards of shares of our common stock, "phantom" shares of common stock, stock appreciation rights and other stock-based awards. The maximum number of shares that may be issued under the 2006 Plan is 13,000,000 shares. This maximum number of authorized shares includes shares to be issued pursuant to the outstanding grants under the Equity Plan, but does not include shares previously issued pursuant to grants under the Equity Plan. Our employees, members of the Board of Directors and certain consultants and advisors are eligible to participate in the 2006 Plan. Our Board of Directors or a committee of the Board of Directors authorizes the grants and vesting of awards under the 2006 Plan. During the year ended December 31, 2007, the amount of cash received from the exercise of stock options was $569,625 and the total direct tax benefit realized, including the excess tax benefit, from stock-based award activity was $1,003,488. As of December 31, 2007, there were 4,434,554 shares available for future granting under the 2006 Plan.

Historically, we have granted incentive stock options to our employees and non-qualified stock options to our directors and consultants. Such options have a maximum contractual life of ten years. Under the 2006 Plan, we have issued restricted stock awards ("RSAs") to employees, directors and consultants. RSA grants with service based vesting typically vest over a two or four year period. We have also granted RSAs to our executive officers with certain performance based vesting. We may grant different equity awards with different vesting terms in the future.

We estimate the fair value of stock option awards using the Black-Scholes valuation model. Such value is recognized as expense over the requisite service period, net of estimated forfeitures, using the straight-line attribution method. The estimate of awards that will ultimately vest requires significant judgment, and to the extent actual results or updated estimates of forfeitures differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. Actual results, and future changes in estimates, may differ substantially from our current estimates.

We determine the value of RSAs based on the market value of our common stock on the date of the award. We recognize the related compensation expense over the requisite service period, net of estimated forfeitures, using the straight-line attribution method. RSAs with performance based vesting are not expensed until the performance metrics are deemed probable. As mentioned above, actual results, and future changes in estimates, may differ substantially from our current estimates. Grantees of RSAs are entitled to receive any cash dividends and may vote their shares, but may not sell or transfer shares prior to vesting. As such, we record these shares as outstanding when the awards are granted.

Prior to our adoption of SFAS 123(R), we presented the benefits of tax deductions in excess of recognized compensation costs ("Excess Tax Benefits") as cash flows from operations. SFAS 123(R) generally requires that Excess Tax Benefits be reported as cash flow from financing activities rather than as cash flow from operations. Additionally, SFAS 123(R) specifies that Excess Tax Benefits may not be recognized as an increase to additional paid-in capital until the corresponding tax deduction actually reduces taxes payable. We will follow the actual ordering of deductions in tax returns in applying this provision and will only recognize Excess Tax Benefits to the extent that they actually reduce taxes payable.

On March 29, 2005, the SEC published Staff Accounting Bulletin No. 107, *Share-Based Payment* ("SAB 107"). SAB 107 requires stock-based compensation to be classified in the same expense line items as cash compensation. We have classified stock-based compensation during the year ended December 31, 2007 and 2006 within the same expense line items as cash compensation paid to employees.

On November 10, 2005, the FASB issued FASB Staff Position No. FAS 123(R)-3, *Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards* ("FSP FAS 123(R)-3"), which provides an elective transition method for calculating the initial pool of excess tax benefits available to absorb tax deficiencies recognized subsequent to the adoption of SFAS 123(R). Companies were allowed to take up to one year from the effective date of FSP FAS 123 (R)-3 to evaluate the available transition alternatives, provided they have no tax deficiencies under SFAS 123(R), and make a one-time election as to which method to adopt. We have elected to adopt the elective alternative transition method, as allowed under FSP FAS 123(R)-3.

Stock-Based Compensation Expense

The impact on our results of operations of recording stock-based compensation expense for the years ended December 31 are as follows:

	2007	2006	2005[1]
Cost of ratings and advisory revenue	$ 101,426	$ 98,568	$ --
Sales and marketing	417,802	311,563	24,311
Product development	158,391	159,398	--
General and administrative	284,096	171,288	--
Total stock-based compensation expense	$ 961,715	$ 740,817	$ 24,311
Related tax benefit	$ 237,184	$ 49,626	$ 9,241

[1] Amount of stock-based compensation recognized in 2005 was recorded pursuant to SFAS 123 as compensation to a consultant.

Equity Plan

Valuation Assumptions for Stock Options

The fair value of stock options granted during the years ended December 31 was estimated using the Black-Scholes option-pricing model with the following assumptions:

	2007	2006	2005
Dividend yield	N/A	0%	0%
Expected volatility	N/A	111%	111-158%
Risk-free interest rate	N/A	4.84%	3.67-3.96%
Expected life	N/A	3-5 years	3 years

The expected volatility is based upon our historical stock price over the expected life of the options. The risk-free interest rate assumption is based upon the U.S. Treasury securities in effect at the time of grant for periods corresponding with the expected life of the option. The expected life of employee stock options represents the weighted-average period the stock options are expected to remain outstanding.

A summary of stock option activity for the year ended December 31, 2007 is as follows:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2006	6,649,543	$ 0.56		
Granted	--	--		
Exercised	(704,184)	0.81		
Forfeited	(36,616)	4.41		
Expired	(35,471)	9.91		
Outstanding at December 31, 2007	5,873,272	$ 0.45	3.83	$ 32,308,958
Vested or expected to vest at December 31, 2007	5,871,489	$ 0.45	3.83	$ 32,306,049
Exercisable at December 31, 2007	5,813,842	$ 0.41	3.79	$ 32,212,003

The aggregate intrinsic value in the table above represents the difference between the closing price of our common stock on the last trading day of 2007 and the exercise price, multiplied by the number of shares that would have been received by the option holders had all option holders exercised their options on December 31, 2007.

During the years ended December 31, 2007, 2006 and 2005, all stock option awards were granted at exercise prices equal to the fair market value of the shares of common stock on the grant date.

As of December 31, 2007, $241,336 of total unrecognized compensation cost related to stock options granted to employees and directors is expected to be recognized over a weighted-average period of less than one year.

A summary of our stock option activity and related information for the years ended December 31 is as follows:

	2007			2006			2005		
	OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE		OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE		OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE	
Outstanding at beginning of year	6,649,543	$	0.56	7,975,186	$	0.61	9,778,384	$	0.41
Granted	--	$	--	23,000	$	6.40	490,500	$	3.65
Exercised	(704,184)	$	0.81	(1,100,578)	$	0.39	(2,078,020)	$	0.30
Forfeited	(36,616)	$	4.41	(234,999)	$	3.15	(215,678)	$	1.69
Expired	(35,471)	$	9.91	(13,066)	$	5.81	--	$	--
Outstanding at end of year	5,873,272	$	0.45	6,649,543	$	0.56	7,975,186	$	0.61
Exercisable at end of year	5,813,842	$	0.41	6,317,633	$	0.45	6,755,757	$	0.38

	2007	2006	2005
Weighted-average fair value of options granted during the year:	N/A	$ 4.84	$ 2.89
Intrinsic value of options exercised during the year:	$ 3,376,505	$ 4,693,045	$ 7,662,096
Fair value of options vested during the year:	$ 408,213	$ 635,779	$ 326,927

Exercise prices for options outstanding and the weighted-average remaining contractual lives of those options at December 31, 2007 are as follows:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
RANGE OF EXERCISE PRICES	NUMBER OUTSTANDING	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE (YEARS)	WEIGHTED-AVERAGE EXERCISE PRICE	NUMBER EXERCISABLE	WEIGHTED-AVERAGE EXERCISE PRICE
$0.06-$0.17	3,784,835	4.10	$ 0.10	3,784,835	$ 0.10
$0.30-$0.48	242,083	4.98	0.32	242,083	0.32
$0.56-$0.63	1,090,067	1.83	0.58	1,090,067	0.58
$0.75-$0.88	213,028	3.00	0.81	213,028	0.81
$1.01-$1.82	280,592	6.06	1.31	280,592	1.31
$2.25-$2.94	100,667	5.43	2.86	94,667	2.86
$3.00-$3.98	56,333	6.73	3.49	45,163	3.52
$4.10-$4.70	71,334	7.69	4.50	36,575	4.47
$5.36-$5.94	8,000	8.01	5.80	3,166	5.73
$6.10-$6.75	26,333	1.83	6.65	23,666	6.71
$0.06-$6.75	5,873,272	3.83	$ 0.45	5,813,842	$ 0.41

2006 Plan

A summary of RSA activity for the year ended December 31, 2007 is as follows:

	Number of RSAs	Weighted Average Grant-Date Fair Value Per Share	Aggregate Intrinsic Value
Nonvested at December 31, 2006	1,075,332	$ 4.40	
Granted	329,250	6.33	
Vested	(43,340)	4.42	
Forfeited	(29,276)	5.39	
Nonvested at December 31, 2007	1,331,966	$ 4.85	$ 7,925,198
Expected to Vest at December 31, 2007	442,967	$ 5.62	$ 2,635,654

	2007	2006	2005
Intrinsic value of RSAs vested during the year:	$ 257,873	N/A	N/A
Fair value of shares vested during the year:	$ 191,736	N/A	N/A

As of December 31, 2007, we had $5,868,492 of total unrecognized compensation cost related to nonvested RSAs granted under the 2006 Plan. Of this total, $3,663,195 relates to RSAs whose vesting is contingent upon meeting various performance goals, including annual revenue, operating income and operating margin targets. No compensation expense has been recognized or will be recognized until achievement of these performance measures is considered probable. The remaining unrecognized compensation cost of $2,205,297 associated with nonvested RSAs, which vest solely on fulfilling a service condition, is expected to be recognized over a weighted-average period of four years. With respect to the RSAs, $492,631 was recognized as compensation cost for the year ended December 31, 2007.

For the year ended December 31, 2007, we repurchased 4,071 shares of vested RSAs to cover related employment taxes for a total cost of $24,081. We also recorded as treasury stock 40,776 shares of forfeited, unvested RSAs at no cost for the year ended December 31, 2007.

Pro Forma Information for Period Prior to SFAS 123(R) Adoption

If we had elected to adopt SFAS 123(R) utilizing the modified retrospective method, net income and basic and diluted net income per share for the year ended December 31, 2005 would have been changed to the pro forma amounts indicated below:

	Year Ended December 31, 2005
Net income, as reported	$ 4,139,853
Add: Stock-based employee compensation expense included in reported net income under APB No. 25	--
Deduct: Stock-based compensation expense determined using a fair value based method for all awards, net of related tax effects	(545,054)
Pro forma net income	$ 3,594,799
Basic net income per share:	
As reported	$ 0.15
Pro forma	$ 0.13
Diluted net income per share:	
As reported	$ 0.12
Pro forma	$ 0.10

11. OPERATING LEASES

We are obligated under operating leases for our office space and certain office equipment. The lease term for our office space to our Golden, Colorado headquarters expires in May 2011.

Future minimum payments under the operating leases with terms in excess of one year are summarized as follows for the years ending December 31:

2008	$ 659,229
2009	650,856
2010	569,651
2011	234,841
Thereafter	--
Total	$ 2,114,577

Rent expense for the years ended December 31, 2007, 2006 and 2005 under all operating leases was approximately $546,000, $451,000 and $400,000, respectively.

12. INCOME TAXES

We are a corporation subject to federal and certain state and local income taxes. The provision for income taxes is made pursuant to the liability method as prescribed in Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* ("SFAS 109"). This method requires recognition of deferred income taxes based on temporary differences between the financial reporting and income tax bases of assets and liabilities, using currently enacted income tax rates and regulations related to the years such temporary differences become deductible and payable.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred tax assets and liabilities at December 31, 2007 and 2006 are as follows:

	2007	2006
Deferred tax assets:		
Deferred rent	$ 113,189	$ 121,910
Accrued liabilities	102,987	67,629
Stock-based compensation expense	221,423	57,160
Intangible assets, net	60,600	34,265
Allowance for doubtful accounts	7,299	7,299
Capitalized start-up costs	90,123	--
Other	12,812	6,579
Net operating loss carryforwards	279,543	299,510
	887,976	594,352
Valuation allowance for deferred tax assets	--	--
Gross deferred tax asset	887,976	594,352
Deferred tax liabilities:		
Prepaid expenses	244,167	158,087
Property and equipment, net	68,090	99,116
Gross deferred tax liability	312,257	257,203
Net deferred tax asset	$ 575,719	$ 337,149

During the year ended December 31, 2005, the valuation allowance for deferred tax assets was reduced by $1,500,550. The valuation allowance at December 31, 2004 resulted from uncertainty regarding our ability to realize the benefits of the related deferred tax assets. In accordance with SFAS 109, we assessed the continuing need for the valuation allowance and concluded that once we had achieved at least six quarters of net income before tax and cumulative net income before tax during the most recent 12 quarters, we could reverse the valuation allowance. During the second quarter of 2005, we met these criteria and determined that the valuation allowance was no longer required.

The income tax (benefit) expense for the years ended December 31, 2007, 2006 and 2005 is summarized as follows:

	2007	2006	2005
Current:			
Federal	$ 3,846,923	$ 1,346,815	$ 1,029,882
State	499,296	202,784	90,417
	4,346,219	1,549,599	1,120,299
Deferred:			
Federal	(209,424)	682,289	(978,360)
State	(29,146)	92,524	(133,602)
	(238,570)	774,813	(1,111,962)
Total income tax expense	$ 4,107,649	$ 2,324,412	$ 8,337

The total income tax expense differs from amounts currently payable because certain revenues and expenses are reported in the statements of income in periods that differ from those in which they are subject to taxation. The principal differences relate to different methods of calculating depreciation and deferred rent for financial statement and income tax purposes, currently non-deductible book compensation expense items, currently non-deductible book accruals and reserves and currently deductible book prepaid amounts.

The current income tax expense summarized above for the years ended December 31, 2007, 2006 and 2005 does not include a tax benefit of $898,597, $1,446,567 and $1,155,187, respectively, related to certain employee stock option transactions. In accordance with SFAS 109, this excess tax benefit has been recorded as an increase to stockholder's equity in the accompanying balance sheet. Pursuant to the treatment required by SFAS 123(R), such excess tax benefits are reported as financing cash inflows. Prior to our adoption of SFAS 123(R), such excess tax benefits were included in operating cash flows.

A reconciliation between the statutory federal income tax rate of 34% and our 37.8%, 42.2% and 0.2% effective tax rates for the years ended December 31, 2007, 2006 and 2005, respectively, is as follows:

	2007	2006	2005
Federal statutory income tax rate	34.0%	34.0%	34.0%
State income taxes, net of federal benefit	2.8	3.5	4.3
Non-deductible expenses	0.8[(1)]	3.8[(1)]	0.4
Miscellaneous	0.2	0.9	(2.3)
Deferred tax asset valuation allowance	--	--	(36.2)
Effective income tax rate	37.8%	42.2%	0.2%

[(1)] Includes compensation cost related to incentive stock options.

We have approximately $736,000 in net operating loss carryforwards which may be used to offset future taxable income. These loss carryforwards expire from 2019 through 2021. Certain changes in our stock ownership during 2001 resulted in an ownership change pursuant to the tax laws and, due to this change, all of our net operating loss carryforwards are subject to restrictions on the timing of their use.

On January 1, 2007, we adopted the provisions of FIN 48. Under FIN 48, tax benefits are recognized only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than fifty percent likely to be realized upon ultimate settlement. Unrecognized tax benefits are tax benefits claimed in tax returns that do not meet these recognition and measurement standards.

Upon adoption, and as of December 31, 2007, we had no unrecognized tax benefits. We are subject to income taxes in the U.S. federal, various state and local jurisdictions. Tax consequences within each jurisdiction are subject to the applicable tax laws and regulations of the specific jurisdiction and often require significant judgment to apply. With few exceptions, we are no longer subject to U.S. federal, state or local income tax examinations by tax authorities for any years before 2002. Our policy is to classify any interest incurred on tax deficiencies as interest expense and income tax penalties as part of income tax expense. The adoption of FIN 48 did not have a material impact on our consolidated financial statements.

13. LEGAL PROCEEDINGS

Agreement with Hewitt Associates LLC

Effective June 30, 2005, we entered into a Development and Services Agreement that was amended in September 2005 (collectively, the "Hewitt Agreement"), with Hewitt Associates LLC ("Hewitt"). Under the Hewitt Agreement, we were to develop and host applications that would enable Hewitt's clients to make available to their employees and other participants enhanced HealthGrades healthcare quality information as well as other information regarding providers in a particular health plan's network. Such information was to include our hospital and physician quality information along with health plan supplied data.

Under the Hewitt Agreement, during an initial evaluation period that ended on December 31, 2005, we provided pilot services to one Hewitt client. The Hewitt Agreement provided that, at the end of the evaluation period, Hewitt would determine whether we were successful in providing the pilot services. In addition, during the evaluation period, Hewitt would evaluate our capacity to collect, process, integrate, deploy, maintain and update provider-specific data received from health plans that will enable a Hewitt client participant to determine the identity of providers in a health plan's network ("Network Tag Services"). If Hewitt determined that the pilot services were not successful or otherwise did not warrant continuation of the Hewitt Agreement, or if Hewitt determined that we were not suitable to provide the Network Tag Services on an ongoing basis, Hewitt could terminate the Hewitt Agreement. The Hewitt Agreement provided that notice of such termination must be sent to us no later than December 31, 2005. For the year ended December 31, 2005, $400,000 was included in our ratings and advisory revenue in the statement of income with respect to fees related to the initial pilot services. No revenue was recorded under the Hewitt Agreement for the year ended December 31, 2006.

Under the Hewitt Agreement, if Hewitt's evaluations were favorable, Hewitt would pay to us a fee based upon the total number of Hewitt clients' participants with access to our websites, and the type of services to which the participants had access, in accordance with a fee schedule attached to the Hewitt Agreement, subject to minimum payments of $3,000,000 per annum in 2007, 2008 and 2009.

On March 28, 2006, we filed a Demand for Arbitration before the American Arbitration Association ("AAA") against Hewitt regarding the Hewitt Agreement. In the Demand for Arbitration, we claimed, among other things, that Hewitt willfully repudiated and breached the terms of the Hewitt Agreement by falsely contending that it had the right to terminate the Hewitt Agreement based on our performance of the pilot services and the Network Tag Services, by refusing to continue to perform under the Hewitt Agreement, and by falsely contending that we had materially breached the Hewitt Agreement when Hewitt had precluded us from providing services under the Hewitt Agreement and our performance had at all times been commendable. We sought $21 million in damages, plus costs.

On April 17, 2006, Hewitt filed a Response to our Demand for Arbitration, generally denying our allegations and requesting that the arbitration panel dismiss our claim in its entirety and award Hewitt arbitration fees and any attorney fees or other costs incurred. As required by the Hewitt Agreement, a panel of three arbitrators would hear the matter. The arbitration panel was selected and received evidence for six days in February 2007.

On May 1, 2007, the panel of arbitrators in the Hewitt arbitration entered an award with respect to our claims against Hewitt. The panel found that the Hewitt Agreement was a valid and enforceable contract. The panel also found that the letter Hewitt sent to us on December 31, 2005 did not terminate the Hewitt Agreement and that Hewitt breached the agreement. The arbitration panel awarded us approximately $3.4 million, which we recorded as other revenue in the consolidated statements of income for the year ended December 31, 2007. The panel's award was based upon the three-year minimum annual revenue guarantee to us under the Hewitt Agreement. This guarantee was $3.0 million annually for 2007, 2008 and 2009. The panel reduced this amount by its estimate of expected costs of generating these revenues. After deriving a net revenue amount, the panel performed a present value calculation of the net revenue amount utilizing a discount rate of 15%. Finally, the panel added interest of approximately $208,000, which we recorded as interest income.

In addition, the panel concluded that we were the "prevailing party" pursuant to the Hewitt Agreement. As such, the panel ruled that we are entitled to an award of our reasonable attorneys' fees and costs. The parties stipulated that our recoverable attorneys' fees and costs were approximately $929,000, which we recorded as a reduction to our general and administrative expenses for the year ended December 31, 2007. On June 6, 2007, Hewitt satisfied the total award by payment to us of approximately $4.5 million.

Indemnification of our Chief Executive Officer and Derivative Complaint

For the year ended December 31, 2007, we provided indemnification to our Chief Executive Officer, Kerry R. Hicks, for legal fees totaling approximately $636,000. The legal proceedings arose from loans that Mr. Hicks and three other executive officers provided to us in December 1999 in the amount of $3,350,000 (including $2,000,000 individually loaned by Mr. Hicks). These loans enabled us to purchase in December 1999 a minority interest in an internet healthcare rating business that has become our current healthcare provider rating and advisory services business. This purchase was critical to our business because we had agreed with the minority interest holder that if we failed to purchase the holder's interest by December 31, 1999, we would relinquish control and majority ownership to the holder. In March 2000, the executive officers converted our obligations to them (including the $2,000,000 owed to Mr. Hicks) into our equity securities in order to induce several private investors to invest an aggregate of $14,800,000 in our equity securities.

The executive officers personally borrowed money from our principal lending bank in order to fund the December 1999 loans to us. In early 2001, the bank claimed that Mr. Hicks was obligated to pay amounts owed to the bank by a former executive officer who was unable to fully repay his loan; Mr. Hicks denied this obligation. In October 2002, the bank sold the note to an affiliate of a collection agency (the collection agency and the affiliate are collectively referred to as "the collection agency"). Although the bank informed the collection agency in July 2003 of the bank's conclusion that Mr. Hicks was not obligated under the former executive's promissory note issued to the bank, the collection agency commenced litigation in September 2003 in federal court in Tennessee to collect the remaining balance of approximately $350,000 on the note and named Mr. Hicks as a defendant. On motion by Mr. Hicks, the court action was stayed, and Mr. Hicks commenced an arbitration proceeding against the collection agency in October 2003, seeking an order that he had no liability under the note and asserting claims for damages. The bank was added as a party in March 2004.

The bank repurchased the note from the collection agency in December 2003 and resold the note to another third party in February 2004, so that Mr. Hicks' obligation to repay the note was no longer at issue. The remaining claims included, among others, claims by the bank against Mr. Hicks for costs and expenses of collection of the loan, claims by the collection agency against Mr. Hicks for abuse of process and tortious interference with the relationship between the bank and the collection agency and claims by Mr. Hicks against the bank for breach of fiduciary duty and fraud, and against the collection agency for abuse of process and defamation. Mr. Hicks also commenced litigation in Colorado state court against the other parties, as well as two individuals affiliated with the collection agency (together with the collection agency, the "collection agency parties"), based on similar claims. That case was removed to federal court by the defendants. Mr. Hicks later filed an amended complaint against the collection agency parties in federal district court for abuse of process, defamation and intentional infliction of emotional distress. The federal district court determined that Mr. Hicks' claims should be submitted to the arbitration proceeding, but in January 2005, the arbitrator stayed Mr. Hicks' federal court claims and the collection agency's claims against Mr. Hicks for abuse of process and tortious interference until the other pending claims were considered. An arbitration hearing was held in February 2005 on the other claims submitted by the parties.

In April 2005, the arbitrator ruled that the collection agency was liable to Mr. Hicks in the amount of $400,000 for emotional distress and other maladies as well as attorneys' fees in the amount of $15,587 with interest as a result of the collection agency's abuse of process in initiating the action in federal court in Tennessee. The arbitrator determined that the bank had no liability.

The collection agency sought reconsideration of the ruling by the arbitrator, who denied the request. Mr. Hicks filed a motion with the federal district court to confirm the arbitration award, and the court confirmed the award in October 2005. The collection agency appealed the federal district court's confirmation of the arbitration award entered in favor of Mr. Hicks. In February 2007, the 10th Circuit Court of Appeals affirmed the district court's confirmation of the April 2005 award entered in favor of Mr. Hicks. This award has not been paid to Mr. Hicks.

The hearing on the remaining matters in the arbitration was held in February and March 2006. The arbitrator who heard these claims died unexpectedly a few days after the arbitration hearing concluded. A new arbitrator was appointed, and the remaining matters were again heard by the new arbitrator in October 2006. Final briefings on the remaining matters in the arbitration were concluded in April 2007. On May 14, 2007, the arbitrator entered an award in favor of Mr. Hicks in connection with his claims of defamation and outrageous conduct. For these claims, the arbitrator awarded Mr. Hicks compensatory damages from the collection agency parties totaling $950,000. The arbitrator also awarded Mr. Hicks punitive damages totaling $950,000 against Daniel C. Cadle, Buckeye Retirement Co., LLC, Ltd and The Cadle Company and $10,000 against William Shaulis, Buckeye Retirement Co., LLC, Ltd. and The Cadle Company. Additionally, the arbitrator awarded Mr. Hicks prejudgment interest in the approximate amount of $300,000. With respect to the collection agency parties' claims against Mr. Hicks, the arbitrator ruled in favor of Mr. Hicks. The arbitrator ruled against Mr. Hicks with respect to his abuse of process claim. This award has not been paid to Mr. Hicks. The award entered on May 14, 2007, if not promptly paid, will be subject to confirmation by the U.S. District Court.

On June 22, 2007, Mr. Hicks filed his motion to confirm the arbitration award. The collection agency parties have filed their opposition and filed a motion to vacate the award. Briefing on the motions is complete. We do not know whether the collection agency parties will appeal or otherwise contest the awards, what other actions the collection agency parties may take, when Mr. Hicks will be paid the awards, or when we may receive reimbursement for any or all of the indemnification expenses we have incurred and continue to incur in these matters.

On July 20, 2007, Mr. Hicks filed a motion for leave to file a second amended complaint and to refer claims to arbitration in which he alleged that certain of the collection agency parties, after the October 2006 arbitration hearing, continued to engage in conduct substantially similar to that upon which the arbitrator entered his compensatory and punitive damages order on May 14, 2007. The collection agency parties opposed the relief sought by Mr. Hicks. Those claims have been referred to arbitration.

On October 17, 2007, the Court granted Mr. Hicks' motion for leave to file a second amended complaint. A supplemental complaint asserting claims for defamation and outrageous conduct against certain of the collection agency parties was filed on October 29, 2007, in accordance with the court's order.

Our Board of Directors initially agreed to indemnify Mr. Hicks in December 2004. The determination to indemnify Mr. Hicks was based on, among other things, the fact that the dispute related to Mr. Hicks' efforts and personal financial commitment to provide funds to us in December 1999, without which we likely would not have remained viable. Mr. Hicks has advised us that he intends to reimburse us for all indemnification expenses we have incurred and continue to incur, from the proceeds of any final awards paid to him, net of any income taxes payable by him resulting from the awards.

By a letter to our Board of Directors dated February 13, 2006, Daniel C. Cadle, one of the collection agency parties, made allegations directed at us, Mr. Hicks and the attorneys representing Mr. Hicks in the arbitration and the late arbitrator. The principal allegations appear to be that we, Mr. Hicks, and the attorneys conspired to enter into an illegal arrangement with an account officer of the bank whose loan was the initial subject of the arbitration, without the bank's knowledge, that enabled us to indirectly obtain funds from the bank and, in conspiracy with the late arbitrator, prevented the collection agency parties from reporting the alleged conduct to government authorities. Mr. Cadle threatened suit if he was not paid $10.3 million. We believe these allegations are absurd and completely without merit. To our knowledge, neither Mr. Cadle, nor any of the other collection agency parties, has sought to assert any such "claims" against us in the arbitration. We will vigorously contest any such litigation that may be brought against us by the collection agency parties.

In addition, in September and October 2006, our Board of Directors and our counsel received communications from counsel to Daniel C. Cadle demanding a review of the indemnification payments made by us on Mr. Hicks' behalf and raising certain other issues. On December 18, 2006, Daniel C. Cadle filed a putative shareholder derivative complaint in the U.S. District Court for the District of Colorado against several of our current and former members of our Board of Directors, Mr. Hicks and our Chief Financial Officer (collectively, the "defendants"). Mr. Cadle alleged, among other items, that the defendants wasted and continue to waste corporate assets and opportunities by permitting the indemnification described above, that Mr. Hicks had converted assets properly belonging to us and our stockholders to his own use and benefit by accepting the indemnification payments and that the defendants violated Colorado and Delaware state and federal law by concealing material information or making materially misleading statements in our quarterly and annual financial reports regarding these matters. Mr. Cadle seeks a recovery to our company of the attorneys fees paid to indemnify Mr. Hicks, participatory damages to himself personally as well as any attorneys fees he incurs in this matter. Mr. Cadle also seeks injunctive relief to prevent us from continuing to indemnify Mr. Hicks. In April 2007, the defendants filed a motion to dismiss the shareholder derivative complaint. The plaintiff filed a reply to this motion in May 2007. The defendants' motion to dismiss the shareholder derivative complaint was granted by the U.S. District Court in June 2007. The plaintiff has appealed the dismissal of the complaint to the 10th Circuit Court of Appeals.

On July 10, 2007, a U.S. District Court Judge entered an order precluding Daniel C. Cadle from engaging in 13 acts that the arbitrator found to be outrageous. On July 20, 2007, a County Court Judge in Jefferson County, Colorado, entered a Permanent Civil Protection Order against Daniel C. Cadle. The Protection Order requires that Mr. Cadle stay at least 250 yards from Mr. Hicks, his residences and our headquarters. On July 26, 2007, Mr. Cadle appealed the Civil Protection Order entered by the County Court Judge in Jefferson County, Colorado, to the U.S. District Court.

In June 2007, we filed a motion to recover attorneys' fees totaling approximately $120,000 incurred with respect to the shareholder derivative complaint by Mr. Cadle. On July 27, 2007, the trial court entered an order deferring resolution of the motion for attorneys' fees until after the 10th Circuit Court of Appeals decides the appeal of the trial court's order dismissing the complaint.

Following receipt of the letters from counsel to Daniel C. Cadle in September and October 2006, our Board of Directors appointed a special committee comprised of independent directors of the Board to consider the matters raised.

In September 2007, our Board of Directors approved the recommendation of the special committee to reconfirm the Board's prior determination that indemnification of Mr. Hicks was and continues to be appropriate.

See Note 18 for a description of developments after December 31, 2007 on certain matters concerning the indemnification of our CEO and derivative complaint.

Gotham/Primarius Complaint

On March 28, 2007, Gotham Holdings, LP, Primarius Partners LP, Primarius Offshore Partners LTD., Primarius Focus LP and Primarius China Fund LP (collectively, the "Plaintiffs") commenced an action in the United States District Court, Southern District of New York against us, MDB Capital Group ("MDB") and Essex Woodlands Health Ventures ("Essex"). The case relates to sales made by Essex in December 2005 and February 2006 of approximately 9.1 million shares of our common stock, to a number of investors, including the Plaintiffs. These sales occurred under a registration statement that we initially filed with the Securities and Exchange Commission on May 6, 2005. Essex engaged a broker, MDB, in connection with the sales. We did not receive any proceeds from these sales.

The Plaintiffs allege claims under Section 10(b) of the Exchange Act and Rule 10b-5, Section 12 of the Securities Act, fraud with respect to alleged material misrepresentations and/or omissions of material fact and negligent misrepresentation in connection with the Plaintiffs' purchase of our common stock. As they relate to us, the claims arise out of our SEC filings and presentations made by company management at the request of Essex, to Plaintiffs (or parties allegedly related to the Plaintiffs) in December 2005 and February 2006. Specifically, the claims relate to alleged misrepresentations by company management regarding the likelihood that the Hewitt Agreement would move to full implementation.

On July 9, 2007, we filed a motion to dismiss the Gotham/Primarius complaint. The plaintiffs responded by filing a first amended complaint on August 20, 2007. In the first amended complaint, the plaintiffs asserted the same four claims against us that they had made in the original complaint, and three new entities were added as plaintiffs (Willow Creek Capital Partners, LP, Willow Creek Capital Partners II, LP, and Willow Creek Offshore, Ltd.). We filed a motion to dismiss the first amended complaint on September 11, 2007. By order dated October 12, 2007, the court granted our motion to dismiss the first amended complaint, with leave given to the plaintiffs to file a second amended complaint.

On October 31, 2007, the plaintiffs filed a second amended complaint against the Company, which contained allegations that were substantially similar to those pled in the first amended complaint. We filed a motion to dismiss the second amended complaint on December 12, 2007.

We believe the claims against us are without merit and we intend to continue to vigorously defend this matter.

See Note 18 for a description of developments after December 31, 2007 on certain matters involving the Gotham/Primarius complaint.

We are subject to other legal proceedings and claims that arise in the ordinary course of our business. In the opinion of management, these actions are unlikely to materially affect our financial position.

14. COMMITMENTS

We have entered into employment agreements that provide two executives with minimum base pay, annual incentive awards and other fringe benefits. We expense all costs related to the agreements in the period that the services are rendered by the employee. In the event of death, disability, termination with or without cause, voluntary employee termination, or change in our ownership, we may be partially or wholly relieved of our financial obligations to such individuals. However, under certain circumstances, a change in control of us may provide significant and immediate enhanced compensation to the executives. At December 31, 2007, we were contractually obligated to pay base salary to these executives of approximately $570,000 through December 31, 2008.

We have entered into certain licensing and contractual agreements with various parties to access and use data from these parties for the purpose of providing various health information and resources on our website. We have the ability to terminate these agreements upon certain conditions. Our remaining purchase obligations under these contracts at December 31, 2007 are approximately $0.6 million over a three-year period. For the years ended December 31, 2007, 2006 and 2005, amounts included in cost of ratings and advisory revenue for purchases under these agreements are approximately $401,000, $534,000 and $159,000, respectively.

15. EMPLOYEE BENEFIT PLAN

We maintain a defined contribution employee benefit plan (the "Benefit Plan"). The Benefit Plan covers substantially all of our employees and includes a qualified non-elective contribution equal to 3% of annual compensation, applicable to all eligible participants, regardless of whether or not the participant contributes to the Benefit Plan.

Expense under the Benefit Plan, including the Qualified Non-Elective Contribution, aggregated approximately $305,000, $237,000 and $178,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

16. RELATED PARTY TRANSACTION

On August 13, 2007, we entered into a Consulting Services Agreement, subsequently amended on August 26, 2007, with OmniMedix Institute, a nonprofit corporation dedicated to improving quality, efficiency and equity of health care by fostering the proliferation and use of patient-centric health information technologies. The Chairman and Chief Executive Officer of OmniMedix Institute is J.D. Kleinke, a member of our Board of Directors. The Consulting Services Agreement involves the development of a web-based pharmaceutical ratings survey instrument and reporting application for deployment and operation on HealthGrades' website. The aggregate monetary value of the Consulting Services Agreement is $157,000 which is payable over the term of the agreement. As of December 31, 2007, we paid $62,500 pursuant to the Consulting Services Agreement all of which is capitalized on our balance sheet. No related party expense is included in the consolidated statements of income for the years ended December 31, 2007, 2006 or 2005. See Note 18 for a description of developments after December 31, 2007 on certain matters involving the related party transaction.

17. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the quarterly results of operations for the years ended December 31, 2007 and 2006.

2007	March 31	June 30[1]	September 30	December 31
Revenue:				
Ratings and advisory	$ 7,880,859	$ 8,033,201	$ 8,103,208	$ 8,724,342
Other	2,450	3,410,651	3,564	8,800
Total revenue	7,883,309	11,443,852	8,106,772	8,733,142
Expenses:				
Cost of ratings and advisory revenue	1,358,069	1,283,689	1,212,626	1,469,288
Gross margin	6,525,240	10,160,163	6,894,146	7,263,854
Operating expenses:				
Sales and marketing	2,032,781	2,209,384	2,333,067	2,572,679
Product development	1,230,906	1,347,447	1,346,859	1,566,513
General and administrative	2,380,306	942,324	1,914,726[2]	1,767,558
Income from operations	881,247	5,661,008	1,299,494	1,357,104
Other:				
Other	--	--	--[2]	--
Interest income	229,958	479,507	333,151	288,287
Interest expense	(110)	(1,125)	(414)	(122)
Minority interest	53,590	78,413	97,644	98,188
Income before income taxes	1,164,685	6,217,803	1,729,875	1,743,457
Income tax expense	503,351	2,384,017	675,178	545,103
Net income	661,334	3,833,786	1,054,697	1,198,354
Net income per share (basic)	$ 0.02	$ 0.13	$ 0.04	$ 0.04
Weighted average shares outstanding (basic)	28,566,594	28,729,766	28,708,557	28,479,761
Net income per share (diluted)	$ 0.02	$ 0.11	$ 0.03	$ 0.04
Weighted average shares outstanding (diluted)	33,817,837	33,926,878	33,741,661	33,398,968

(1) – Net income in June 2007 includes the arbitration award from Hewitt of approximately $2.8 million, net of tax.

(2) – Other expense of $25,268 as filed in our Form 10-Q for the period ended September 30, 2007 was reclassified to general and administrative expense.

2006	March 31	June 30	September 30	December 31
Revenue:				
Ratings and advisory	$ 6,102,257	$ 6,662,090	$ 7,247,615	$ 7,752,059
Other	120	5,000	--	1,111
Total revenue	6,102,377	6,667,090	7,247,615	7,753,170
Expenses:				
Cost of ratings and advisory revenue	1,150,146	1,078,381	1,114,898	1,249,885
Gross margin	4,952,231	5,588,709	6,132,717	6,503,285
Operating expenses:				
Sales and marketing	1,794,506	1,788,568	2,266,895	2,573,808
Product development	829,886	834,518	877,015	1,005,916
General and administrative	1,718,573	1,449,246	1,536,769	1,684,120
Income from operations	609,266	1,516,377	1,452,038	1,239,441
Other:				
Other	450	--	(493)	--
Interest income	137,427	167,735	181,872	202,196
Interest expense	(113)	(92)	(87)	(95)
Income before income taxes	747,030	1,684,020	1,633,330	1,441,542
Income tax expense	348,906	704,734	691,061	579,711
Net income	398,124	979,286	942,269	861,831
Net income per share (basic)	$ 0.01	$ 0.03	$ 0.03	$ 0.03
Weighted average shares outstanding (basic)	28,233,054	28,408,361	28,449,118	28,636,680
Net income per share (diluted)	$ 0.01	$ 0.03	$ 0.03	$ 0.03
Weighted average shares outstanding (diluted)	34,267,275	33,987,459	33,778,190	33,498,144

18. SUBSEQUENT EVENTS

Indemnification and Derivative Complaint

On January 15, 2008, the U.S. District Court affirmed the Civil Protection Order entered by the County Court of Jefferson County, Colorado which was appealed by Mr. Cadle in July 2007.

The claims Mr. Hicks asserts in the arbitration (see Note 13) are for defamation and outrageous conduct against the collection agency parties. Mr. Hicks has filed motions to attempt to narrow the issues to be heard based upon the findings made by the arbitrator in his May 14, 2007, ruling. The collection agency parties have raised claims against Mr. Hicks for abuse of process, "frivolous and spurious lawsuit" and "attorneys' fees." Mr. Hicks filed a motion to dismiss the counterclaims. Briefing on that motion was completed on January 18, 2008. The hearing in connection with Mr. Hicks' claims, and any counterclaims that survive the motion to dismiss, is set to commence on June 24, 2008.

Gotham/Primarius Complaint

The court conducted oral argument on the motion to dismiss the second amended complaint on January 10, 2008 at which time it denied our motion to dismiss the common law fraud and Section 10(b) claims, but deferred a decision on the Section 12 and negligent misrepresentation claims. On February 19, 2008, the court issued an opinion dismissing the Section 12 claim, but maintaining the negligent misrepresentation claim because dismissal at that time was premature. The Company will have an opportunity to renew its argument once the court has decided which state's law applies.

Treasury Stock

As of March 13, 2008, we repurchased 640,532 shares of our common stock, subsequent to December 31, 2007 for an average purchase price per share of $5.44 for an aggregate cost of $3,512,872, which includes commissions and fees of $25,739. From June 22, 2006 through March 13, 2008, we have repurchased 2,456,531 shares at an average purchase price per share of $5.00 for an aggregate cost of $12,378,434, which includes commissions and fees of $99,781.

2006 Plan and Certain Employment Agreements

Effective January 1, 2008, we amended our 2006 Plan and certain employment agreements to comply with §409A of the Internal Revenue Code. These amendments will not have a material impact on our financial statements.

Related Party Transaction

Through March 13, 2008, we paid a total of approximately $94,500 to OmniMedix Institute pursuant to the Consulting Services Agreement.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of the end of the period covered by this report are effective to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Securities Exchange Act of 1934 is (i) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding disclosure.

Change in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of company assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the company's internal control over financial reporting was effective as of December 31, 2007. Grant Thornton LLP has audited the effectiveness of the Company's internal control over financial reporting as of December 31, 2007; their report is included in Item 8.

Item 9B. Other Information

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

This information (other than the information relating to executive officers included in Part I) will be included in an amendment to this Form 10-K, which will be filed within 120 days after the end of our fiscal year covered by this report.

Item 11. Executive Compensation

This information will be included in an amendment to this Form 10-K, which will be filed within 120 days after the close of our fiscal year covered by this report.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Equity Compensation Plan Information

The following table provides information, as of December 31, 2007, regarding securities issuable under our stock based compensation plans.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights *(a)*	Weighted-average exercise price of outstanding options, warrants, rights and RSAs *(b)*	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column *(a)*) *(c)*
Equity compensation plans approved by security holders	7,205,238[(1)]	$0.37	4,434,554
Equity compensation plans not approved by security holders	N/A		N/A
Total	7,205,238		4,434,554

(1) 1,331,966 of securities to be issued upon exercise relate to restricted stock awards not yet vested.

Other information required to be included in this item will be included in an amendment to this Form 10-K, which will be filed within 120 days after the end of our fiscal year covered by this report.

Item 13. Certain Relationships, Related Transactions and Director Independence

This information will be included in an amendment to this Form 10-K, which will be filed within 120 days after the end of our fiscal year covered by this report.

Item 14. Principal Accounting Fees and Services

This information will be included in an amendment to this Form 10-K, which will be filed within 120 days after the end of our fiscal year covered by this report.

PART IV

Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) 1. Financial Statements.

The financial statements listed in the accompanying Index to Financial Statements and Financial Statement Schedule at page 37 are filed as part of this Form 10-K.

2. Financial Statement Schedules.

The following financial statement schedule is filed as part of this Form 10-K:

Schedule II - Valuation and Qualifying Accounts.

All other schedules have been omitted because they are not applicable, or not required, or the information is shown in the Financial Statements or notes thereto.

Schedule II -- Valuation and Qualifying Accounts

ALLOWANCE FOR DOUBTFUL ACCOUNTS ON TRADE RECEIVABLES	BALANCE AT BEGINNING OF PERIOD	CHARGED TO COSTS AND EXPENSES	CHARGED TO OTHER ACCOUNTS	DEDUCTIONS	BALANCE AT END OF PERIOD
Year ended December 31, 2007	$ 19,207	$ --	$ --	$ --	$ 19,207
Year ended December 31, 2006	$ 4,207	$ 15,000	$ --	$ --	$ 19,207
Year ended December 31, 2005	$ 15,236	$ 20,000	$ --	$ (31,029) (1)	$ 4,207

(1) Represents actual amounts charged against the allowance for the periods presented.

(b) Exhibits.

The following is a list of exhibits filed as part of this annual report on Form 10-K. Unless otherwise indicated, the file number of each document incorporated by reference is 0-22019.

EXHIBIT NUMBER	DESCRIPTION
3.1	Form of Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to our Annual Report on Form 10-K for the year ended December 31, 2001.)
3.2	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to our amendment to our Quarterly Report on Form 10-Q/A for the quarter ended September 30, 2004, filed on May 2,, 2005)
10.1*	2006 Equity Compensation Plan (incorporated by reference to our Proxy Statement, filed on June 26, 2006)
10.1.2*	Form of Grant Notice of Restricted Stock Award (incorporated by reference to Exhibit 10.1.2 to our Form 10-K for the year ended December 31, 2006)
10.3*	Employment Agreement dated as of April 1, 1996 by and between Specialty Care Network, Inc. and Kerry R. Hicks (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form S-1(File No. 333-17627))
10.4.1*	Employment Agreement between Specialty Care Network, Inc. and David Hicks, dated March 1, 1996 (incorporated by reference to Exhibit 10.8 to our Registration Statement on Form S-1(File No. 333-17627))
10.4.2*	Amendment to Employment Agreement between Specialty Care Network, Inc. and David Hicks, dated December 2, 1997. (incorporated by reference to Exhibit 10.8.1 to our Annual Report on Form 10-K for the fiscal year ended December 31, 1997)
10.5	Building Lease between GR Development One, LLC, Landlord and Health Grades, Inc. Tenant. (incorporated by reference to exhibit 10.5 to our Form 10-K for the year ended December 31, 2005)
10.5.1	Building Lease Amendment (incorporated by reference to exhibit 10.5.1 to our Form 10-K for the year ended December 31, 2006)
10.6*	Directors Compensation
10.7*	Steven D. Wood Offer of Employment Letter (incorporated by reference to exhibit 99.1 to our Form 8-K, filed on July 10, 2006)
21.1	List of subsidiaries of Registrant
23.1	Consent of Grant Thornton LLP
31.1	Certification of the Chief Executive Officer pursuant to Rule 15d-14(a) under the Securities Exchange Act.
31.2	Certification of the Chief Financial Officer pursuant to Rule 15d-14(a) under the Securities Exchange Act.
32.1	Certification of the Chief Executive Officer pursuant to Rule 15d-14(b) under the Securities Exchange Act.
32.2	Certification of the Chief Financial Officer pursuant to Rule 15d-14(b) under the Securities Exchange Act.

* - Constitutes a management contract, compensatory plan or arrangement required to be filed as an exhibit to this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HEALTH GRADES, INC.

Date: March 17, 2008

/s/ Kerry R. Hicks
Kerry R. Hicks
Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

NAME	TITLE	DATE
/s/ Kerry R. Hicks Kerry R. Hicks	Chairman, President and Chief Executive Officer (Principal Executive Officer)	March 17, 2008
/s/ Allen Dodge Allen Dodge	Executive Vice President, Chief Financial Officer, Secretary and Treasurer (Principal Financial and Accounting Officer	March 17, 2008
/s/ Mary Boland Mary Boland	Director	March 17, 2008
/s/ Leslie S. Matthews, M.D. Leslie S. Matthews, M.D.	Director	March 17, 2008
/s/ John Quattrone John Quattrone	Director	March 17, 2008
/s/ Michael Beaudoin Michael Beaudoin	Director	March 17, 2008

Exhibit 10.6

Directors Compensation

Effective July 1, 2007, compensation for each non-employee director of the Company is as follows:

(i) $15,000 in cash; and
(ii) 5,000 shares of restricted stock to be issued under the Health Grades, Inc. 2006 Equity Compensation Plan; fifty percent of such restricted stock shall vest on each of the first two anniversaries of the date of grant.

Exhibit 21.1

List of Subsidiaries of Registrant

Subsidiary	Jurisdiction
Healthcare Credit Solutions, LLC	Arizona

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our reports dated March 17, 2008, accompanying the consolidated financial statements and schedule and management's assessment of the effectiveness of internal control over financial reporting included in the Annual Report of Health Grades, Inc. on Form 10-K for the year ended December 31, 2007. We hereby consent to the incorporation by reference of said reports on Form S-3 (File No. 333-124288, effective April 25, 2005) and on Forms S-8 (File No. 333-82398, effective February 8, 2002, File No. 333-42986, effective August 3, 2000, File No. 333-61717, effective August 18, 1998, and File No. 333-36933, effective October 1, 1997).

/s/ GRANT THORTON LLP

Denver, Colorado
March 17, 2008

Exhibit 31.1

CERTIFICATION

I, Kerry R. Hicks, certify that:

1. I have reviewed this annual report on Form 10-K of Health Grades, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or cause such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principals;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 17, 2008

By:/s/ Kerry R. Hicks
Name: Kerry R. Hicks
Title: Chairman, President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Allen Dodge, certify that:

1. I have reviewed this annual report on Form 10-K of Health Grades, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or cause such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principals;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 17, 2008

By: /s/ Allen Dodge
Name: Allen Dodge
Title: Executive Vice President and Chief Financial Officer

Exhibit 32.1

Health Grades, Inc.

Certification by the Chief Executive Officer
Pursuant to Rule 15d-14(b) Under the Securities Exchange Act of 1934

I, Kerry R. Hicks, Chief Executive Officer of Health Grades, Inc., a Delaware corporation (the "Company"), hereby certify that, based on my knowledge:

(1) The Company's annual report on Form 10-K for the year ended December 31, 2007 (the "Form 10-K") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company for the period covered by this report.

* * *

KERRY R. HICKS
Kerry R. Hicks
Chairman, President and CEO

Date: March 17, 2008

Exhibit 32.2

Health Grades, Inc.

Certification by the Chief Financial Officer
Pursuant to Rule 15d-14(b) Under the Securities Exchange Act of 1934

I, Allen Dodge, Chief Financial Officer of Health Grades, Inc., a Delaware corporation (the "Company"), hereby certify that, based on my knowledge:

(1) The Company's annual report on Form 10-K for the year ended December 31, 2007 (the "Form 10-K") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company for the period covered by this report.

*   *   *

ALLEN DODGE
Allen Dodge
Executive Vice President / CFO

Date: March 17, 2008

PERFORMANCE GRAPH

The graph below compares the five-year annual percentage change in total stockholder return for our common stock with the CRSP Index for the NASDAQ Stock Market (US companies) ("NASDAQ Stock Market (US)") and the CRSP Index for NASDAQ Computer & Data Processing Stocks ("NASDAQ Computer & Data Processing Index").

This graph assumes an investment of $100 in Company common stock, the NASDAQ Stock Market (US) and the NASDAQ Computer & Data Processing Index on December 31, 2002, and covers the period from December 31, 2002 through December 31, 2007. Dividend reinvestment has been assumed.



Health Grades, Inc.
NASDAQ Stock Market (US)
NASDAQ Computer & Data Processing Index
25000
20000
15000
10000
5000
0
Dollars
12/31/2002
12/31/2003
12/31/2004
12/30/2005
12/29/2006
12/31/2007

	12/31/2002	12/31/2003	12/31/2004	12/30/2005	12/29/2006	12/31/2007
Health Grades, Inc.	$ 100.00	$ 2,000.00	$ 9,666.67	$21,066.67	$14,966.67	$19,833.33
NASDAQ Stock Market (US)	$ 100.00	$ 149.52	$ 162.72	$ 166.18	$ 182.57	$ 197.98
NASDAQ Computer & Data Processing Index	$ 100.00	$ 131.80	$ 145.30	$ 150.23	$ 168.68	$ 206.11

CORPORATE INFORMATION

BOARD OF DIRECTORS

Kerry R. Hicks
Chairman of the Board of Directors and
Chief Executive Officer
Health Grades, Inc.

Mary M. Boland
Senior Vice President, Finance and
Distribution-The Americas
Levi Strauss & Co.

Leslie S. Matthews, M.D.
Orthopaedic Surgeon
Greater Chesapeake Orthopaedic
Associates, LLC

John J. Quattrone
GM Powertrain Vice President,
Global Human Resources
GM Powertrain Headquarters

Michael Beaudoin
Co-CEO, Co-Founder
ServiceMagic, Inc.

EXECUTIVE OFFICERS

Kerry R. Hicks
Chairman of the Board of Directors and
Chief Executive Officer

David G. Hicks
Executive Vice President

Sarah P. Loughran
Executive Vice President

Allen Dodge
Executive Vice President and
Chief Financial Officer

Steven D. Wood, PhD
Executive Vice President

CORPORATE DATA

Independent Public Accountants
Grant Thornton LLP
Denver, CO

Transfer Agent
American Stock Transfer & Trust Company
New York, NY

Legal Counsel
Faegre & Benson LLP
Denver, CO

Rothgerber Johnson & Lyons LLP
Denver, CO

Corporate Headquarters
Health Grades, Inc.
500 Golden Ridge Road, Suite 100
Golden, CO 80401

Other Financial Information
Requests for copies of our SEC periodic filings or other shareholder inquiries should be directed to Allen Dodge, Health Grades, Inc., 500 Golden Ridge Road, Suite 100, Golden, CO 80401.

HEALTHGRADES®
GUIDING AMERICA TO BETTER HEALTHCARE®

END